UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 12, 2003

Commonwealth Bank of Australia-ACN 123 123 124

(Translation of registrant’s name into English)

Level 2, 48 Martin Place
SYDNEY NSW 1155
AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934.  Yes  ☒  No☐

Documents Furnished By the Registrant

1. Press Release of the Registrant dated February 12, 2002

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Commonwealth Bank of Australia

Date: February 12, 2003	/s/ John Damien Hatton
	Name:	John Damien Hatton

	Title:	Company Secretary

Welcome, and thank you for attending today’s briefing.

Today, we are broadcasting via live webcast to the public in listen-only mode. We also have a number of analysts joining us by teleconference. The Bank’s staff are able to view the broadcast live through CBA TV.

Before getting further underway, I ask that you now switch off any mobile phones.

Please keep all questions until the end of this session, at which time a microphone will be made available. Also, state your name and company prior to asking your question.

After today’s briefing, we welcome you to stay for afternoon tea.

A copy of this presentation (including speaker’s notes) is available on the Bank’s website and has been submitted to the Australian Stock Exchange.

Presentation of Half Year Results David Murray Stuart Grimshaw 12 February 2003 www.commbank.com.au

2
The material that follows is a presentation of general background information about the Bank's activities current at the date of the presentation, 12 February 2003. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Disclaimer

3
Speaker's Notes Speaker's notes for this presentation are attached below each slide. To access them, you may need to save the slides in PowerPoint and view/print in "notes view."

4
Overview

Cash profit in line with AGM statement

	Dec 2002	Dec 2001	% Change
Statutory Net Profit After Tax	$622m	$1,204m	(48%)
Net Profit After Tax (cash basis)*	$1,208m	$1,192m	1%

Half Year Results 12 February 2003
CommonwealthBank 5

The statutory net profit after tax for the half year ended 31 December 2002 was $622 million. This profit includes two non-cash items, being goodwill amortisation of $160 million, and a write down in appraisal value of the wealth management businesses of $426 million. The write down in appraisal value will be covered later on in the presentation.

On a cash basis, that is after tax, before goodwill amortisation, and before the write down in appraisal value, the result was $1,208m. The cash profit represents an increase of 1% on the previous corresponding half and is in line with the Chairman’s statement at the Bank’s Annual General Meeting on 1 November last year that the cash profit was likely to be about that of the previous corresponding half year. The numbers in this presentation refer to cash profit, unless otherwise stated.

At the AGM the Chairman also stated that the result would be up after adjusting for costs incurred for the first time in relation to strategic initiatives and the Employee Share Acquisition Plan (ESAP). Excluding these costs and the impact of investment returns, the December half result would have increased by 9.7%.

The result has been driven by:

•	The continued strength of the housing market in Australia

•	Subdued corporate and business lending activity

•	The impact of poor investment markets on returns on shareholder funds in the funds management and life insurance businesses.

5
Cash profit in line with AGM statement Statutory Net Profit After Tax Net Profit After Tax (cash basis)* Dec 2002 $622m $1,208m Dec 2001 $1,204m $1,192m % Change (48%) 1% * ie excluding appraisal value uplift/reduction and goodwill amortisation. Unless otherwise stated the numbers in this presentation refer to the net profit after tax (cash basis) and all comparisons are to the prior comparative period.

Dividend payout ratio remains high relative to peers

	Dec 2002	Dec 2001	Change
Dividends per Share	69cps	68cps	1c
Dividend Payout Ratio	72.7%	72.6%	-

...and EPS has improved

	Dec 2002	Dec 2001	Change
Earnings per Share	95cps	94cps	1c
Return on Equity	12.39%	12.43%	(4bps)
Banking Cost to Income Ratio*	52.6%	54.2%	(3%)
Tier 1 Capital Ratio	7.06%	6.75%	31bps

*Underlying

Half Year Results 12 February 2003 CommonwealthBank 6

Looking at the result in terms of the key financial ratios:

•	The Bank has declared a fully franked dividend of 69 cents per ordinary share, which represents an increase of 1 cent per ordinary share. The dividend payout ratio of 72.7% is consistent with the prior comparative period figure of 72.6%.

•	Earnings per share (EPS) has increased by 1 cent to 95 cents.

•	Return on equity has decreased from 12.43% to 12.39%. The flat profit growth outcome has interrupted the trend of delivering higher ROE since the Colonial acquisition.

•	The banking cost to income ratio, based on existing businesses, that is excluding the effect of costs included for the first time relating to strategic initiatives and ESAP, improved by 160 basis points to 52.6% at 31 December 2002 from 54.2%.

•	Tier 1 capital position rose by 31 basis points to 7.06% over the half year period, up from 6.75%.

6
Dividend payout ratio remains high relative to peers Dividends per Share Dividend Payout Ratio Dec 2002 69cps 72.7% 95cps 12.39% 52.6% 7.06% Dec 2001 68cps 72.6% 94cps 12.43% 54.2% 6.75% Change 1c - 1c (4bps) (3%) 31bps *Underlying Earnings per Share Return on Equity Banking Cost to Income Ratio* Tier 1 Capital Ratio ....and EPS has improved

Sound growth in Banking

Cash Profit

	31 Dec 02	30 Jun 02	31 Dec 01	31 Dec 02 Vs 31 Dec 01 %
Banking	$1,079m	$1,092m	$975m	11%
Funds Management	$135m	$186m	$182m	(26%)
Life Insurance	($6m)	$31m	$35m	(117%)
	$1,208m			

Half Year Results 12 February 2003

Commonwealth Bank 7

In terms of segment results:

•	The net profit after tax from the Banking business for the first-half of the 2002/03 financial year was $1,079m, which represents an increase of 11% or $104m. This has been achieved through relatively strong growth in net interest income, increasing by 4%, with a 2% increase in other banking income.

•	I’d like to point out that the Funds Management result includes for the first time, investment style products written within life insurance companies. Prior period numbers that you see have been restated in line with the current half numbers.

•	The Funds Management business achieved a first half result of $135m in a challenging market environment.

•	The Life Insurance business made a net loss after tax of $6 million. This was impacted by one off items and investment markets.

I’ll deal with each of these segments later in the presentation.

7
Banking Funds Management Life Insurance 31 Dec 02 $1,079m $135m ($6m) $1,208m 31 Dec 01 $975m $182m $35m 31 Dec 02 Vs 31 Dec 01% 11% (26%) (117%) Sound growth in Banking Cash Profit 30 Jun 02 $1,092m $186m $31m

Banking performance offset by weaker wealth management...

$m
1500
1400
1300
1200
1100
1000
900
Underlying Growth +9.7%
Banking
162
Funds
Management
(45)
Life
Insurance
(1)
1,308
First Time
Expenses*
(58)
Investment
Returns
(42)
1,192
1,208
Cash Profit
Dec-01
Underlying
Dec-02
Cash Profit
Dec-02

Half Year Results 12 February 2003
CommonwealthBank
8

Comparing the components of the 2002/03 first-half result with the same period last year, the underlying growth of 9.7% comprises:

•	Strong underlying performance in the banking business

•	A Funds Management result reflecting the external market conditions, and

•	Life operating margins reflecting favourable results from Asia and New Zealand offset by the Australian result, which was impacted by a slight increase in claims (about 5%) and the write off of a single asset in the annuity fund ($18m).

First time expenses include one off costs associated with the strategic initiatives of $56m, which related primarily to re-organising the retail banking operations during the half, and ESAP of $27m, which on an after tax basis equate to a $58m charge in the current period

Investment returns primarily reflect equity market returns.

8
Banking performance offset by weaker wealth management... 900 1000 1100 1200 1300 1400 1500 Dec-01 Banking Managed Products Life Insurance Underlying Dec 02 First time Invest Earn Dec-02 Cash Profit Dec-0 2 1,192 Banking 162 Funds Management (45) Life Insurance (1) Investment Returns (42) 1,208 $m Cash Profit Dec-01 Underlying Growth +9.7% First Time Expenses * (58) Underlying Dec-02 1,308

Contribution to EPS Growth

Underlying Growth up 8 cents
7 cent decrease from first-time costs and investment returns
Cents per Share
110
100
90
80
70
60
94
Banking 13
Funds Management (4)
Life Insurance (1)
102
First-time costs (4)
Investment returns (3)
95
Cash Profit Dec -01
Dec-02 Underlying EPS
Dec-02 EPS cash basis

Half Year Results 12 February 2003
CommonwealthBank
9

EPS increased to 102 cents per share from 94 cents per share based on underlying performance, an increase of 8 cents per share.

The inclusion of investment returns and first time costs, dilutes the earnings per share by 7 cents to 95 cents per share.
EPS for the year is 95 cents per share, a net increase of 1 cent.

Based on underlying performance, ROE would have been 13.34%, up 91 basis points.

9
Contribution to EPS Growth Underlying Growth up 8 cents 7 cent decrease from first-time costs and investment returns 94 Banking 13 Life Insurance (1) 102 95 First-time costs (4) Investment returns (3) Funds Management (4) Cash Profit Dec -01 Dec-02 Underlying EPS Dec-02 EPS cash basis Cents per Share

Dividend continues to grow

- Payout ratio of 72.7% remains highest among major banks

150
125
100
75
50
25
0
Cents
22
20
36
24
46
36
52
38
57
45
58
46
66
49
72
58
75
61
82
68
69
1993
1995
1997
1999
2001
2003
First Half
Second Half

Half Year Results 12 February 2003 CommonwealthBank 10

The Bank’s interim dividend, to be paid in March 2003, is 69c per share fully franked, and represents an increase of 1 cent per share.

The Bank has continued its tradition of a high dividend payout ratio relative to its peers with a payout ratio of 72.7%, which is consistent with the same time last year. The Bank’s dividend policy is based on cash EPS, having regard to:

•	The rate of business growth

•	Capital adequacy

•	Investment requirements

•	The cyclical nature of life insurance investment returns and the long term expectations for these, and

•	A range of other factors.

Subject to these factors, the Bank will continue to maintain a high dividend payout ratio relative to its peers.

10
Dividend continues to grow Interim Dividend of 69 cps to be paid 28 March 2003, up 1% on pcp. Payout ratio of 72.7% remains highest among major banks

Now let’s turn to each segment in more detail.

11
Segment Results: Banking

Banking result reflects the strong home loan market

$m
1,300
1,200
1,100
1,000
900
800
16.6% increase from underlying business
975
Interest Income 105
28 Other Bank Income
Expenses (11)
139 BDD
(100) Taxation
1 Outside Equity Interest
1,137
One off expense (58)
1,079
Cash Profit Dec-01
Underlying Dec-02
Cash Profit Dec-02

Half Year Results 12 February 2003

CommonwealthBank 12

The Group’s banking operations performed well for the half year ended 31 December 2002, achieving growth in operating profit after tax of $104m or 11% to $1,079m.

The contribution from net interest income reflected the strong growth in lending balances, particularly housing loan volumes, partially offset by a 12 basis points reduction in the net interest margin (NIM) from 2.77% to 2.65%.

Growth in other operating income has been achieved through increased credit card volumes and the implementation of initiatives leading to a higher contribution from lending fees and commission and other fees. I will address the components of operating income in the next slide.

Bank underlying operating expenses increased by $11m to $1,976m or 1% for the 6 months ended 31 December 2002. Included within operating expenses is $26m of benefits achieved as a result of the expenditure incurred on the strategic initiatives.

The Bank’s bad and doubtful debt expense reduced by $139m or 48% to $151m. This result has been achieved in the absence of any significant deterioration in the quality of the corporate and business portfolios and a strong consumer portfolio.

The one off expenses of $83m pre tax ($58m after tax), include $27m in relation to ESAP and $56m of expenditure incurred in the re-organising of the retail banking operations.

12
Banking result reflects the strong home loan market

Banking income driven by retail operations

$m
3,900
3,800
3,700
3,600
3,500
3,627
Net Interest Income
105
Lending Fees
21
Commission & Other Fees
96
Trading Income
(25)
Other
($64)
3,760
Dec-01
Dec-02

Half Year Results 12 February 2003
CommonwealthBank
13

Turning to the components of operating income for the Banking Business:

Net Interest Income

•	Net interest income increased by $105m or 4% to $2,454m. This growth was driven by an increase of $15bn or 9% in average interest earning assets partly offset by a decline in interest margin.

•	The growth in average interest earning assets predominantly related to strong growth in housing loan balances originated in both the branch and mortgage broker channels, offset by the subdued conditions in the business and corporate lending markets.

•	The decline in the interest margin is primarily due to the higher weighting of home loans within the portfolio combined with a reduction in margin on lending products as a result of competitive pressures, and the full effect of official cash rate reductions in the the second half of the last financial year.

•	ASB Bank has had a strong first half with a 25% increase in earnings, reflecting a heightened level of customer satisfaction across the business. The main drivers of this growth were net interest income through increased lending volumes, productivity improvements and other income growth from financial services.

Other Banking Income

•	Other banking operating income increased 2% or $28m to $1.3bn over the half year, reflecting growth in lending fees offset by weaker trading income and net loss on investments. Looking at the main components of other banking income:

•	Lending fees were up 7% or $21m to $314m. This increase was primarily due to more effective recovery of home loan establishment fees. Establishment fees are now aligned to cross sell targets, which combined with the use of mortgage brokers is part of the Bank’s strategy to build lending balances to improve future earnings potential and enhanced customer relationships.

•	Commission and other fees increased $96m or 16% to $702m. Included in this income are the fees from transaction and savings accounts, revenues resulting from credit card transaction volumes, and bank acceptance fees.

•	Trading income of $226m from the the Bank’s financial markets operations, represented a decline of $25m or 10%. The level of client activity remained strong over the period, however reduced currency volatility and a weaker corporate lending market adversely affected this result.

•	Other income decreased by $64m, and represents the inclusion in the prior period of the sale of strategic investments, combined with an investment write down in the current period.

13
Banking income driven by retail operations

Underlying Banking Cost to Income improving

%
...resulting from strategic initiatives
60
58
56
54
52
50
58.1
57.4
54.2
54.0
52.6
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02

Half Year Results 12 February 2003
CommonwealthBank
14

Underlying cost growth in the banking operations, that is excluding first time costs, was 1% or $11m to $1,976m. Cost growth from comparable businesses was primarily the result of increased volumes across housing, credit cards and retail accounts.

Non-volume related increases in costs included higher costs associated with the transaction fee changes, as well as wage increases associated with the finalisation of the enterprise bargaining agreement (4%).

The underlying banking cost to income ratio for the half year improved by 160 basis points from 54.2% to 52.6% representing a productivity improvement of 3%.

As cost reductions associated with strategic initiatives are realised in the retail and business banking segments, further improvement in the banking cost to income ratio is expected. Details relating to strategic initiatives undertaken this half are provided in a later slide.

14
Underlying Banking Cost to Income improving ....resulting from strategic initiatives %

9% growth in lending assets

200
150
100
50
0
$ billion
155
161
169
12
12
13
55
55
54
8
8
9
80
86
94
Dec 2001
Jun 2002
Dec 2002
Lending Assets**:
Housing
Personal
Business & Corporate
Bank Acceptances

Half Year Results 12 February 2003
CommonwealthBank 15

The Bank’s total lending assets excluding securitisation increased by 9% or $14bn to $169bn.

This increase was primarily driven by strong growth in home loan outstandings, which rose by 17%, excluding securitisation, to $94bn over the half year period. Sales have been strong, with the Bank’s share of the mortgage broker market increasing from 11% at 31 December 2001 to 15% at the end of September 2002 (which is the most recent information available).

Growth in credit card balances was in line with market trends and has resulted in an increase of 8% or $700m in personal lending balances to $8.8bn.

Business and corporate lending outstandings which include bank acceptances, were flat. This result reflects an increase in business lending balances, offset by a decline in corporate loans as a result of subdued lending conditions.

Bank acceptances growth was driven by the implementation of specific cross-sell initiatives that substitute products between business and corporate lending and bank acceptances.

15
9% growth in lending assets Lending Assets**: ** Excludes securitised housing loan balances $5.9b (Dec 02), $7.0b (Jun 02), $5.7b (Dec 01). Housing Personal Business & Corporate $ billion Bank Acceptances 155 161 169

Continuing sound asset quality

	Dec 2001	Jun 2002	Dec 2002
Charge for Bad & Doubtful Debts (6 months)	$290m	$159m	$151m
Charge for Bad & Doubtful Debts to RWA (annualised)	0.42%	0.23%	0.21%
Gross Impaired Assets (net of interest reserved)	$983m	$884m	$863m
Specific Provisions	$309m	$270m	$264m
General Provision	$1,334m	$1,356m	$1,327m
General Provision to RWA	0.96%	0.96%	0.92%

Half Year Results 12 February 2003
CommonwealthBank 16

The Group’s bad debt charge reduced by 48% to $151m, which is consistent with the prior six month period. The prior comparative period included a small number of large corporate defaults, ie. Enron and Pasminco.

On an annualised basis the bad debt expense to risk weighted assets ratio is 21 basis points per annum and reflects a very strong credit performance. This outcome compares with an average rate of 26 basis points over the past decade, and is below the 25 to 30 basis points range for the underlying charge that we expect to see on average through the cycle.

The general provision to risk weighted assets at 92 basis points remains conservative, and well within peer averages.

16
Continuing sound asset quality Continuing sound asset quality

The Bank remains well provisioned

2,100
1,800
1,500
1,200
900
600
300
0
$millions
300
250
200
150
100
50
0
%
Dec 94
Dec 95
Dec 96
Dec 97
Dec 98
Dec 99
Dec 00*
Dec 01
Dec 02
General Provision
Specific Provision
Total Provisions/Gross Impaired Assets (axis on right)

* Includes Colonial

Half Year Results 12 February 2003

CommonwealthBank 17

The Bank remains well provisioned. Total Provisions for Impairment as at 31 December 2002 were $1,591m.

The decrease in specific provisions reflects the strong performance of the portfolio and reductions achieved in gross impaired assets, which are down 12%.

The Bank maintains a sound level of general provisioning that has been determined on a basis consistent with prior periods, and adequately covers the level of risk inherent in the current portfolio.

17
* Includes Colonial $millions The Bank remains well provisioned

Arrears levels in the consumer portfolio remain at historically low levels with the arrears rate showing an improving trend over recent periods.

The Group continues to provide substantial finance to the consumer segment, with over half of the Bank’s total lending assets represented by housing loans, and this segment is currently experiencing low loss rates of less than 1 basis point.

The December half year also showed a strong result in the unsecured consumer book (credit cards and personal loans) with loss rates of less than 2%. Improvements have been achieved in both the bad debt charge and delinquencies for this segment.

18
Arrears in consumer book remain at low levels Loans Accruing past 90 days or more 30/06/01 31/12/01 30/06/02 31/12/02 $m $m $m $m Housing Loans 218 168 176 136 Other Loans 90 79 73 75 Total 308 247 249 211 Housing loans arrears rate 30/06/01 31/12/01 30/06/02 31/12/02 Housing Loans accruing but past 90 days or more $m 218 168 176 136 Housing loan balances $m 73,511 79,745 85,839 93,545 Arrears rate % 0.30% 0.21% 0.21% 0.15%

The Bank has a high quality commercial portfolio

100%
80%
60%
40%
20%
0%
36
39
40
15
15
14
20
19
17
29
27
29
60% investment grade
Dec 01
Jun 02
Dec 02
AAA/AA*
A
BBB
Other

*CBA Equivalent Ratings

Half Year Results 12 February 2003

CommonwealthBank 19

The Bank maintains a high quality and widely diversified commercial credit portfolio, with 60% of the individually risk rated portfolio at a rating of investment grade or equivalent.

The bulk of the non investment grade portfolio is represented by secured business lending.

Details of the Bank’s exposures to the energy, telcos, technology and agricultural sectors are detailed in the supplementary slides on the internet and at the end of your packs. Exposures to these industries have been prudently managed from a credit quality perspective.

In relation to the drought affected agricultural sector, our experience is that there are no credit concerns affecting the portfolio at the present time, however we constantly monitor the situation.

19
The Bank has a high quality commercial portfolio Dec 01 Dec 02 Jun 02 60% investment grade *CBA Equivalent Ratings

Large exposures are mostly investment grade

Top 20 Exposures to Corporates (Committed)
S&P Rating or Equivalent
A+
A+
BBB-
BBB
BBB-
A-
A-
A+
A-
A-
AA-
A-
BBB
AAA
BBB
A
BBB
A+
A+
BBB
0
200
400
600
Committed Exposure ($m) 31 December 2002

Top 20 exposures as a % of Total Committed Exposure
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Dec 2000
Dec 2001
Dec 2002

Half Year Results 12 February 2003
CommonwealthBank 20

The Group’s top 20 corporate exposures are all investment grade or equivalent.

The Group continues to actively manage portfolio concentrations, and has progressively reduced the percentage of large corporate exposures. The exposures are well spread by industry, with low levels of correlation, and the large exposures as a percentage of the portfolio have been reducing over the past three years.

20
Large exposures are mostly investment grade Dec 2000 Dec 2001 Dec 2002 Top 20 exposures as a % of Total Committed Exposure Committed Exposure ($m) 31 December 2002 0.0% 0.5% 1.0% 1.5% 2.0% 2.5% 3.0% 3.5% 4.0% Top 20 Exposures to Corporates (Committed) 0 200 400 600 S&P Rating or Equivalent BBB A+ A AAA A- A- A+ A- BBB A+ BBB A+ A+ BBB A BBB AAA BBB A- AA- A- A- A+ A- A- BBB- BBB BBB- A+ A+

Segment Results: Funds Management

Commonwealth Bank

21
Segment Results: Funds Management

Fund flows impacted by a weak equity market

Equity Markets

Index (Base 100)
105
95
85
75
-6.3%
-11.7%
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
MSCI World
All Ordinaries

Source: Morgan Stanley

Total Net Retail Fund Flows (for quarter ended)

$m
7000
6000
5000
4000
3000
2000
1000
0
-80%
Jun-02
Sep-02
Dec-02*
Jun-02
Sep-02
Dec-02*

Source: Plan for Life (ex Cash)

** Plan for Life estimate*

Half Year Results 12 February 2003
CommonwealthBank
22

The funds management operating environment remained challenging over the half year to 31 December 2002, with continued poor performance in investment markets, particularly equities, impacting investment returns and the level of flows into retail funds management products generally.

At the Australian industry level, net retail fund flows excluding cash management trusts declined by approximately 80% over the 6 months (source: Plan For Life) reflecting the impact of poor investment returns on lower fund inflows and increased outflows from the market. The market is currently growing at a much slower rate than it has in recent years.

This is supported by the Assirt preliminary market share report for the December quarter released last week. Although Commonwealth Bank ranked third overall in terms of net retail quarterly inflows for the quarter, this was achieved in the context of a market that continues to see weak inflows into retail funds management. According to Assirt, the overall retail market remained flat overall for the 2002 calendar year, when compared with the 2001 calendar year.

22
Fund flows impacted by a weak equity market $m Total Net Retail Fund Flows (for quarter ended) Source: Plan for Life (ex Cash) -80% * Plan for Life estimate Equity Markets Source: Morgan Stanley

A number of one offs impacted funds under management

Underlying reduction of $8bn
One off reduction of net $3bn
$bn
108
106
104
102
100
98
96
94
92
90
106
(2)
(5)
(1)
98
2
(4)
(1)
95
Dec-01 FUM
Net Flows
Investment returns
Other
Underlying
Gandel
Winterthur
CFS UK Private Business
Dec-02 FUM

Half Year Results 12 February 2003

CommonwealthBank 23

The Bank’s total assets under management have fallen by $11bn or 10% to approximately $95bn as at 31 December 2002. A number of one-off factors influenced the movement in the level of FUM, resulting in a net outflow of $3bn during the December half year period. Excluding these one off factors, the underlying level of FUM as at 31 December 2002 was $98bn.

The reduction in the level of funds under management was primarily due to

•	Weakness in investment markets, which has generated negative investment returns, lowered valuations and dampened investor sentiment.

•	The First State (UK) business, with outflows in wholesale funds relating to the expected redemption of funds by Winterthur and the sale of the First State (UK) private client business, totalling $5bn. Partially offsetting this was the Bank’s acquisition of Gandel Property Trust in October 2002, which increased funds under management by $2.2bn.

•	Outflows associated with the rationalisation of some Commonwealth and Colonial Life legacy products, such as insurance bonds, old style superannuation and master trust products and duplicated managed products.

•	The shift by retail investors to defensive, cash based products (including retail bank deposits) over much of the period. Internal December retail fund flows data does however indicate some movement back into cash management trusts, although net flows continue to be negative. Recent changes to the compliance regime for retail investors means that these products can no longer be sold over the counter, and this may also be having an effect on the level of inflows.

The overall reduction in the level of funds under management, has been partially offset by the strong growth in FirstChoice, the Bank’s retail master trust offering. Since its launch in May 2002, funds under management have grown to over $1.8 billion as at 31 December 2002. The next slide provides details of the movement in funds under management over the half year.

23
A number of one offs impacted funds under management $bn 106 95 98 (1) (5) (2) 2 (4) (1) Underlying reduction of $8bn One off reduction of net $3bn

Lower Funds Management profit

$m
230
170
110
50
24% decrease from underlying business
182
(14)^
(27)
(3)
138
(3)
135
Cash Profit Dec 2001
Operating Income
Operating Expense
OEI
Underlying Profit Dec 2002
S'holder Invest Returns
Cash Profit Dec 2002

^ Excluding policyholder tax and Shareholder investment returns

Half Year Results 12 February 2003

CommonwealthBank 24

For the Funds Management segment, net profit after tax on a cash basis for the half year ended 31 December 2002 is $135m.

Operating income was $570m, which is down $14m or 2%. Operating income as a percentage of average FUM was 58 basis points which is consistent with the prior comparative period.

Expenses for the period were $400 million, a $27 million or 7% increase. The increased expenses were due to a number of one time costs representing higher information technology expenses incurred in complying with FSR and Family Law changes and costs related to the launch of new products in the period. There were also increased salary expenses arising from a 4% wage increase related to the finalisation of the enterprise bargaining agreement. These costs were partially offset by lower commissions due to lower sales volumes during the period. The underlying Funds Management cost to income ratio increased from 60.3% as at 31 December 2001 to 67.4% for the current half year period as a result.

24
Lower Funds Management profit 182 135 (14)^ (3) ^ Excluding policyholder tax and Shareholder investment returns $m (27) 138 (3) 24% decrease from underlying business

FirstChoice

$m
1800
1500
1200
900
600
300
0
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
FirstChoice - Fund Balance

Other Initiatives

Half Year Results 12 February 2003
CommonwealthBank 25

Despite the weakness currently being experienced throughout the funds management industry, the Bank’s Funds Management business remains well positioned and will build on:

•	The strong position across all segments of the wealth management value chain

•	Its scale, being the largest player in both the retail and wholesale markets

•	Broad and diversified distribution, including strong branch and aligned and third party distribution capability, in addition to being well represented on master trust lists and having a presence in the institutional market

•	A well recognised brand in both the investor and adviser market places through Colonial First State.

To further build on industry positioning, a number of initiatives were commenced or ongoing during the period:

•	The Bank’s master trust offering, FirstChoice, was rolled out during the half year period following its launch in May 2002. New inflows had reached around $60m per week in December 2002. The FirstChoice product range was enhanced in September 2002, with the launch of FirstChoice Employer Super. In late February 2003, a number of additional enhancements to FirstChoice will be launched, including exclusive retail access to 452 Capital Australian Share Fund, with Peter Morgan as fund manager.

•	Considerable integration work was undertaken during the period to merge CIM and CFS under the CFS name. To this end, the majority of Commonwealth and Colonial branded products will be closed to new business from 31 March 2003. Improvements will also be achieved through identification of inefficient systems and processes associated with legacy systems impacting this business, which will be rationalised over a number of years.

25
FirstChoice has been further enhanced... and other initiatives are underway $m Integration of CIM and CFS Identifying systems and process improvements associated with legacy systems FirstChoice Other Initiatives

Segment Results: Life Insurance

Commonwealth Bank

26
Segment Results: Life Insurance

Steady operating margins offset by poor investment returns

$m
90
70
50
30
10
-10
3% decrease from underlying business
35
24
6
(31)
34
(40)
(6)
Cash Profit Dec-01
Asia
NZ
Australia
Underlying Dec 02
S'holder Invest Returns
Cash Profit Dec -02

Half Year Results 12 February 2003
CommonwealthBank 27

The life insurance operating loss of $6m after tax represents a decrease of $41m. Whilst underlying performance was $1m lower, the main driver of the overall result was the weakness in both domestic and global equity markets.

Australian operating margins have fallen by $31m to $3m. This decline was driven:

•	Primarily by the significant write down of an individual asset in the annuity fund of $18m.

•	As well as a slight increase in claims experience of $10m, or 5%, and

•	The impact of aligning the Colonial Life and Commonwealth Life product accounting treatments of $8m after tax.

The Australian result was partially offset by a stable performance in New Zealand where margins increased by $6m to $12m and in line with expectations. The December 2001 operating margins were impacted by adverse experience variations, which increased the level of morbidity and disability claims.

In Asia, margins improved by $24m. This result reflects improved policy persistency and margins in the Hong Kong operations, and tighter expense control. The next slide provides more detail on the Asian operations.

27
Steady operating margins offset by poor investment returns * Net Profit after tax and outside equity interest - cash basis. Excludes appraisal value uplift and goodwill amortisation. 35 (31) 24 6 34 (40) (6) 3% decrease from underlying business $m

Recent improvements in Asian operating margins

Underlying Asia Life Performance
15
10
5
0
-5
-10
-15
-20
-25
-30
-35
$m
Dec-01
Jun-02
Dec-02
Life operating margins
China / Vietnam / PRT start up
One-offs/Investment Returns/Other
Profit after tax

Half Year Results 12 February 2003
CommonwealthBank
28

In relation to the Asian Life result for the half year, a number of events are reflected in the underlying performance of these businesses, some of which are one off. These one off events can be summarised as:

•	Sale of the Philippines business (loss of $10m).

•	Poor international equity market performance significantly impacting Hong Kong Life results as this business has significant amounts of guaranteed policies in force (negative impact $8.5m).

•	Start up costs associated with operations in China and Vietnam. In relation to start up expenses in China, Vietnam & PRT operations in Hong Kong, these are new markets, or new operations in existing markets, and it will be some time before these operations are profitable — we expected this when undertaking these investments.

Whilst operating margins within the Asian operations have improved over the year, our outlook for these businesses remains flat. In addition the appraisal value and capital requirements of these operations are sensitive to market movements. For example a 1% fall in equity markets equates to a 2.5% fall in solvency levels.

28
Recent improvements in Asian operating margins Underlying Asia Life Performance $m

Investment returns on shareholders’ funds decreased by $42m over the half year, primarily reflecting the adverse movements in equity markets both domestically and offshore. This result also includes the $10m loss on sale of the Philippines life operations.

Total shareholder capital relating to the Life & Funds Management businesses at 31 December 2002 was $2.7billion ($2.6 billion at 30 June 2002).

Approximately 45% of this is invested in growth assets.

Returns for the half year have been significantly below the long-term trend in earnings for this portfolio, reflecting the weaker performance of global equity markets.

29
Weaker investment earnings * includes loss on sale of Philippines life company $10 million after tax.

30
Appraisal Value

Appraisal Value

$m
Increase in appraisal value since acquisition of 24%
9,000
8,500
8,000
7,500
7,000
6,500
6,000
6,736
449
818
625
(48)
(222)
8,358
30 June 2000
31 Dec 2000
30 June 2001
31 Dec 2001
30 June 2002
31 Dec 2002
31 Dec 2002

Half Year Results 12 February 2003
CommonwealthBank 31

The Bank has added significant value to its wealth management businesses since June 2000.

Notwithstanding a net $222m write down in the current half year period, over $1.8bn in value has been added to these businesses since the acquisition of Colonial.

In each of the six months, these movements represent the profit, the capital movements and the movement in the appraisal value. The details have been included in previous annual reports.

Turning to the last 6 months...

31
Appraisal Value 8,358 $m Increase in appraisal value since acquisition of 24% (222) (48) 625 818 449 6,736

Appraisal Value - Movement Analysis

Net appraisal value reduction of $222m
$m
9000
8000
7000
6000
5000
8,580
Profit
129
Other
Capital
Movements
75
Reduction
in Value
(426)
8,358
Directors' Valuation June 2002
Directors' Valuation December 2002

Half Year Results 12 February 2003 CommonwealthBank 32

The $222m reduction in carrying value over the half year mainly consisted of:

•	A profit from these businesses of $129m

•	Other capital movements of $75m which includes

•	acquisition of the Gandel retail trust and

•	other capital injections, principally in Asia, offset by

•	dividends paid, and

•	disposal of the Philippines business and the First State (UK) private client business.

•	Offset by an underlying appraisal value reduction of $426m for the half year period. The reduction in appraisal value has been driven by prevailing external market factors, namely

•	adverse investment returns

•	higher redemptions experienced in the industry

•	lower inflows experienced in the industry.

32
Directors' Valuation June 2002 Directors' Valuation December 2002 Reduction in Value (426) Profit 129 Other Capital Movements 75 8,580 8,358 $m Appraisal Value - Movement Analysis Net appraisal value reduction of $222m

$m
9500
8500
7500
6500
9,328
748
8,580
9,138
780
8,358
Reduction
of $222m
Independent
valuation
Directors'
carrying
value
Jun 2002
Dec 2002

Half Year Results 12 February 2003
CommonwealthBank
33

In determining the value of the funds management and life insurance businesses, the Directors have taken into account the increased volatility and uncertainty within world equity markets, together with lower industry funds flows. As a result, the Directors’ valuation of $8,358 million is $780 million lower than the mid point of the range of reasonable values assessed by Trowbridge Deloitte in their independent valuation of the businesses. This is consistent with the approach taken in June 2002, when the Directors’ value was $748 million less than the mid-point of reasonable values.

33
The carrying value is $780m less than the independent valuation 9,328 9,138 Directors' carrying value Independent valuation 8,580 8,358 748 780 Reduction of $222m $m

34
Cost Management

1% increase in operating costs excluding first time expenses

Increase of $33m or 1%
$83m of first time costs
$m
2800
2700
2600
2500
2400
2300
2200
2100
2000
2,594
Underlying
Costs
33
2,627
Strategic
Initiatives
56
ESAP
27
2,710
Underlying
31 Dec 2001
Underlying
31 Dec 2002
31 Dec 2002

Half Year Results 12 February 2003

CommonwealthBank 35

Underlying costs increased by $33m or 1% over the half year and reflect:

•	A 2% reduction in Life Insurance expenses, as the net result of expense synergies realised in New Zealand and Asia

•	A 4% wage increase as a result of the finalisation of the Enterprise Bargaining Agreement

•	Volume based and productivity changes across the different business segments.

The underlying Group cost to income ratio rose to 57.9% from 56.6%.

35
1% increase in operating costs excluding first time expenses Underlying 31 Dec 2001 31 Dec 2002 2,594 2,710 $m Strategic Initiatives 56 ESAP 27 2,627 Underlying Costs 33 Underlying 31 Dec 2002 Increase of $33m or 1% $83m of first time costs

Strategic Initiatives being implemented

	Costs $m	Benefits $m	Net Cost $m	Annualised Future Benefits $m
Half Year to 31 December 2002	56	26	30	52
Full Year to 30 June 2003	227	84	143	159

Half Year Results 12 February 2003
CommonwealthBank 36

As outlined in the results announcement for the full year ended 30 June 2002, a number of significant strategic initiatives are being implemented with the aim to further improve the Bank’s productivity and service levels. The four key initiatives outlined were:

•	Re-organisation within the retail banking operations aimed at eliminating duplication, inefficiencies and some back office processing

•	Empowering front line sales staff with better information, tools and decision making capabilities to better meet customer needs

•	A redesign of system and relationship management processes in the small to medium sized business segments

•	Simplification and consolidation of legacy systems and processes within the Investment and Insurance business.

In the current half year period the net expenditure on these four key initiatives was $30m pre tax, with net costs to 30 June 2003 now expected to be $101m after tax or $143m pre tax. The planned net cost of implementing these initiatives as disclosed at the Bank’s AGM was $120m after tax, or $165m pre tax.

Actual expenditure for the half of $56m primarily related to the re-organisation within the retail banking operations, resulting in a reduction in staff numbers of almost 1,000. Total reduction in staff numbers across the Bank will be 1,600 for the full financial year, partly offset by an increase of 500 positions mainly in customer service related roles.

In future years, recurring annual benefits of $159m pre tax are expected to be achieved, against the one off cost of implementation of $143m.

36
Strategic Initiatives being implemented Costs Benefits Net Cost Annualised Future Benefits $m $m $m $m Half Year to 31 December 2002 56 26 30 52 Full Year to 30 June 2003 227 84 143 159

37
Funding and Capital

Continued strength in retail deposits

%
70
60
50
40
62%
65%
Jun 2002
Dec 2002
CBA Retail Deposit Ratio*

Half Year Results 12 February 2003 Commonwealth Bank 38

There has been continued strength in retail deposit growth. This has been boosted by the shift by retail investors into defensive cash based products as mentioned earlier.

The Bank maintains a comprehensive long term liability management programme to ensure cost-effective funding, and to meet ongoing liquidity needs and the prudential requirements established by management.

The higher relative proportion of retail funding provides a competitive advantage by:

•	Lowering the average cost of funds

•	Providing additional stability to our funding mix

•	Reducing reliance on more expensive wholesale funding.

Domestic retail funding as at 31 December 2002 of over $100 billion accounts for more than 65% of total funding, up from 62% at 30 June 2002.

38
Continued strength in retail deposits % * Calculated as: Total Deposits - CD's / Total Liabilities - Foreign Currency Assets 62% 65%

Capital ratios are strong

11.00%
10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
9.31%
9.80%
9.81%
6.75%
6.78%
7.06%
Dec 2001
Jun 2002
Dec 2002
Tier 1 Capital
Tier 2 Capital

Half Year Results 12 February 2003

CommonwealthBank

39

The Bank’s capital position has strengthened during the half.

The tier 1 capital ratio is above our target range of 6.5%-7% and our total capital is within our target range of 9%-11%.

Both Moody’s and S&P have reaffirmed their ratings of the Bank at AA- and Aa3.

Movement in Tier 1 from June 2002 to December 2002 is explained in the next slide.

39
Capital ratios are strong 9.31% 9.80% 9.81% 6.75% 6.78% 7.06%

Tier 1 increased from 6.78% to 7.06%

7.80%
7.60%
7.40%
7.20%
7.00%
6.80%
6.60%
6.40%
6.20%
6.00%
6.78
0.84
(0.61)
0.04
0.13
0.05
(0.04)
(0.13)
7.06
Tier 1
Cash earnings
Dividend
Currency
ASB Prefs
Other
Life & FM
Increase in RWA
Tier 1

Half Year Results 12 February 2003
CommonwealthBank
40

The increase in the Tier 1 ratio from 30 June 2002 can be attributed to:

•	Retained earnings net of dividend of $325 million

•	Issue of ASB preference shares of $181 million, which was an attractive market opportunity.

40
Tier 1 increased from 6.78% to 7.06% 6.78 0.84 (0.61) 0.04 0.13 0.05 (0.04) (0.13) 7.06

Capital Management Initiatives

Hybrid Capital Issue & Share Buyback:

Half Year Results 12 February 2003
CommonwealthBank 41

•	In August 2002, the Bank announced its intention to issue innovative hybrid capital securities enabling it to undertake a share buy-back of approximately $500m by the end of the 2002 calendar year, subject to the receipt of regulatory approvals.

•	At the Bank’s 2002 AGM in November, it was advised that receipt of final ATO approval remained outstanding, and subject to receipt of this and market conditions, these capital initiatives would be undertaken in early 2003. We confirm that the Bank holds all approvals from all regulatory bodies and that the rating agencies have affirmed that the Bank’s ratings would remain unchanged.

•	The intended capital initiatives will provide positive benefits to shareholders as the combination of the two transactions is EPS accretive and releases franking credits.

•	Notwithstanding this, in the context of the current uncertain environment, the Board believe it prudent and responsible to defer the transaction.

41
Capital Management Initiatives Hybrid Capital Issue & Share Buyback: Regulatory approvals in place Uncertain market conditions Deferral of hybrid issue & associated share buyback

42
Summary

43
Summary Retail banking business strong, business and corporate subdued Difficult global investment markets, impacting wealth management businesses Expect the extensive work being undertaken this year (rationalisation, integration and development) to provide the platform for focussed growth in subsequent periods

44
Presentation of Half Year Results David Murray Stuart Grimshaw 12 February 2003 www.commbank.com.au

45
Supplementary Slides

Credit ratios are in line with peers

Bad Debt Expense to RWA
% RWA
0.01
0.008
0.006
0.004
0.002
0
Mar-00
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02

General Provision to RWA
% RWA
0.012
0.011
0.01
0.009
0.008
0.007
Mar-00
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02

CBA ANZ NAB WBC

Half Year Results 12 February 2003

Commonwealth Bank 46

46
CBA ANZ NAB WBC Credit ratios are in line with peers

Consumer Portfolio: secured and unsecured lending

Secured Lending

100
80
60
40
20
0
$bn
Dec 01
Jun 02
Dec 02
Composition of Housing Portfolio
Owner Occupied
Investment

Unsecured Lending

80
60
40
20
0
$m
Dec 01
Jun 02
Dec 02
Bad Debt Charge

0.10%
0.08%
0.06%
0.04%
0.02%
0.00%
Dec-01
Jun-02
Dec-02
Bad Debt Charge as Annualised % of Secured Lending Balances

3.00%
2.00%
1.00%
0.00%
Dec-01
Jun-02
Dec-02
Bad Debt Charge as Annualised % of Unsecured Lending Balances

Half Year Results 12 February 2003
CommonwealthBank
47

47
Consumer Portfolio: secured and unsecured lending Bad Debt Charge as Annualised % of Secured Lending Balances Owner Occupied Investment $bn Dec 01 Jun 02 Dec 02 Composition of Housing Portfolio Secured Lending $m Dec 01 Jun 02 Dec 02 Bad Debt Charge Unsecured Lending Bad Debt Charge as Annualised % of Unsecured Lending Balances

Credit Exposure - Energy Sector

$m
4000
3500
3000
2500
2000
1500
1000
500
0
643
1,981
509
278
$3,411m
AAA to A-
BBB+ to BBB-
BB+ to BB-
<B

10%
3%
7%
80%
Australia (73% investment grade)
Asia (94% investment grade)
North America (58% investment grade)
Other (97% investment grade)

Half Year Results 12 February 2003

Commonwealth Bank 48

48
Credit Exposure - Energy Sector 80% 7% 3% 10% Australia (73% investment grade) Asia (94% investment grade) North America (58% investment grade) Other (97% investment grade) $3,411m 278 509 1,981 643 $m

Credit Exposure - Telcos Sector

$m
1600
1400
1200
1000
800
600
400
200
0
410
738
186
175
$1,509m
AAA to A-
BBB+ to BBB-
BB+ to BB-
<B

11%
4%
13%
72%
Australia (72% investment grade)
Asia (100% investment grade)
North America (100% investment grade)
Other (64% investment grade)

Half Year Results 12 February 2003
CommonwealthBank
49

49
Credit Exposure - Telcos Sector 72% 13% 4% 11% Australia (72% investment grade) Asia (100% investment grade) North America (100% investment grade) Other (64% investment grade) $1,509m 175 186 738 410 $m

Credit Exposure - Technology Sector

$m
1200
1000
800
600
400
200
0
798
6
35
275
$1,114m
AAA to A-
BBB+ to BBB-
BB+ to BB-
<B

4%
9%
86%
Australia (68% investment grade)
North America (100% investment grade)
Other (99% investment grade)

Half Year Results 12 February 2003
CommonwealthBank 50

50
Credit Exposure - Technology Sector 86% 9% 4% $1,114m 275 35 798 6 $m Australia (68% investment grade) North America (100% investment grade) Other (99% investment grade)

Credit Exposure - Agriculture Sector

$m
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
310
254
1,540
5,569
AAA to A-
BBB+ to BBB-
BB+ to BB-
<B
$7,673m

26%
74%
Australia (10% investment grade)
New Zealand (3% investment grade)

Half Year Results 12 February 2003
CommonwealthBank 51

51
Credit Exposure - Agriculture Sector 74% 26% $7,673m 1,540 5,569 $m Australia (10% investment grade) New Zealand (3% investment grade) 254 310

Funds Under Management

100
80
60
40
20
0
$billions
6
22
33
45
6
21
32
44
5
16
29
45
$95bn
Dec 2001
Jun 2002
Dec 2002
Australian Retail Funds
Australian Wholesale Funds
International Funds
Cash Management Trusts
Average FUM

Half Year Results 12 February 2003
CommonwealthBank
52

52
Funds Under Management $95bn

Movement of Funds by Product Category

	Opening Balance 31/12/01 $m	Inflows $m	Outflows $m	Investment Income $m	Other Movements & Transfers $m	Closing Balance 31/12/02 $m
Retail*	52,358	14,551	(13,824)	(3,217)	2,547	52,415
Wholesale	47,611	15,659	(21,958)	(2,435)	(1,270)	37,607
CMTs^	6,333	2,869	(4,208)	221	29	5,244
Total FUM	106,302	33,079	(33,990)	(5,431)	1,306	95,266

*Includes FirstChoice

^Cash Management Trusts

Half Year Results 12 February 2003

CommonwealthBank 53

53
*Includes FirstChoice ^Cash Management Trusts Movement of Funds by Product Category

Half Year Results Presentation to Media David Murray 12 February 2003 www.commbank.com.au

Economic environment Challenging operational environment Global: Political and economic uncertainty Continued declines in equity markets Domestic: Drought consequences affect economy Housing cool-down likely to halt wealth effect Subdued business credit demand continues

The Bank's key objectives in this environment Respond to customer and shareholder demands and preserve combination of quality, security and stability Customers: Access: reliability Service: improving quality standards Shareholders: Security: prudent capital and credit quality management Income: cash results enable continued high dividend pay-out ratio

Providing shareholder income: Slight increase in cash profit...

	Dec 2002	Dec 2001	% Change
Statutory Net Profit After Tax	$622m	$1,204m	(48%)
Net Profit After Tax (cash basis)*	$1,208m	$1,192m	1%
Earnings per Share	95cps	94cps	1%

Half Year Results 12 February 2003 CommonwealthBank 4

Providing shareholder income: Slight increase in cash profit... Statutory Net Profit After Tax Net Profit After Tax (cash basis)* Earnings per Share Dec 2002 $622m $1,208m 95cps Dec 2001 $1,204m $1,192m 94cps % Change (48%) 1% 1% * ie excluding appraisal value uplift/reduction and goodwill amortisation. Unless otherwise stated the numbers in this presentation refer to the net profit after tax (cash basis) and all comparisons are to the prior comparative period.

	Dec 2002	Dec 2001	Change
Dividends per Share	69cps	68cps	1%
Dividend Payout Ratio	72.7%	72.6%	-

Cents
150
125
100
75
50
25
0
1993
1995
1997
1999
2001
2003
22
20
24
62
67
46
72
76
82
First Half
Second Half

Half Year Results 12 February 2003
CommonwealthBank
5

Resulting in the highest dividend payout ratio among major banks Dividends per Share Dividend Payout Ratio Dec 2002 69cps 72.7% Dec 2001 68cps 72.6% Change 1% - 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 First Half 20 20 24 36 38 45 46 49 58 61 68 69 Second Half 20 22 36 46 52 57 58 66 72 75 82 Payout Ratio 74.8 59.1 74.8 73.5 71.1 75.3 73.7 72.4 85.3 75.5 76.2 40 42 60 82 90 102 104 115 130 136 150

	Net Profit After Tax			
	31 Dec 02	30 Jun 02	31 Dec 01	Change YoY%
Banking	$1,079m	$1,092m	$975m	11%
Funds Management	$135m	$186m	$182m	(26%)
Life Insurance	($6m)	$31m	$35m	(117%)

Half Year Results 12 February 2003 CommonwealthBank 6

Banking Funds Management Life Insurance 31 Dec 02 $1,079m $135m ($6m) 31 Dec 01 $975m $182m $35m Change YoY% 11% (26%) (117%) Divisional breakdown: Sound growth in Banking offset by weaker Wealth Management Net Profit After Tax 30 Jun 02 $1,092m $186m $31m Retail banking strong, business and corporate subdued Difficult global investment markets affecting wealth management businesses Net retail funds flow positive

Providing shareholder security: Capital Adequacy

Regulatory Target Capital:

Tier 1:	6.5% - 7%
Total Capital:	9% - 11%

Half Year Results 12 February 2003 CommonwealthBank 7

Providing shareholder security: Capital Adequacy Regulatory Target Capital: Tier 1: 6.5% - 7% Total Capital: 9% - 11% Actual Capital: Tier 1 Tier 2 Less Deductions Total Capital Capital position remains strong Hybrid note issue and share buyback on hold 31/12/02 30/6/02 31/12/01 7.06% 6.78% 6.75% 4.08% 4.28% 4.27% 1.33% 1.26% 1.71% 9.81% 9.80% 9.31%

Colonial merger - a situation update Growth in asset value: Maintained value of life insurance Added value to funds management Banking: Integration synergies achieved ahead of schedule Higher risk / lower quality assets divested: United Kingdom - life insurance and private client business Thailand, Malaysia, Philippines - life insurance Underlying strategy sound: Business mix enhanced Customers benefit from wider range of services

Conservative approach, based on external market conditions: Market volatility and uncertainty Lower industry funds flows Result: Reduction in underlying appraisal value of $426 million Lower by $780 million than independent valuation Consistent with valuation in June 2002 But: No impact on capital adequacy or dividends Credit ratings confirm adequate capitalisation Capital position strengthened Appraisal value

Results flow from Bank strengths Higher profits despite continued weakness of environment made possible by: Disciplined adherence to service improvement Experience in managing difficult conditions Active implementation of sound strategy

Outlook - General Global situation remains uncertain: Political tension Economic weakness Fragile equity markets Domestic situation less supportive: Economy holding up well, but likely to slow Competitive industry pressures

Outlook - Bank Continued focus on service, income and security Commitment to sustainable business growth, strong credit quality standards and high dividend pay-out ratio through growth in cash earnings Strategic positioning to benefit from any improvement in external conditions Continued efficiency gains to underpin value of customer service

Media Release

COMMONWEALTH BANK INTERIM RESULTS — 31 DECEMBER 2002

Sydney, 12 February 2003

Result

In announcing its interim results today, the Commonwealth Bank reaffirmed its commitment to improving customer service standards while maintaining strong credit quality standards and a high dividend payout ratio. Recognising the challenging operating environment, the Bank acknowledged its shareholders’ demand for security and income.

Statutory net profit after tax for the half year ended 31 December 2002 was $622 million, a decrease of 48% on the prior comparative period. The Bank announced a net profit on a cash basis of $1,208 million, an increase of 1% on the prior comparative period. The difference between the cash and statutory results for the period reflects goodwill amortisation of $160 million and a reduction in appraisal value of the funds management and life insurance businesses of $426 million, both of which are non-cash items.

In determining the value for the funds management and life insurance businesses, the Directors have taken into account the increased volatility and uncertainty within world equity markets, together with lower industry funds flows. As a result, they have adopted a value $780 million lower than the mid point of the range of reasonable values assessed by Trowbridge Deloitte in their independent valuation. This is consistent with the approach taken in June 2002 (when the valuation was $748 million lower).

On a cash basis, earnings per share was 95 cents, an increase of 1% over the prior comparative period. The Directors declared an interim dividend of 69 cents per share, fully franked. The interim dividend represents a cash basis payout ratio of 72.7%, consistent with 72.6% in the prior comparative period. For the past decade, the company has paid an increased dividend at every interim and full year profit result.

It was the Board’s objective to maintain dividend growth for shareholders and that has been achieved despite the continuing difficult external environment. The company’s ability to further increase the dividend confirms that the underlying operations of the business are making progress.

Chief Executive Officer, Mr David Murray said: “It is within this difficult environment that our customers seek service they can rely on and our shareholders seek prudent decision-making that is in their best interests. The combination of quality, security and stability that the Commonwealth Bank offers is a rare commodity and the protection of this is always uppermost in our minds during our decision making processes,” he said.

The half-year result incorporated $83 million in operating expenses that were included in profit for the first time. This amount represents one-off costs associated with strategy implementation and changes to accounting for share based compensation, as announced to the market at the Bank’s Annual General Meeting.

Mr Murray said: “This result is consistent with the outlook that was foreshadowed at the Bank’s 2002 Annual General Meeting. Strong growth has been achieved in the core banking business, while the performance of the funds management and life insurance businesses has declined over the period, reflecting poor investment returns and further declines in equity markets globally”.

“The fact that we have been able to produce higher profits despite the continued weakness of the environment is the result of disciplined adherence to the Bank’s core service values and adherence to the Bank’s strategy. Our experienced approach has allowed us to manage the difficult conditions and preserve our achievements and the continued growth they create. Looking ahead, we want to ensure that the Bank is well positioned to benefit immediately from any improvement in external conditions,” he noted.

Outlook

In talking about the current half year, Mr Murray confirmed that, as previously announced, the Bank expects to achieve modest growth in cash earnings. Despite these challenging operating conditions, the Bank reaffirmed its commitment to achieving sustainable business growth, while upholding strong credit quality standards and a high dividend payout ratio, based on cash profit, relative to peers.

Mr Murray said: “We are well aware that income through dividend and security through a strong capital position are very important to our shareholders, and our cash earnings have allowed us to respond positively to their demands. This objective will remain a key point on our agenda.”

Business Overview

Banking

Notwithstanding further margin contraction, the contribution from the banking business increased by 11% compared with the prior comparative period to an after tax result of $1,079 million. This result was achieved through growth in net interest earnings and other banking income, and was partly offset by the increased costs of strategic initiatives such as the elimination of duplication and process inefficiencies. Average interest earning assets increased to $184 billion during the period, up 9% on the prior comparative period.

In particular, housing loan balances (including securitisation) grew strongly during the half, increasing by 16% over the prior comparative period to over $99 billion. While demand for housing loans remained strong throughout the period, the increase in balances was achieved in competitive market conditions.

Mr Murray highlighted that the Bank’s lending portfolio remains soundly managed. “The annualised credit charge for bad debts of 0.21% as a percentage of risk weighted assets, which is significantly lower than the 0.42% in December 2001, represents a strong result given continued uncertainty in the overall economic outlook. Overall credit quality has improved during the half, with the quality of the home mortgage portfolio remaining particularly strong,” he said.

Mr Murray reiterated the Bank’s commitment to seek further improvements in customer service. “We have made good progress this half towards new and better customer service standards, through strategic initiatives that are either now in train or are soon to be implemented.

The Bank further consolidated its position as Australia’s most accessible bank. During the period, the Bank announced that it would keep its branch numbers at their current level of around 1,000, exceeding the nearest competitor by around 200 branches. The ongoing program to upgrade and improve the Bank’s ATM network, Australia’s largest proprietary ATM system, continued. The popularity of online banking further strengthened and significant growth in NetBank registrations saw registered NetBank customers reach almost 2.4 million . Telephone banking continued to grow strongly with over 76 million calls received over the period and a new call centre established to look after the financial requirements of the Bank’s premium customers.

Funds Management

The results for the funds management businesses were, as anticipated, disappointing, with a decrease in after tax earnings of 26% over the prior comparative period to $135 million. Total funds under management reduced by $11 billion to $95 billion over the half year. Included in this reduction is a net $3 billion outflow in relation to the acquisition and disposal of businesses.

Mr Murray said: “The funds management result was affected by cautious investor sentiment caused by poor investment markets. Industry flows into the retail market were down 40% for September 2002 quarter compared with the previous year. This resulted in a redirection of funds towards bank deposits. Offsetting this has been the highly successful launch of FirstChoice which has attracted over $1.8 billion of net flows since May”.

The Bank also disclosed a payment to a senior executive of Colonial First State who resigned after the end of the half year. Included in the half yearly accounts is a payment of $3.39m for an incentive payment in respect of the previous year, paid in the current year. Additionally, the executive received a $26.54m payment from a provision raised at the acquisition of Colonial for liabilities relating to the conditions in the contract with that company. The executive also received, after the balance date, $2.82m representing the payment of statutory entitlements and remuneration for the current year.

In the interests of proper disclosure the Bank believed it appropriate to announce this information with the interim results.

Life Insurance

The life insurance businesses reported an after tax loss of $6 million. While there was improvement in margins for the New Zealand and Asian life businesses during the half, a slightly less favourable claims experience and an asset write-down saw Australian operating margins decline. In addition, continued low investment returns as a result of weak equity markets contributed to the overall decrease in the life insurance result.

Capital Management

The Bank’s capital position remains strong with the Tier 1 capital ratio increasing from 6.78% at June 2002 to 7.06% at December. Also in light of the current conditions, while regulatory approvals have been received, the Board has elected to delay the previously announced “hybrid” note issue and share buy-back scheduled for the first half of 2003.

Mr Murray concluded: “It is important to recognise that the adjustment made to appraisal values this half has no impact on the Bank’s capital adequacy or on dividends. The Bank is well capitalised, as recognised by its credit ratings, and it has strengthened its capital positioning over the half.”

For further information, please contact

Bryan Fitzgerald
Group Corporate Relations
Commonwealth Bank of Australia
Telephone: (02) 9378 2663

For copies of the Profit Announcement visit the Bank’s website at
www.commbank.com.au

Performance Summary

Key aspects of the results:

Net Profit After Tax attributable to shareholders (statutory)	$622 million
Net Profit After Tax (cash basis)	$1,208 million
Banking: Net Profit After Tax	$1,079 million
Funds management: Net Profit After Tax	$135 million
Life Insurance: Net Loss After Tax	$6 million
Total assets held and Funds Under Management	$333 billion
Final dividend (fully franked)	69 cents
Reduction in Appraisal value	$426 million

Key Performance Measures and Comparison to prior comparative period:

Net Profit After Tax attributable to shareholders (statutory)	$622 million	Down 48% from $1,204
Net Profit After Tax (cash basis)[1]	$1,208 million	Up 1% from $1,192 million
Return on Equity (cash basis)[1]	12.39%	Down from 12.43%
Earnings per Share (cash basis)[1]	95 cents	Up from 94.1 cents
Lending Assets net of securitisation	$169 billion	Up 9% from $155 billion
Banking Cost Income Ratio (underlying)	52.6%	Down from 54.2%
Risk Weighted Capital Ratio	9.81%	Up from 9.31%
Tier 1 Ratio	7.06%	Up from 6.75%

Appendix 4B
Half yearly report

Rules 4.1, 4.3

Appendix 4B

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity
Commonwealth Bank of Australia

ABN or equivalent	Half yearly	Preliminary final	Half year/financial year ended (‘current period’)
company reference	(tick)	(tick)

ACN 123 123 124	✓		31 December 2002

For announcement to the market
Extracts from this report for announcement to the market (see note 1)	$M

Revenues from ordinary activities (item 1.1)	down	5%	to	7,821
Profit (loss) from ordinary activities after tax attributable to members (item 1.22)	down	48%	to	622
Profit (loss) from extraordinary items after tax attributable to members (item 2.5(d))	gain (loss) of			NIL
Net profit (loss) for the period attributable to members (item 1.11)	down	48%	to	622

Dividends (distributions)	Amount	Franked amount
	per security	per security

Interim dividend (Half yearly report only — item 15.6)	69¢	69¢
Previous corresponding period (Preliminary final report — item 15.5; half yearly report — item 15.7)	68¢	68¢

+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) (see item 15.2)	21 February 2003

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.
30/6/2002	Appendix 4B Page 1

Appendix 4B
Half yearly report

Condensed consolidated statement of financial performance

		Current period - $M	Previous corresponding
			period - $M

1.1	Revenues from ordinary activities (see items 1.23 -1.25)	7,821	8,216
1.2	Expenses from ordinary activities (see items 1.26 & 1.27)	(3,506)	(3,376)
	Written down value of assets sold	(63)	(146)
1.3	Borrowing costs	(3,214)	(3,020)
1.4	Share of net profits (losses) of associates and joint venture entities (see item 16.7)	—	—

1.5	Profit (loss) from ordinary activities before tax	1,038	1,674
1.6	Income tax on ordinary activities (see note 4)	413	469

1.7	Profit (loss) from ordinary activities after tax	625	1,205
1.8	Profit (loss) from extraordinary items after tax (see item 2.5)	—	—

1.9	Net profit (loss)	625	1,205
1.10	Net profit (loss) attributable to outside +equity interests	3	1

1.11	Net profit (loss) for the period attributable to members	622	1,204

Non-owner transaction changes in equity
1.12	Increase (decrease) in revaluation reserves	—	—
1.13	Net exchange differences recognised in equity	156	(40)
1.14	Other revenue, expense and initial adjustments recognised directly in equity:
	Increase in retained profits on adoption of revised accounting standard AASB 1044:
	Provisions, Contingent Liabilities and Contingent Assets (attach details)	1,027
1.15	Initial adjustments from UIG transitional provisions	—	—
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	1,183	(40)

1.17	Total changes in equity not resulting from transactions with owners as owners	1,805	1,164

Previous
corresponding
Earnings per security (EPS)		Current period	period

1.18	Basic EPS	48.2¢	95.0¢
1.19	Diluted EPS	48.2¢	94.9¢

+ See chapter 19 for defined terms.
30/6/2002	Appendix 4B Page 2

Appendix 4B
Half yearly report

	Half Year Ended

				31/12/02
	31/12/02	30/06/02	31/12/01	vs
				31/12/01
	$M	$M	$M	%

Profit from ordinary activities after tax (statutory)	622	1,451	1,204	(48)
Profit from ordinary activities after tax (‘cash basis’(1))	1,208	1,309	1,192	1

Income
Interest income	5,668	5,086	5,369	6
Interest expense	3,214	2,725	3,020	6

Net interest income	2,454	2,361	2,349	4
Other banking operating income	1,306	1,274	1,278	2

Total banking income	3,760	3,635	3,627	4

Funds management income(2)	504	547	600	(16)
Life insurance income(2)	221	340	319	(31)

Total Income	4,485	4,522	4,546	(1)

Expenses
Operating expenses — comparable businesses	2,627	2,607	2,594	1
Operating expenses — included for the first time(3)	83	—	—	—
Charge for bad and doubtful debts	151	159	290	(48)

Total Expenses	2,861	2,766	2,884	(1)

Profit from ordinary activities before goodwill amortisation, appraisal value (reduction)/uplift and income tax	1,624	1,756	1,662	(2)
Income tax expense	413	447	469	(12)

Profit from ordinary activities after income tax	1,211	1,309	1,193	1
Outside equity interests	(3)	—	(1)	200

Profit from ordinary activities after income tax and before goodwill amortisation and appraisal value (reduction)/uplift	1,208	1,309	1,192	1
Appraisal value (reduction)/uplift	(426)	303	174	(345)
Goodwill amortisation	(160)	(161)	(162)	(1)

Net profit after income tax attributable to shareholders of the Bank	622	1,451	1,204	(48)

Contributions to profit (after tax)
Banking	1,079	1,092	975	11
Funds management	135	186	182	(26)
Life insurance	(6)	31	35	(117)

Profit after tax from ordinary activities (‘cash basis’(1))	1,208	1,309	1,192	1
Goodwill amortisation	(160)	(161)	(162)	(1)
Appraisal value (reduction)/uplift	(426)	303	174	(345)

Net profit after income tax attributable to shareholders of the Bank	622	1,451	1,204	(48)

(1)	‘Cash basis’ for the purpose of this performance summary is defined as net profit after tax and outside equity interest before goodwill amortisation and life insurance and funds management appraisal value (reduction)/uplift.

(2)	Included within funds management and life insurance income and income tax expense is a $90 million tax credit relating to policyholder losses (31 December 2001: $25 million expense; 30 June 2002: $61 million tax credit). These amounts are off-setting and therefore the impact on the net profit after tax is nil.

(3)	Operating Expenses included for the first time include costs associated with strategic initiatives as outlined at 30 June 2002 and additional share based compensation following changes to remuneration structures and the Bank’s policy.

+ See chapter 19 for defined terms.
30/6/2002	Appendix 4B Page 3

Appendix 4B
Half yearly report

GROUP PERFORMANCE SUMMARY

	Half Year Ended

				31/12/02
As at	31/12/02	30/06/02	31/12/01	vs 31/12/01
	$M	$M	$M	%

Balance Sheet — Summary
Total assets	262,017	249,648	239,653	9
Total liabilities	239,571	228,592	219,249	9

Shareholders’ equity	22,446	21,056	20,404	10

Assets held and funds under management
On Balance Sheet	226,729	211,130	200,573	13
Banking assets	226,729	211,130	200,573	13
Life insurance funds under management	23,969	25,355	26,199	(9)
Other life insurance and internal funds management assets	11,319	13,163	12,881	(12)

	262,017	249,648	239,653	9

Off Balance Sheet
Funds under management	71,297	77,483	80,103	(11)

Total assets held and funds under management	333,314	327,131	319,756	4

	Half Year Ended

				31/12/02
	31/12/02	30/06/02	31/12/01	vs 31/12/01
				%

Shareholder Summary
Dividends per share — fully franked	69c	82c	68c	1
Dividend cover (times) — statutory	0.7	1.4	1.4	(50)
Dividend cover (times) — cash	1.4	1.3	1.4	—
Earnings per share(4)
Statutory – basic(1)	48.2c	114.5c	95.0c
Statutory – fully diluted(1)	48.2c	114.3c	94.9c
Cash basis — basic(3)	95.0c	103.2c	94.1c
Cash basis – fully diluted(3)	94.9c	103.0c	94.0c
Dividend payout ratio (%)(2)
Statutory	143.2	71.6	71.8
Cash basis(3)	72.7	79.4	72.6
Net tangible assets per share($)	11.68	10.89	10.51
Weighted average number of shares (basic)	1,253m	1,253m	1,248m
Shares at end of period	1,254m	1,253m	1,253m
Number of shareholders	744,176	722,612	728,768
Share prices for the period ($)
Trading high	32.75	34.94	33.60
Trading low	26.50	29.50	24.75
End (closing price)	27.00	32.93	29.94

(1)	Calculated in accordance with the revised AASB 1027: Earnings per Share.

(2)	Dividends paid divided by earnings.

(3)	‘Cash basis’ for the purpose of this performance summary is defined as net profit after tax and before goodwill amortisation, life insurance and funds management appraisal value (reduction)/uplift. Earnings are net of dividends on preference shares of $18 million. (31 December 2001: $18 million; 30 June 2002: $16 million).

(4)	The earnings per share on a statutory basis are affected by the impact of changes in the appraisal value. The earnings per share on a cash basis are not impacted by appraisal value changes.

+ See chapter 19 for defined terms
30/6/2002	Appendix 4B Page 4

Appendix 4B
Half yearly report

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $M	Previous
			corresponding period -
			$M

1.20	Profit (loss) from ordinary activities after tax (item 1.7)	625	1,205
1.21	Less (plus) outside +equity interests	3	1

1.22	Profit (loss) from ordinary activities after tax, attributable to members	622	1,204

Revenue and expenses from ordinary activities
(see note 15)

		Current period - $M	Previous
			corresponding period -
			$M

1.23	Revenue from sales or services	—	—
1.24	Interest revenue	5,668	5,369
1.25	Other relevant revenue
	Fees and commissions	1,016	899
	Trading income	226	251
	Dividends	3	2
	Sale of property, plant and equipment	43	78
	Sale of investment securities	24	144
	Life insurance premium and related income	426	456
	Life insurance investment revenue	(154)	253
	Funds management income	512	540
	Life insurance appraisal value uplift	—	174
	Other income	57	50

	Total revenue	7,821	8,216

1.26	Details of relevant expenses
	Staff expenses	1,236	1,189
	Share based compensation	59	26
	Occupancy and equipment (excluding depreciation)	240	210
	Information technology services	430	427
	Other expenses	684	682
	Charge for bad and doubtful debts	151	290
	Claims and policyholder liability expenses	59	330
	Life insurance appraisal value reduction	426	—
	Amortisation of goodwill	160	162
1.27	Depreciation and amortisation excluding amortisation of intangibles (see item 2.3)	61	60

	Total Expenses	3,506	3,376

+ See chapter 19 for defined terms
30/6/2002	Appendix 4B Page 5

Appendix 4B
Half yearly report

Capitalised outlays

1.28	Interest costs capitalised in asset values	—	—
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	—	—

Consolidated retained profits

			Previous corresponding
		Current period - $M	period - $M

1.30	Retained profits (accumulated losses) at the beginning of the financial period	1,452	1,160
1.31	Net profit (loss) attributable to members (item 1.11)	622	1,204
1.32	Net transfers from (to) reserves (details if material)	368	(248)
1.33	Net effect of changes in accounting policies	1,027	—
1.34	Dividends and other equity distributions paid or payable including preference share dividends	(1,045)	(870)

1.35	Retained profits (accumulated losses) at end of financial period	2,424	1,246

Intangible and extraordinary items

Consolidated - current period

Amount (after tax)
				Related outside	attributable to
		Before tax	Related tax	+equity interests	members
		$M	$M	$M	$M
		(a)	(b)	(c)	(d)

2.1	Amortisation of goodwill	160	—	—	160
2.2	Amortisation of other intangibles	—	—	—	—

2.3	Total amortisation of intangibles	160	—	—	160

2.4	Extraordinary items (details)	—	—	—	—

2.5	Total extraordinary items	—	—	—	—

+ See chapter 19 for defined terms.

30/6/2002	Appendix 4B Page 6

Appendix 4B
Half yearly report

Condensed consolidated statement of financial position

		At end of current period $M	As shown in last annual report $M	As in last half yearly report $M

Current assets
4.1	Cash
4.2	Receivables
4.3	Investments
4.4	Inventories
4.5	Tax assets
4.6	Other (provide details if material)

4.7	Total current assets

Non-current assets
4.8	Receivables
4.9	Investments (equity accounted)
4.10	Other investments
4.11	Inventories
4.12	Exploration and evaluation expenditure capitalised (see para ..71 of AASB 1022)		Refer Attachment 1
4.13	Development properties (+mining entities)
4.14	Other property, plant and equipment (net)
4.15	Intangibles (net)
4.16	Tax assets
4.17	Other (provide details if material)

4.18	Total non-current assets

4.19	Total assets

Current liabilities
4.20	Payables
4.21	Interest bearing liabilities
4.22	Tax liabilities
4.23	Provisions exc. tax liabilities
4.24	Other (provide details if material)

4.25	Total current liabilities

Non-current liabilities
4.26	Payables
4.27	Interest bearing liabilities
4.28	Tax liabilities
4.29	Provisions exc. tax liabilities
4.30	Other (provide details if material)

4.31	Total non-current liabilities

+ See chapter 19 for defined terms.

30/6/2002	Appendix 4B Page 7

Appendix 4B
Half yearly report

Condensed consolidated statement of financial position continued

4.32	Total liabilities

4.33	Net assets

Equity
4.34	Capital/contributed equity
4.35	Reserves
4.36	Retained profits (accumulated losses)	Refer Attachment 1

4.37	Equity attributable to members of the parent entity
4.38	Outside +equity interests in controlled entities

4.39	Total equity

4.40	Preference capital included as part of 4.37

Condensed consolidated statement of cash flows

Previous
corresponding
		Current period $M	period - $M

Cash flows related to operating activities
7.1	Receipts from customers
7.2	Payments to suppliers and employees
7.3	Dividends received from associates
7.4	Other dividends received
7.5	Interest and other items of similar nature received
7.6	Interest and other costs of finance paid
7.7	Income taxes paid
7.8	Other (provide details if material)

7.9	Net operating cash flows

Cash flows related to investing activities
7.10	Payment for purchases of property, plant and equipment	Refer Attachment 2
7.11	Proceeds from sale of property, plant and equipment
7.12	Payment for purchases of equity investments
7.13	Proceeds from sale of equity investments
7.14	Loans to other entities
7.15	Loans repaid by other entities
7.16	Other (provide details if material)

7.17	Net investing cash flows

+ See chapter 19 for defined terms.

30/6/2002	Appendix 4B Page 8

Appendix 4B
Half yearly report

Cash flows related to financing activities
7.18	Proceeds from issues of +securities (shares, options, etc.)
7.19	Proceeds from borrowings
7.20	Repayment of borrowings
7.21	Dividends paid
7.22	Other (provide details if material)

7.23	Net financing cash flows

7.24	Net increase (decrease) in cash held

7.25	Cash at beginning of period (see Reconciliation of cash)
7.26	Exchange rate adjustments to item 7.25

7.27	Cash at end of period (see Reconciliation of cash)

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. (If an amount is quantified, show comparative amount.)

Refer Attachment 2

Reconciliation of cash

Reconciliation of cash at the end of the period (as			Previous
shown in the consolidated statement of cash flows) to			corresponding
the related items in the accounts is as follows.		Current period $M	period - $M

8.1	Cash on hand and at bank	Refer Attachment 2
8.2	Deposits at call
8.3	Bank overdraft
8.4	Other (provide details)

8.5	Total cash at end of period (item 7.27)

+ See chapter 19 for defined terms.

30/6/2002	Appendix 4B Page 9

Appendix 4B
Half yearly report

Other notes to the condensed financial statements

Ratios			Previous
			corresponding
		Current period	Period

9.1	Profit before tax/revenue
	Consolidated profit (loss) from ordinary activities before tax (item 1.5) as a percentage of revenue (item 1.1)	13.27	20.37

9.2	Profit after tax/+equity interests
	Consolidated net profit (loss) from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity (similarly attributable) at the end of the period (item 4.37)	3.14	6.43

Earnings per security (EPS)

10.	Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027: Earnings Per Share are as follows.

		Previous
		corresponding
	Current period	period

Earnings per Ordinary Share
Basic	48.2¢	95.0¢
Fully Diluted	48.2¢	94.9¢
	$M	$M

Reconciliation of earnings used in the calculation of earnings per share
Profit from ordinary activities after income tax	625	1,205
Less: Preference share dividend	(18)	(18)
Less: Outside equity interests	(3)	(1)

Earnings used in calculation of earnings per share	604	1,186

Number of shares	M	M

Weighted average number of shares used in the calculation of basic earnings per share	1,253	1,248
Effect of dilutive securities — share options	1	2

Weighted average number of shares used in the calculation of fully diluted earnings per share	1,254	1,250

NTA backing			Previous corresponding
(see note 7)		Current period	period

11.1	Net tangible asset backing per +ordinary security	$11.68	$10.51

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1	Discontinuing Operations

Nil

+ See chapter 19 for defined terms.

30/6/2002	Appendix 4B Page 10

Appendix 4B
Half yearly reprot

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	Nil

13.2
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired
$ Nil

13.3	Date from which such profit has been calculated	Nil

13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$ Nil

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	Nil

14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$	N/A

14.3	Date to which the profit (loss) in item 14.2 has been calculated		N/A

14.4
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period
		$	N/A

14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$	N/A

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	28 March 2003

15.2
+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)
21 February 2003

15.3	If it is a final dividend, has it been declared? (Preliminary final report only)	N/A

+ See chapter 19 for defined terms.

30/6/2002	Appendix 4B Page 11

Appendix 4B
Half yearly report

Amount per security

			Franked amount per	Amount per security
		Amount per	security at 30%	of foreign source
		security	tax (see note 4)	dividend

(Half yearly and preliminary final reports)
15.6	Interim dividend: Current year	69¢	69¢	—¢
15.7	Previous year	68¢	68¢	—¢

Half yearly report — interim dividend (distribution) on all securities

		Current period	Previous corresponding
		$M	period - $M

15.10	+Ordinary securities (each class separately)	865	852
15.11	Preference +securities (each class separately)	18	18
15.12	Other equity instruments (each class separately)	—	—

15.13	Total	883	870

The +dividend or distribution plans shown below are in operation.

Dividend reinvestment plan is capped at 10,000 shares per shareholder.

The last date(s) for receipt of election notices for the +dividend or distribution plans	5 PM, 21 February 2003

Any other disclosures in relation to dividends (distributions). (For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)

Nil

+ See chapter 19 for defined terms.

30/6/2002	Appendix 4B Page 12

Appendix 4B
Half yearly report

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities:			Previous
corresponding
		Current period $M	period - $M

16.1	Profit (loss) from ordinary activities before tax
16.2	Income tax on ordinary activities

16.3	Profit (loss) from ordinary activities after tax	Not material	Not material
16.4	Extraordinary items net of tax

16.5	Net profit (loss)
16.6	Adjustments

16.7	Share of net profit (loss) of associates and joint venture entities

Material interests in entities which are not controlled entities The economic entity has an interest (that is material to it) in the following entities. (If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition (“from dd/mm/yy”) or disposal (“to dd/mm/yy”).)

Name of entity		Percentage of ownership interest held
		at end of period or date of disposal		Contribution to net profit (loss) (item 1.9)

			Previous		Previous
		Current	corresponding	Current period	corresponding
		period	period	$M	period - $M

17.1	Equity accounted associates and joint venture entities	Not material	Not material	Not material	Not material

17.2	Total

17.3	Other material interests	N/A	N/A	N/A	N/A

17.4	Total

+ See chapter 19 for defined terms.

30/6/2002	Appendix 4B Page 13

Issued and quoted securities at end of current period
(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

Category of +securities				Issue price per security (see	Amount paid up per security
				note 14)	(see note 14)
		Total number	Number quoted	(cents)	(cents)

18.1	Preference +securities (description)	3,500,000	3,500,000

18.2	Changes during current period
	(a) Increases through issues
	(b) Decreases through returns of capital, buybacks, redemptions

18.3	+Ordinary securities	1,253,581,363	1,253,581,363

18.4	Changes during current period
	(a) Increases through issues	6,771,510
	(b) Decreases through returns of capital, buybacks	(6,111,510)

18.5	+Convertible debt securities (description and conversion factor)

18.6	Changes during current period
	(a) Increases through issues
	(b) Decreases through securities matured, converted

18.7	Options (description and conversion factor
					Expiry
				Exercise	date
				price	(if any)

		387,500		19.58	25/08/2003
		3,271,000		23.84	24/08/2009
		2,040,700		26.97	13/09/2010
		2,638,100		30.12	30/09/2011

18.8	Issued during current period	—

18.9	Exercised during current period	660,000		19.58	25/08/2003

18.10	Expired during current period	50,000		15.53	03/11/2002
		179,000		23.84	24/08/2009
		186,000		26.97	13/09/2010
		225,000		30.12	30/09/2011

18.11	Debentures (description)
18.12	Changes during current period
	(a) Increases through issues
	(b) Decreases through securities matured, converted

+ See chapter 19 for defined terms.

30/6/2002	Appendix 4B Page 14

Appendix 4B
Half yearly report

18.13	Unsecured notes (description)
18.14	Changes during current period
(a) Increases through issues
(b) Decreases through securities matured, converted

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Segment Reporting and for half year reports, AASB 1029: Interim Financial Reporting. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity’s +accounts should be reported separately and attached to this report.)

Refer Attachment 3

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Interim Financial Reporting. The comments do not take the place of the directors’ report and statement (as required by the Corporations Act) and may be incorporated into the directors’ report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1	If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. The financial statements in this report are “condensed financial statements” as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report. [Delete if preliminary final report.]

19.2	Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

See separate Profit Announcement

19.3	A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

     The Directors have declared a fully franked dividend of 69 cents per share — amounting to $865 million for the half year ended 31 December 2002.

     A senior executive of Colonial First State resigned after the end of the half year. Included in the half yearly accounts is a payment of $3.39 million for an incentive payment in respect of the previous year, paid in the current year. Additionally, the executive received a $26.54 million payment from a provision raised at the acquisition of Colonial for liabilities relating to the conditions in the contract with that company. The executive also received, after the balance date, $2.82 million representing the payment of statutory entitlements and remuneration for the current year.

     The Directors are not aware of any other matter of circumstance that has occurred since the end of the half year that has significantly affected or may significantly affect the operation of the Bank, the results of those operations or the state of affairs of the Bank in subsequent financial years.

+ See chapter 19 for defined terms.

30/6/2002	Appendix 4B Page 15

Appendix 4B
Half yearly report

19.4	Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

After fully franking the dividend to be paid in respect of the half year ended 31 December 2002 the amount of credits available as at 31 December 2002 to frank dividends for subsequent financial years is $260 million. This would enable a fully franked dividend of $607 million to be paid. This figure is based on the combined franking accounts of the Group at 31 December 2002, which have been adjusted for franking credits that will arise from the payment of income tax payable on profits of the half year ended 31 December 2002, franking debits that will arise from the payment of dividends proposed for the half year and franking credits that the Group may be prevented from distributing in subsequent financial periods. The Bank expects that future tax payments will generate sufficient franking credits for the Bank to be able to continue to fully frank future dividend payments. Dividend payments on or after 1 January 2003 will be franked at the 30% tax rate. These calculations have been based on the taxation law as at 31 December 2002.

19.5	Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with AASB 1029: Interim Financial Reporting. Disclose changes in accounting policies in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure).

Change in accounting policies

     The consolidated entity has adopted the new Accounting Standard AASB 1044: Provisions, Contingent Liabilities and Contingent Assets, which has resulted in a change in the accounting for dividend provisions. Previously, the consolidated entity recognised a provision for dividend based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new standard, a provision for dividend will only be recognised at the reporting date where the dividends are declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of the half-year by $1,027 million. In accordance with the new Standard, no provision for dividend has been recognised for the half-year ended 31 December 2002. The change in accounting policy has had no effect on basic and fully diluted earnings per share.

Share Based Compensation

     In August 2002 the Bank announced that it will purchase shares to cover the Employee Share Acquisition Plan (ESAP) and include the full cost as an expense against profits. ESAP shares earned in respect of the 2002 financial year had not been awarded at the time of the announcement, and as such the cost of $25 million is a one off expense in the current half year. Similarly, the Executive Reward Plan has been restructured effective from 1 July 2002, whereby incentives allocated will be in the form of Reward shares and not options. This resulted in an increased expense for the period of $2 million. Other share based compensation expense for the half year was $32 million. This was incurred and charged against profit on a consistent basis with prior periods.

19.6	Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

See separate Profit Announcement.

19.7	Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

See separate Profit Announcement.

+ See chapter 19 for defined terms

30/6/2002	Appendix 4B Page 16

Appendix 4B
Half yearly report

Additional disclosure for trusts

20.1	Number of units held by the management company or	N/A
responsible entity or their related parties

20.2	A statement of the fees and commissions payable to the	N/A
management company or responsible entity
Identify:
- initial service charges
- management fees
- other fees

Compliance statement

1	This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used

2	This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3	This report does/~~does not*~~(delete one) give a true and fair view of the matters disclosed (see note 2).

4	This report is based on +accounts to which one of the following applies. (Tick one)

[ ]	The +accounts have been audited	[✓]	The +accounts have been subject to review.

[ ]	The +accounts are in the	[ ]	The +accounts have not yet been
	process of being audited or		audited or reviewed.
subject to review.

5	If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* (delete one). (Half yearly report only — the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)

6	The entity has/~~does not have*~~ (delete one) a formally constituted audit committee.

Sign here:		Date:	12 February 2003
Company Secretary

Print name:	John D Hatton

+ See chapter 19 for defined terms

30/6/2002	Appendix 4B Page 17

Appendix 4B
Half yearly report

Notes

1.	For announcement to the market The percentage changes referred to in this section are the percentage changes calculated by comparing the current period’s figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2.	True and fair view If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3.	Condensed consolidated statement of financial performance

Item 1.1	The definition of “revenue” and an explanation of “ordinary activities” are set out in AASB 1004: Revenue, and AASB 1018: Statement of Financial Performance
Item 1.6	This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4.	Income tax If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax prima facie payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column “Franked amount per security at % tax” for items 15.4 to 15.7.

5.	Condensed consolidated statement of financial position

Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of AASB 1029: Interim Financial Reporting, and AASB 1040: Statement of Financial Position. Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of AASB 1010: Accounting for the Revaluation of Non-Current Assets. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6.	Condensed consolidated statement of cash flows For definitions of “cash” and other terms used in this report see AASB 1026: Statement of Cash Flows. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the

+ See chapter 19 for defined terms

30/6/2002	Appendix 4B Page 18

presentation adopted must meet the requirements of AASB 1026. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7.	Net tangible asset backing Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are not required to state a net tangible asset backing per +ordinary security.

8.	Gain and loss of control over entities The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity’s consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9.	Rounding of figures This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A’000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A’000 headings must be amended.

10.	Comparative figures Comparative figures are to be presented in accordance with AASB 1018 or AASB 1029 Interim Financial Reporting as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, AASB 1029 Interim Financial Reporting requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which AASB 1029 Interim Financial Reporting applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by AASB 1029 Interim Financial Reporting. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11.	Additional information An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director’s report and declaration, if lodged with the +ASIC, must be given to ASX.

12.	Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13.	Corporations Act financial statements This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14.	Issued and quoted securities The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

+ See chapter 19 for defined terms

30/6/2002	Appendix 4B Page 19

Appendix 4B
Half yearly report

15	Details of expenses AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. AASB ED 105 clarifies that the disclosures required by AASB 1018 must be either all according to nature or all according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is relevant in explaining the financial performance of the reporting entity. The term “relevance” is defined in AASB 1018. There is an equivalent requirement in AASB 1029: Interim Financial Reporting. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16	Dollars If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to “000” must be changed to the reporting value.

17.	Discontinuing operations

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with AASB 1042 Discontinuing Operations.

In any case the information may be provided as an attachment to this Appendix 4B.

18.	Format

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms

30/6/2002	Appendix 4B Page 20

Appendix 4B
Half yearly report

ATTACHMENT 1

ITEM 4: Condensed consolidated statement of financial position

	31/12/02	30/06/02	31/12/01
	$ M	$ M	$ M

Assets
Cash and liquid assets	5,015	6,044	5,865
Receivables due from other financial institutions	6,735	7,728	4,628
Trading securities	13,462	8,389	7,080
Investment securities	12,591	10,766	11,179
Loans, advances and other receivables	154,663	147,074	141,777
Bank acceptances of customers	12,831	12,517	11,865
Life insurance investment assets	28,847	30,109	31,269
Deposits with regulatory authorities	21	89	273
Property, plant and equipment	832	862	879
Investment in associates	323	313	335
Intangible assets	5,161	5,391	5,554
Other assets	21,536	20,366	18,949

Total Assets	262,017	249,648	239,653

Liabilities
Deposits and other public borrowings	139,348	132,800	126,194
Payables due to other financial institutions	8,458	7,864	7,267
Bank acceptances	12,831	12,517	11,865
Provision for dividend	13	1,040	864
Income tax liability	774	1,276	1,448
Other provisions	745	834	981
Life insurance policyholder liabilities	24,762	25,917	27,012
Debt issues	29,025	23,575	24,751
Bills payable and other liabilities	18,166	17,342	13,181

	234,122	223,165	213,563

Loan capital	5,449	5,427	5,686

Total Liabilities	239,571	228,592	219,249

Net Assets	22,446	21,056	20,404

Shareholders’ Equity
Share capital
Ordinary share capital	12,678	12,665	12,661
Preference share capital	687	687	687
Reserves	4,014	4,226	4,131
Retained profits	2,424	1,452	1,246

Shareholders’ equity attributable to shareholders of the Bank	19,803	19,030	18,725

Outside equity interests:
Controlled entities	300	9	(3)
Life insurance statutory funds and other funds	2,343	2,017	1,682

Total outside equity interests	2,643	2,026	1,679

Total Shareholders’ Equity	22,446	21,056	20,404

+ See chapter 19 for defined terms

30/6/2002	Appendix 4B Page 21

Appendix 4B
Half yearly report

ATTACHMENT 2

ITEMS 7 AND 8: Condensed consolidated statement of cash flows and reconciliation

		31/12/02	31/12/01
	Note	$ M	$ M

Cash Flows From Operating Activities
Interest received		5,510	5,434
Dividends received		3	2
Interest paid		(3,071)	(2,928)
Other operating income received		1,941	1,524
Expenses paid		(2,728)	(2,796)
Income taxes paid		(965)	(342)
Net decrease (increase) in trading securities		(5,277)	(143)
Life insurance:
Investment income		215	340
Premiums received (1)		2,411	2,874
Policy payments (1)		(3,012)	(2,615)

Net Cash provided by Operating Activities		(4,973)	1,350

Cash Flows from Investing Activities
Payments for acquisition of entities		(114)	—
Proceeds from disposal of entities		33	48
Net movement in investment securities:
Purchases		(13,361)	(13,614)
Proceeds from sale		24	134
Proceeds at or close to maturity		11,505	12,283
Withdrawal (lodgment) of deposits with regulatory authorities		68	(212)
Net (increase) in loans, advances and other receivables		(7,740)	(6,008)
Proceeds from sale of property, plant and equipment		43	78
Purchase of property, plant and equipment		(68)	(82)
Net (increase) decrease in receivables due from other financial institutions not at call		63	519
Net decrease (increase) in securities purchased under agreements to resell		1,555	(868)
Net decrease (increase) in other assets		(1,030)	(536)
Life insurance:
Purchases of investment securities		(5,790)	(6,157)
Proceeds from sale/maturity of investment securities		7,004	6,014

Net Cash used in Investing Activities		(7,808)	(8,401)

Cash Flows from Financing Activities
Proceeds from issue of shares (net of costs)		13	34
Proceeds from issue of preference shares to outside equity interests		182	—
Net increase (decrease) in deposits and other borrowings		6,015	7,386
Net movement in debt issues		5,435	502
Dividends paid (including DRP buy back of shares)		(1,045)	(781)
Net movements in other liabilities		672	(81)
Net (decrease) increase in payables due to other financial institutions not at call		926	(887)
Net increase (decrease) in securities sold under agreements to repurchase		532	1,453
Other		(22)	(13)

Net Cash provided by Financing Activities		12,708	7,613

Net Increase (decrease) in Cash and Cash Equivalents		(73)	562
Cash and Cash Equivalents at beginning of period		2,498	38

Cash and Cash Equivalents at end of period		2,425	600

It should be noted that the Bank does not use this accounting Statement of Cash Flows in the internal management of its liquidity positions. (1) These are gross premiums and policy payments before splitting between policyholders and shareholders.

+ See chapter 19 for defined terms

30/6/2002	Appendix 4B Page 22

Appendix 4B
Half yearly report

ATTACHMENT 2

ITEMS 7 AND 8: Condensed consolidated statement of cash flows and reconciliation

Reconciliation of Operating Profit after Income Tax to Net Cash Provided by Operating Activities

	31/12/02	31/12/01
	$ M	$ M

Profit from ordinary activities after income tax	625	1,205
Decrease (increase) in interest receivable	(163)	65
Increase (decrease) in interest payable	142	92
Net (increase) decrease in trading securities	(5,277)	(143)
Net (gain)/loss on sale of investment securities	1	(60)
(Gain)/Loss on sale property plant and equipment	(6)	—
Charge for bad and doubtful debts	151	290
Depreciation and amortisation	221	222
Other provisions	(89)	(26)
Increase (decrease) in income taxes payable	(443)	255
(Decrease) increase in deferred income taxes payable	(59)	(162)
(Increase) decrease in future income tax benefits	(33)	34
(Increase) decrease in accrued fees/reimbursements receivable	(90)	—
(Increase) decrease in accrued fees and other items payable	5	—
Unrealised gain on revaluation of trading securities	6	222
Amortisation of premium on investment securities	239	9
Change in excess of net market value over net assets of life insurance controlled entities	426	(174)
Other	(629)	(479)

Net Cash provided by Operating Activities	(4,973)	1,350

Reconciliation of Cash

For the purposes of the Statement of Cash Flows, cash includes cash at bank, money at short call, at call deposits with other financial institutions and settlement account balances with other banks.

	31/12/02	31/12/01
	$ M	$ M

Notes, coins and cash at bankers	2,387	2,072
Other short term liquid assets	689	808
Receivables due from other financial institutions — at call	1,779	983
Payables due to other financial institutions — at call	(2,430)	(3,263)

Cash and Cash Equivalents at end of year	2,425	600

Non Cash Financing and Investing Activities

The value of shares issued under the Dividend Reinvestment Plan was nil during the half year ended 31 December 2002 (31 December 2001: $172 million)

+ See chapter 19 for defined terms

30/6/2002	Appendix 4B Page 23

Appendix 4B
Half yearly report

ATTACHMENT 3

Segment Reports

	Half Year Ended 31 December 2002

Primary Segment		Life	Funds	Group
Business Segments	Banking	Insurance	Management	Total
Financial Performance	$ M	$ M	$ M	$ M

Interest income	5,668	—	—	5,668
Premium and related revenue	—	426	—	426
Other income	1,369	114	244	1,727
Appraisal value uplift(1)	—	—	—	—

Total Revenue	7,037	540	244	7,821

Interest Expense	3,214	—	—	3,214
Segment result before tax, goodwill amortisation and appraisal value (reduction)/uplift	1,550	(35)	109	1,624
Income tax expense	(471)	29	29	(413)

Segment result after tax and before goodwill amortisation and appraisal value (reduction)/uplift	1,079	(6)	138	1,211
Outside equity interest	—	—	(3)	(3)

Segment result after tax and outside equity interest before goodwill amortisation and appraisal value (reduction)/uplift	1,079	(6)	135	1,208
Goodwill amortisation	—	—	—	(160)
Appraisal value (reduction)/uplift	—	—	—	(426)

Net profit attributable to shareholders of the Bank	1,079	(6)	135	622

Non-Cash Expenses
Goodwill amortisation	—	—	—	(160)
Appraisal value reduction	—	—	—	(426)
Charge for bad and doubtful debts	(151)	—	—	(151)
Depreciation	(49)	(7)	(4)	(60)
Other	(3)	0	(1)	(4)
Financial Position
Total Assets	226,728	16,771	18,518	262,017
Acquisition of Property, Plant & Equipment, Intangibles and Other Non-current Assets	40	—	142	182
Associate Investments	229	58	36	323
Total Liabilities	212,781	9,267	17,523	239,571

(1)	Appraisal value reduction of $426 million for the half year ended 31 December 2002.

+ See chapter 19 for defined terms

30/6/2002	Appendix 4B Page 24

Appendix 4B
Half yearly report

ATTACHMENT 3

Segment Reports

	Half Year Ended 31 December 2001

		Life	Funds	Group
	Banking	Insurance	Management	Total
Financial Performance	$ M	$ M	$ M	$ M

Interest income	5,369	—	—	5,369
Premium and related revenue	—	456	—	456
Other income	1,424	155	638	2,217
Appraisal value uplift	—	—	—	174

Total Revenue	6,793	611	638	8,216

Interest Expense	3,020	—	—	3,020
Segment Result before tax, goodwill amortisation and appraisal value uplift	1,372	57	233	1,662
Income tax expense	(396)	(22)	(51)	(469)

Segment result after income tax and before goodwill amortisation and appraisal value uplift	976	35	182	1,193
Outside equity interest	(1)	—	—	(1)

Segment result after tax and outside equity interest before goodwill amortisation and appraisal value uplift	975	35	182	1,192
Goodwill amortisation				(162)
Appraisal value uplift				174

Net profit attributable to shareholders of the Bank	975	35	182	1,204

Non-Cash Expenses
Goodwill amortisation	—	—	—	(162)
Charge for bad and doubtful debts	(290)	—	—	(290)
Depreciation	(53)	(4)	(3)	(60)
Other	(36)	(1)	(1)	(38)
Financial Position
Total Assets	200,573	18,249	20,831	239,653
Acquisition of Property, Plant & Equipment, Intangibles and Other Non-current Assets	79	3	—	82
Associate Investments	240	59	36	335
Total Liabilities	190,083	10,089	19,077	219,249

+ See chapter 19 for defined terms

30/6/2002	Appendix 4B Page 25

Appendix 4B
Half yearly report

ATTACHMENT 3

Segment Reports

	31/12/02		31/12/01
Financial Reporting by Segments	$ M	%	$ M	%

GEOGRAPHICAL SEGMENTS
Revenue(1)
Australia	6,490	82.9	6,954	84.6
New Zealand	894	11.5	752	9.2
Other Countries(2)	437	5.6	510	6.2

	7,821	100.0	8,216	100.0

Net profit attributable to shareholders of the Bank
Australia	476	76.5	1,130	93.9
New Zealand	130	20.9	52	4.3
Other Countries(2)	16	2.6	22	1.8

	622	100.0	1,204	100.0

Assets
Australia	217,207	82.9	200,250	83.6
New Zealand	27,879	10.7	23,497	9.8
Other Countries(2)	16,931	6.4	15,906	6.6

	262,017	100.0	239,653	100.0

Acquisition of Property, Plant & Equipment and Intangibles
Australia	165	90.7	60	73.2
New Zealand	8	4.4	19	23.2
Other Countries(2)	9	4.9	3	3.6

	182	100.0	82	100.0

(1)	Comparatives have been restated on a consistent basis with the current half.

(2)	Other Countries are: United Kingdom, United States of America, Japan, Singapore, Hong Kong, Grand Cayman, the Philippines, Fiji, Thailand, Indonesia, Malaysia, China and Vietnam. Businesses in Thailand and Malaysia were sold during the year ended 30 June 2002.

+ See chapter 19 for defined terms

30/6/2002	Appendix 4B Page 26

Profit Announcement For the half year ended 31 December 2002

Results have been subject to an independent review by the external auditors Released 12 February 2003

This Profit Announcement is available on the Internet at:
www.commbank.com.au

Table of Contents

Financial Highlights	3
Performance Summary	5
Main Financial Indicators	9
Banking — Business Analysis	11
Net Interest Income	17
Interest Margins and Spreads	18
Other Banking Operating Income	19
Charge for Bad and Doubtful Debts	20
Funds Management — Business Analysis	21
Life Insurance — Business Analysis	24
Summary of Funds Management and Life Insurance Valuations	26
Operating Expenses	27
Other Items	29
Statutory Financial Report	30
Directors’ Report	30
Consolidated Statement of Financial Performance	31
Consolidated Statement of Financial Position	32
Consolidated Statement of Cash Flows	33
Notes to the Financial Statements	34
Directors’ Declaration	43
Independent Review Report	44
Appendices	45
1. Average Interest Earning Assets and Liabilities	46
2. Interest Rate and Volume Analysis	50
3. Integrated Risk Management	51
4. Capital Adequacy	53
5. Credit Rating	54
6. Share Capital Reserves	54
7. Definitions	55
8. Valuations of Funds Management and Life Insurance Businesses	56
9. Intangible Assets	60
10. Performance Summaries	61
11. Funds Management and Life Insurance Comparatives	64

Financial Highlights

     (Except where otherwise stated, all figures relate to the half year ended 31 December 2002 and comparatives for the profit and loss are to the half year ended 31 December 2001. The term ‘prior comparative period’ refers to the six months ended 31 December 2001. Comparisons on balance sheet are to 30 June 2002 unless otherwise stated.)

     The result for the half year comprises:

	31/12/02	% change on
	$M	31/12/01

Segment profit after tax
- Banking	1,079	11
- Funds management	135	(26)
- Life insurance	(6)	Large

Net Profit After Tax “Cash Basis”	1,208	1
Goodwill Amortisation	(160)	(1)
Appraisal Value Reduction	(426)	Large

Net Profit After Tax	622	(48)

     After deducting goodwill amortisation of $160 million and a net reduction in appraisal value of $426 million, the Commonwealth Bank recorded a net profit after income tax of $622 million, or 48% below the prior comparative period.

     The net profit from ordinary activities (‘cash basis’)(1) for the half year ended 31 December 2002 after tax is $1,208 million. This is an increase of $16 million or 1% over the half ended 31 December 2001.

     The banking business achieved strong profit growth of $104 million or 11% over the prior comparative period. The profit from the funds management business reduced by $47 million, or 26% and the life insurance profit reduced by $41 million over the prior comparative period.

     A fully franked dividend of 69 cents per ordinary share will be paid on 28 March 2003 to owners of ordinary shares at the close of business on 21 February 2003 (record date). Shares purchased on or after 17 February 2003 (ex-dividend date) do not qualify for the dividend.

     On a cash basis, the dividend payout ratio for the half year is 72.7%, consistent with 72.6% for the prior comparative period.

     The contribution to the results from each of the businesses is as follows:

Banking

     The contribution to profit after tax from the banking business increased to $1,079 million, or 11% over the prior comparative period. Strong growth in lending assets, primarily housing, together with growth in other operating income, led to income growth of $133 million. Expenses from comparable businesses were flat at $1,976 million. Bad debt expense for the half year is $151 million, 0.11% of Risk Weighted Assets, reflecting continued improvement in the overall credit quality of the lending portfolio.

Funds Management

     The funds management business contributed $135 million to the after tax result representing a decrease of $47 million, or 26% from the prior comparative period. The further decline in world equity markets led to reduced levels of funds under management. Continued uncertainty surrounding equity markets also diverted some fund flows towards bank deposits.

     Funds under management reduced by $11 billion to $95 billion over the prior comparative period. Included in the reduction in funds under management is a net $3 billion outflow as a result of the acquisition and disposal of businesses.

Life Insurance

     The Bank’s life insurance businesses have reported a loss of $6 million for the half year ended 31 December 2002, compared with a profit of $35 million in the prior comparative period. Operating margins in Australia declined by $31 million from the prior comparative period to $3 million. This result was due to a significant write down of an individual asset in the annuity fund of $18 million combined with a slight increase in claims experience. Operating margins in New Zealand and Asia increased by $30 million over the prior comparative period. The prior comparative period result in New Zealand was impacted by an unexpected increase in disability claims which recovered in the half year to June 2002 and have remained in line with expectations during the current half year. Operating margins in Asia have improved significantly following tighter expense control, improved policy persistency and improving net margins.

     Investment returns in the current period include a $10 million loss on the sale of the Philippine life company. Excluding this item, investment returns on shareholder’s funds decreased by $30 million in the current period, impacted by equity market movements. The ASX200 fell 6.5% and MSCI World Index fell 12.7% over the period.

Investment Earnings on Shareholders’ Funds

     Investment earnings on shareholders’ funds after tax included in the above results for the funds management and life insurance businesses are as follows:

	31/12/02	31/12/01	Change
	$M	$M	%

Funds Management	4	6	(2)

Life Insurance
- Australia	(7)	7	(14)
- New Zealand	1	3	(2)
- Asia	(6)	18	(24)

	(12)	28	(40)

Net Result After Tax	(8)	34	(42)

     The Asian result for 31 December 2002 includes loss on sale of Philippines life company $10 million after tax.

Operating Expenses

     Operating expenses from comparable businesses were only marginally higher than the prior comparative period at $2,627 million, an increase of 1%. As outlined in the June 2002 profit announcement, costs associated with the implementation of strategic initiatives and additional share based compensation following a change in the Bank’s policy have been included for the first time. These amounted to $83 million for the half year ended 31 December 2002. Associated benefits of $26 million have been realised during the six months.

Income Tax

     Income tax expense has decreased by $56 million, 12% less than the prior comparative period. Of this reduction, $115 million relates to tax on behalf of policyholders in the funds management and life insurance businesses. Excluding policyholder tax, corporate tax has increased by $59 million, which reflects the increase in profits and a higher effective tax rate in the banking business.

Appraisal Value (Reduction)/Uplift

     For the half year ended 31 December 2002 the appraisal value reduction of the funds management and life businesses was $426 million.

     In determining the value of the funds management and life insurance businesses, the Directors have taken into account the increased volatility and uncertainty within world equity markets, together with lower industry funds flows. As a result, the Directors’ valuation of $8,358 million is $780 million lower than the mid point of the range of reasonable values assessed by Trowbridge Deloitte in their independent valuation of the businesses. This is consistent with the approach taken in June 2002, when the Directors’ value was $748 million less than the mid-point of reasonable values.

Goodwill Amortisation

     Consistent with the prior period, the goodwill amortisation charged in determining the result for the half year was $160 million.

Financial Highlights (continued)

Key Performance Measures

	Half Year Ended
	31/12/02		% Change on 31/12/01

Banking(2)	$	M
Total operating income		3,760	Up 4%
Operating expenses — comparable businesses		1,976	Up 1%
Operating expenses — included for the first time		83
Bad debt charge		151	Down 48%
Profit after tax(1)		1,079	Up 11%
Net interest margin		2.65%	Down 12 bp
	$	B
Average interest earning assets(3)		184	Up 9%
Funds Management	$	M
Profit after tax(1)		135	Down 26%
	$	B
Funds under management		95	Down 10%
Life Insurance	$	M
Operating margins		6	Down 12%
Loss on sale of Philippines		(10)	—
Investment earnings on assets in excess of policyholder liabilities		(2)	Down 106%
Profit after tax(1)		(6)	Down 117%
Commonwealth Bank
Earnings per share (cents) (statutory)		48.2	Down 47 cents
Earnings per share (cents) (cash basis)		95.0	Up 1 cent
Return on equity (statutory)		6.59%	Down 608 bp
Return on equity (cash basis)		12.39%	Down 4 bp

(1)	‘Cash basis’ for the purpose of this performance summary is defined as net profit after tax and outside equity interests, before goodwill amortisation and funds management and life insurance appraisal value (reduction)/uplift.

(2)	Includes General Insurance.

(3)	Net of loans securitised of $5,911 million ($7,047 million at 30 June 2002 and $5,705 million at 31 December 2001)

Performance Summary

	Half Year Ended

				31/12/02
	31/12/02	30/06/02	31/12/01	vs 31/12/01
	$M	$M	$M	%

Profit from ordinary activities after tax (statutory)	622	1,451	1,204	(48)
Profit from ordinary activities after tax (‘cash basis’(1))	1,208	1,309	1,192	1

Income
Interest income	5,668	5,086	5,369	6
Interest expense	3,214	2,725	3,020	6

Net interest income	2,454	2,361	2,349	4
Other banking operating income	1,306	1,274	1,278	2

Total banking income	3,760	3,635	3,627	4

Funds management income(2)	504	547	600	(16)
Life insurance income(2)	221	340	319	(31)

Total Income	4,485	4,522	4,546	(1)

Expenses
Operating expenses — comparable businesses	2,627	2,607	2,594	1
Operating expenses — included for the first time(3)	83	—	—	—
Charge for bad and doubtful debts	151	159	290	(48)

Total Expenses	2,861	2,766	2,884	(1)

Profit from ordinary activities before goodwill amortisation, appraisal value (reduction)/uplift and income tax	1,624	1,756	1,662	(2)
Income tax expense	413	447	469	(12)

Profit from ordinary activities after income tax	1,211	1,309	1,193	2
Outside equity interests	(3)	—	(1)	200

Profit from ordinary activities after income tax and before goodwill amortisation and appraisal value (reduction)/uplift	1,208	1,309	1,192	1
Appraisal value (reduction)/uplift	(426)	303	174	(345)
Goodwill amortisation	(160)	(161)	(162)	(1)

Net profit after income tax attributable to shareholders of the Bank	622	1,451	1,204	(48)

Contributions to profit (after tax)
Banking	1,079	1,092	975	11
Funds management	135	186	182	(26)
Life insurance	(6)	31	35	(117)

Profit after tax from ordinary activities (‘cash basis’(1))	1,208	1,309	1,192	1
Goodwill amortisation	(160)	(161)	(162)	(1)
Appraisal value (reduction)/uplift	(426)	303	174	(345)

Net profit after income tax attributable to shareholders of the Bank	622	1,451	1,204	(48)

(1)	‘Cash basis’ for the purpose of this performance summary is defined as net profit after tax and outside equity interest before goodwill amortisation and funds management and life insurance appraisal value (reduction)/uplift.

(2)	Included within funds management and life insurance income and income tax expense is a $90 million tax credit relating to policyholder losses (31 December 2001: $25 million expense; 30 June 2002: $61 million tax credit). These amounts are offsetting and therefore the impact on the net profit after tax is nil.

(3)	Operating Expenses — included for the first time refers to one-off costs associated with the strategic initiatives as outlined at 30 June 2002 and additional share based compensation following changes to remuneration structures and the Bank’s policy.

Performance Summary (continued)

PERFORMANCE SUMMARY

	Half Year Ended

				31/12/02
As at	31/12/02	30/06/02	31/12/01	vs 31/12/01
	$M	$M	$M	%

Balance Sheet — Summary
Total assets	262,017	249,648	239,653	9
Total liabilities	239,571	228,592	219,249	9

Shareholders’ equity	22,446	21,056	20,404	10

Assets Held and Funds Under Management
On Balance Sheet
Banking assets	226,729	211,130	200,573	13
Life insurance funds under management	23,969	25,355	26,199	(9)
Other life insurance and internal funds management assets	11,319	13,163	12,881	(12)

	262,017	249,648	239,653	9

Off Balance Sheet
Funds under management	71,297	77,483	80,103	(11)

Total assets held and funds under management	333,314	327,131	319,756	4

	Half Year Ended

				31/12/02
				vs 31/12/01
	31/12/02	30/06/02	31/12/01%

Shareholder Summary
Dividends per share — fully franked	69c	82c	68c	1
Dividend cover (times) — statutory	0.7	1.4	1.4	(50)
Dividend cover (times) — cash	1.4	1.3	1.4	—
Earnings per share(1)
Statutory — basic(2)	48.2c	114.5c	95.0c
Statutory — fully diluted(2)	48.2c	114.3c	94.9c
Cash basis — basic(3)	95.0c	103.2c	94.1c
Cash basis — fully diluted(3)	94.9c	103.0c	94.0c
Dividend payout ratio (%)(4)
Statutory	143.2	71.6	71.8
Cash basis(3)	72.7	79.4	72.6
Net tangible assets per share ($)	11.68	10.89	10.51
Weighted average number of shares (basic)	1,253m	1,253m	1,248m
Shares at end of period	1,254m	1,253m	1,253m
Number of shareholders	744,176	722,612	728,768
Share prices for the period ($)
Trading high	32.75	34.94	33.60
Trading low	26.50	29.50	24.75
End (closing price)	27.00	32.93	29.94

(1)	The earnings per share on a statutory basis are affected by the impact of changes in the appraisal value. The earnings per share on a cash basis are not impacted by appraisal value changes.

(2)	Calculated in accordance with the revised AASB 1027: Earnings per Share.

(3)	‘Cash basis’ for the purpose of this performance summary is defined as net profit after tax and before goodwill amortisation, life insurance and funds management appraisal value (reduction)/uplift. Earnings are net of dividends on preference shares of $18 million. (31 December 2001: $18 million; 30 June 2002: $16 million).

(4)	Dividends paid divided by earnings.

Performance Summary (continued)

	Half Year Ended

	31/12/02	30/06/02	31/12/01

Performance Ratios (%)
Return on average shareholders’ equity(1)
- statutory(3)	6.59	15.21	12.67
- cash basis(3) (4)	12.39	13.71	12.43
Return on average total assets(2)
- statutory	0.48	1.20	1.02
- cash basis	0.94	1.08	1.01
Capital adequacy — Tier 1	7.06	6.78	6.75
Capital adequacy — Tier 2	4.08	4.28	4.27
Deductions	(1.33)	(1.26)	(1.71)
Capital adequacy — Total	9.81	9.80	9.31
Productivity (%)
Cost to total average assets ratio	2.10	2.15	2.19
Cost to assets held and funds under management	1.63	1.63	1.64
Staff expense/Total operating income	28.87	25.98	26.73
Total operating income per FTE	$132,712	$131,080	$132,674
Other Information (numbers)
Full time staff equivalent	33,795	34,498	34,265

(1)	Ratio based on profit from ordinary activities after tax and outside equity interest applied to average shareholders equity, excluding outside equity interests.

(2)	Based on profit from ordinary activities after tax and outside equity interest. Averages are based on beginning and end of period balances.

(3)	Prior periods have been restated to exclude dividends provided for in line with the required change in the current year following the introduction of accounting standard AASB1044.

(4)	Cash return on average shareholders’ equity excludes the effect of goodwill amortisation and appraisal value (reduction)/uplift from both profit and equity.

Cost to Income Ratio

     To provide a more relevant presentation of the underlying cost performance of the business, “underlying” ratios have been determined. The underlying ratio:

•	Excludes policyholder tax from the funds management income and life insurance income line.

•	Substitutes an assumed long-term 8% pre tax return on shareholders’ funds for actual investment returns on shareholders funds within the funds management and life insurance businesses.

•	Excludes expenses “included for the first time”(1).

     Comparatives for the prior period have also been adjusted.

	Half Year Ended

	31/12/02	30/06/02	31/12/01

Cost to Income Ratios (%)
Banking	54.8	54.0	54.2
Funds management	78.6	70.0	61.6
Life insurance	115.8	77.1	82.1
Banking (underlying)	52.6	54.0	54.2
Funds management (underlying)	67.4	60.1	60.3
Life insurance (underlying)	77.5	64.5	76.0

(1)	Operating Expenses — included for the first time refers to one-off costs associated with the strategic initiatives as outlined at 30 June 2002 and additional share based compensation following changes to remuneration structures and the Bank’s policy.

Overview

     The Bank provides banking and financial services, primarily in Australia and New Zealand. These services include personal, business and corporate banking, funds management and life insurance. The Bank is structured into five business divisions -

•	Retail Banking Services (RBS) — delivers services to personal customers through a range of points of access and support banking services.

•	Premium Financial Services (PFS) — delivers services to personal customers who have more complex financial needs.

•	Institutional and Business Services (IBS) — delivers services to business and corporate clients, ranging from small businesses through to large corporations.

•	Investment and Insurance Services (IIS) — delivers investment and insurance services to personal and corporate customers, manages the managed funds (in Australia, UK and Asia), master funds, superannuation and insurance services, as well as supporting third-party financial planners and in-house advisers.

•	International Financial Services (IFS) — manages operations in New Zealand, Fiji, Indonesia, Vietnam, Hong Kong and China.

     These divisions are supported by human resources, technology, legal, finance, communications, strategy and governance.

Strategic Initiatives

     Early in 2002 the Bank updated its view on the trends and forces shaping the future, and accordingly adapted its strategic response. Details can be found in the 2002 Annual Report. Events during the year have reaffirmed the assumptions underpinning the Bank’s strategy, and have confirmed the importance of rapid and successful execution of its strategy as well as the need for continued innovation.

     The Bank’s vision remains “to be chosen and respected as an excellent provider of financial services”. The Bank’s strategy remains focussed on providing a superior service experience to meet the unique lifetime financial needs of its customers, through a full range of financial services.

     Achieving the Bank’s strategic vision is dependent on ensuring that its people are skilled, authorised, equipped, and engaged to provide a superior service experience to customers. Key activities have focused on restructuring the levels of work in each area to remove unnecessary layers of supervision to empower people and streamline decision making.

     The Bank’s strategy is being pursued through several initiatives that target its key growth opportunities. Progress against each initiative is outlined below.

•	The Bank has developed the Premium Financial Services (“PFS”) business, which is an integrated banking and broking business, incorporating the Commonwealth Securities business. PFS provides clients with access to premium products exclusive to the PFS client base together with banking services, direct and indirect investments and advisory services. Teams of relationship managers and investment advisors serve clients seeking personalised advice. The focus to date has been on building the infrastructure to service the premium client base and developing the range of premium services. PFS is now serving over 70,000 client relationships and is expecting significant growth in the number of relationships by the end of this financial year.

•	The restructure of the Institutional and Business Services division is progressing. To date the integration of service and support areas and allocation of clients into three distinct segments has been completed. The strategic focus from here, is on aligning cost-to-serve with client needs. New service models are being progressively implemented and will be completed over the next half. The goals are to increase market share in the corporate segment, increase cross-sell in the institutional segment, and improve service delivery in business banking. This will be achieved by up-skilling the sales force, rationalising and bundling services, and streamlining operational processes to improve turnaround times and reduce cost.

•	A key growth opportunity is to leverage the strong capabilities in our Investment and Insurance Division, specifically Colonial First State’s expertise in dealing with independent financial advisers and to build a stronger in-house advisory capability to meet the financial planning advice needs of all our personal customers. Activities to date have focused on developing the training and technology infrastructure for advisers located in our branch network.

•	The Retail Banking area is focused on significantly improving the service levels provided to retail customers. Steps have been taken to provide enhanced customer information to customer service staff, and to empower them to deal immediately with concerns raised by customers. A number of processes formerly performed within branches have been centralised to allow greater time to focus on customers, and a major re-engineering programme has commenced to streamline the home loan approval process.

•	In international markets, the strategic focus is to develop the Bank’s presence by leveraging its financial services expertise. ASB Bank in New Zealand continues to grow at above market rates and has received several customer satisfaction awards from nationwide surveys. In November the Philippines business was divested in order to allow strategic focus on the Bank’s preferred markets.

Outlook

     The world economic outlook remains uncertain and continues to present a risk to Australia’s economic growth over the year. Key uncertainties in the global arena are the fragile state of equity markets, continuing economic weakness in the US, Europe and Japan, the possible escalation of conflicts in the Middle East, threats of terrorism and other political tensions.

     In contrast to the global environment, Australian economic growth has held up well. Nevertheless widespread drought conditions, combined with the weak global outlook, will have some dampening effect on domestic growth going forward.

     While much of Australia’s recent strong performance has been underpinned by strong residential construction, some moderation in housing demand is now in train. A continuation of the strong growth in credit over recent years will depend on business lending increasing as housing lending slows.

     Against this background, within the finance sector strong competitive pressures will exist for lending opportunities. As a consequence, pressure on net interest margins will persist. Softness in equity markets will also restrain growth in income on asset management activities.

     The outlook for the full year will depend on the direction of investment markets and continuing growth in housing and business credit in Australia. With the continuing costs of strategic initiatives in the second half, the Bank continues to expect modest growth in reported Net Profit After Tax (cash basis).

     Consistent with past practice, the Directors expect to maintain a high ratio of dividends to cash profits relative to its peers.

Main Financial Indicators

Net Profit After Tax (Cash basis)

•	The Bank recorded a net profit after tax “Cash Basis” for the half year of $1,208 million. This result represents a 1% increase over the prior comparative period ended 31 December 2001.

Operating Income

•	Total operating income for the half year was $4,485 million (31 December 2001: $4,546 million)

•	Net interest income of $2,454 million represents an increase of $105 million, or 4% over the prior comparative period.

•	Other banking operating income of $1,306 million represents an increase of $28 million, or 2% over the prior comparative period.

•	Funds management income of $504 million represents a decrease of 16% from the prior comparative period.

•	Life insurance income of $221 million represents a decline of 31% from the prior comparative period.

Underlying Cost Ratios

•	The banking cost to income ratio on underlying businesses has improved from 54.2% for the half year ended 31 December 2001 to 52.6% for the current half year.

•	The funds management cost to income ratio has increased from 60.3% in the half year ended 31 December 2001 to 67.4% for the current half year.

•	The life insurance cost to income ratio has increased from 76.0% for the half year ended 31 December 2001 to 77.5% for the current half year. Current period income includes an unfavourable one off item of $23 million.

Main Financial Indicators (continued)

Lending Assets Growth

•	Lending assets spot balances (net of securitisation) have increased by $14 billion or 9% over the prior comparative period. Housing balances have increased $14 billion or 17% over the prior comparative period to $93 billion at 31 December 2002. This reflects market conditions and the effect of strategic initiatives. Personal lending balances, which include credit card outstandings, have increased slightly.

•	Business and corporate lending balances, together with bank acceptances have remained flat.

Funds Under Management

•	Total funds under management (FUM) at 31 December 2002 decreased by $11 billion or 10% from the prior comparative period. The decrease in funds under management includes $3 billion net outflow relating to the acquisition and disposal of businesses. In addition, the underlying decline in FUM balances were impacted by falling world equity markets, a diversion of fund flows to Bank deposits and subdued market conditions.

•	Retail FUM has remained stable over the prior comparative period at $52 billion.

•	Wholesale FUM have decreased by $10 billion or 21% from the prior comparative period to $38 billion.

•	Retail Cash Management FUM has decreased by $1 billion, or 17% from the prior comparative period.

Shareholder Returns

Earning Per Share — Cash Basis

     Earnings per share are up 1 cent in the half year ended 31 December 2002 compared with the prior comparative period.

Return on Equity

•	Return on equity (cash basis) for the half year ended 31 December 2002 has decreased by 0.04 percentage points from the prior comparative period from 12.43% to 12.39%.

•	Return on equity (statutory basis) for the half year ended 31 December 2001 has decreased by 6.08 percentage points from the prior comparative period from 12.67% to 6.59%.

Banking — Business Analysis

BANKING PERFORMANCE SUMMARY

	Half Year Ended

				31/12/02
	31/12/02	30/06/02	31/12/01	vs 31/12/01
Profit Summary	$M	$M	$M	%

Underlying profit (before expenses included for the first time, bad debts and income tax expense)	1,784	1,671	1,662	7
Profit from ordinary activities after tax(1)	1,079	1,092	975	11

Balance Sheet Summary
Lending assets(2)	169,084	161,216	155,284	9
Average interest earning assets	183,675	173,084	168,222	9
Average interest bearing liabilities	171,460	159,636	154,614	13
Risk weighted assets	143,771	141,049	138,271	4
Net impaired assets	599	614	674	(11)
Performance Ratios (%)
Net interest margin	2.65	2.75	2.77	(4)
General provision/Risk weighted assets	0.92	0.96	0.96	(4)
Total provisions/Gross impaired assets (net of interest reserved)	184.1	183.9	167.1	10
Non-interest income/Total operating income	34.7	35.0	35.2	(1)
Cost to average assets ratio	1.88	1.92	1.99	(6)
Other Information (numbers)
Branches/service centres (Australia)	1,020	1,020	1,045
Agencies (Australia)(3)	3,888	3,936	3,927
ATMs (4)	3,996	3,950	3,968
EFTPOS terminals	126,940	126,613	124,503
EzyBanking sites	750	730	725

(1)	Represents profit after tax and outside equity interests and before goodwill amortisation.

(2)	Lending assets represents loans, advances and receivables and bank acceptances excluding provisions for bad and doubtful debts and securitised balances. Securitised balances are not included in lending assets and amounted to $5.9 billion as at 31 December 2002 compared to $7.0 billion as at 30 June 2002 and $5.7 billion at 31 December 2001.

(3)	Includes Australia Post and private agencies.

(4)	Includes third party ATMs.

     The banking business has achieved strong growth and increased profit by $104 million or 11% over the prior comparative period to $1,079 million and underlying profit has increased by $122 million or 7% to $1,784 million.

     Average interest earning assets have increased by 9% over the prior comparative period to $184 billion. Strong asset growth together with the benefit of changes to fee structures has led to income growth of $133 million or 4%.

     Net interest margin has reduced by 12 basis points from 2.77% at 31 December 2001 to 2.65% at 31 December 2002. The competitive environment and a stronger weighting of home loans in the portfolio have primarily driven this.

Banking — Business Analysis (continued)

Retail Banking

     Retail banking includes services, which are distributed to retail customers through the Premium and Retail distribution divisions.

Housing Loans

     The Bank achieved strong growth in home lending during the half to 31 December 2002, with increased demand experienced in both proprietary and third party channels. Growth was achieved notwithstanding a reduction in the First Home Owners’ Grant and despite continued speculation over the sustainability of domestic housing prices. Within the continued low interest rate environment, competition for home loans remained strong resulting in increased pressure on the net interest margin.

     In the absence of official market share data subsequent to March 2002, the Bank believes it has maintained its home loan market share positioning over the period to December 2002. The Bank’s home loan market share as at 31 March 2002 was 20.1% (source: APRA Residentially Secured All Lenders). The current half year result reflects the success of specific campaigns and offers made during the half to new customers through proprietary and third party channels, as well as further retention based strategies executed during the half in relation to existing customers. In particular, the Bank increased its penetration into the third party market during the half, increasing market share to an estimated 15% at September 2002 (Source: MISC).

     During the half, the Bank commenced an initiative to redesign the end-to-end home loan process in order to lower processing costs and significantly improve customer service outcomes. A staged implementation program is underway, with initial focus on system and process improvements.

     Approval levels over the last six months have remained strong.

Credit Cards

     Despite the domestic market for credit cards showing some signs of consolidation, the Bank maintained strong new cardholder account growth during the half.

     The Bank’s market share of credit card outstanding balances was 21.6% as at 31 October 2002 compared with 21.4% at 31 December 2001 (Source: RBA). During the half, the Bank relaunched its credit card loyalty program, Commonwealth Awards, enhancing many of its features for customers. Fee structures for all credit cards were reviewed during the half, with announced changes effective from January 2003.

     During the 2002 calendar year, the Reserve Bank proposed substantial reforms to credit card schemes in Australia. The Bank is well placed to respond to these reforms, with the advantages of scale, a balanced issuing and acquiring profile, a broad portfolio of merchant customers and a high proportion of interest to interchange fee income.

Retail Deposits

     The Bank is the largest acceptor of retail deposits in Australia, with a market share of 24.2% at 31 March 2002 (source: APRA All banks — most recent data available). In the six months to 31 December 2002, the growth in deposits was largely driven by increased demand for cash management accounts and is reflective of weak equity markets and new compliance requirements on the sale of cash management trusts.

     Changes to transaction account fee structures in 2002 have resulted in a simpler and more transparent product for customers and banking income that is less reliant on transaction volumes and interest earning balances. Since the introduction of the account fee changes there has been a consolidation of customer accounts, however balances have remained stable.

Share Trading

     Commonwealth Securities (CommSec) maintained its position as the leading broker in Australia on a transaction volume basis. The total number of accounts at December 2002 was more than 773,000, representing an increase of more than 9% from December 2001 (706,000 accounts). Over 87% of CommSec trades are now conducted online and 50% of all telephone calls are handled by VoiceBroker speech recognition technology.

     Through CommSec, the Bank has participated in a number of offers over the last six months, including the co-management of the Salmat Initial Public Offering and issues by AMP and Seven Network. A number of products and initiatives were also launched during the half including the co-branded distribution of CommSec margin loan products through Credit Union branches across Australia. Service to CommSec clients has also been enhanced through the provision of advanced charting tools and research publications for retail shareholders.

     These enhancements to the CommSec offering are key initiatives in our Premium customer strategy of providing more comprehensive financial services to the Premium client base.

Institutional and Business Services

Lending and Deposits

     Despite subdued levels of business confidence, the business and corporate banking segments performed soundly during the half year to 31 December 2002, with most growth indicators equalling or outperforming the market. The Bank’s market share of business lending at 30 November 2002 was 14.72%, up from 14.64% at 30 June 2002 (Source: RBA). This was primarily driven by strong growth in commercial lending, reinforced by growth in bank acceptances. The growth in bank acceptances to business customers is the result of an initiative to provide a total package to the client, incorporating funds for borrowing and interest rate risk management solutions.

     Business deposit growth was also strong over the period to 31 December 2002, mainly led by strong performance in business cheque accounts and cash deposit accounts.

     Lending demand from institutional clients was weaker than anticipated during the half year to 31 December 2002, reflecting market conditions generally. Despite the subdued market environment, the Bank has not eased its approach to credit. This has resulted in reduced credit exposure and reduced interest earnings from the corporate sector for the period. Overall credit quality has improved.

     Initiatives launched during the half year focussed on creating a lower cost operating environment and improved client experiences. A number of cross-sell initiatives were implemented during the half, including the development of structured products for ASB Bank. As part of the Bank’s objective to increase market share in business banking, a number of campaigns were launched that focus on increasing client retention and relationship balances.

     The Bank was also active in providing support to farmers in analysing the financial outcomes of alternative drought strategies. Structured Finance

     The Bank continues to develop and implement innovative financing structures to meet the needs of clients. While corporate activity was relatively subdued during the half, approximately $11 billion of capital was raised for clients in the six months to 31 December 2002. Substantial transactions undertaken included:

•	Lead arranger and adviser for a US qualified technological equipment (QTE) cross border lease transaction for Air Services Australia

•	Coordinating arranger and joint lead underwriter for BHP Steel’s inaugural financing facility.

•	Joint lead arranger, joint lead manager and debt provider of a debt restructure for Centro Property Group.

Banking — Business Analysis (continued)

•	Joint lead arranger for the demerger financing facility for WMC Resources.

Global Markets

     Trading income for the half was impacted by margin squeeze across a number of products, reduced currency volatility, soft credit conditions and the drought. Notwithstanding this, the Bank is currently the Number 1 ranked lead manager in the domestic capital markets (excluding self-led deals) (INSTO December 2002). Process re-engineering of the foreign exchange process and the launch of new commodities products were among important initiatives undertaken during the half.

Working Capital Services

     Working Capital Services, which provides cash management solutions for clients through corporate accounts, payments, merchant and information services, experienced solid growth over the half year. Funds and transaction volumes increased as a result of growth in new business. During the half year to 31 December 2002, the Bank improved its transactional banking market penetration to the Top 500 corporates, being principal transaction banker to 17% of survey respondents (source: East & Partners, October 2002).

Distribution and Customer Access

     The Bank operates the largest financial services distribution network in the country. Strategic emphasis is on better aligning sales and service to the needs of distinct customer segments by recognising that different customer segments require different types of service.

Premium Financial Services

     Premium Financial Services is an integrated banking and broking business, created to provide customised products and services for the Bank’s clients with more complex financial needs. By bringing together the banking and broking businesses, the Bank can capitalise on its strengths in equities and margin lending, which are vital to provide structured, high value products and access to Initial Public Offerings.

     Three units have been established to service the needs of premium clients:

•	Private Client Services provides a comprehensive private banking service, offering investment, insurance and international services to clients meeting the definition of ‘sophisticated’ or ‘professional’ investors as defined under the Corporations Act.

•	Premium Banking and Investment Services caters for clients other than those serviced by Private Client Services that require advisory or relationship management service.

•	Direct Services caters for clients requiring access to premium products and services without advisory or relationship management services.

     A premium call centre has been established as a primary point of contact for premium clients who are not seeking relationship management services, and provides an outbound sales capability for both banking and equity products. In addition, two new premium banking centres were established and three were extended, bringing the total number of dedicated contact points for premium customers to 25.

Direct Customer Service

     With over 1,000 branches, the Commonwealth Bank’s branch network remains Australia’s largest, exceeding its nearest competitor by around 200 branches. The Bank is now well positioned in terms of overall points of representation and will further intensify its focus on service delivery processes.

     In implementing the Bank’s customised approach to service, a number of initiatives were undertaken during the half, including:

•	The launch of a branch re-engineering program, which will facilitate the removal of processing activities from branches, enabling staff to focus on delivering quality sales and services to customers.

•	The rollout of the team based selling initiative for Business and Corporate banking clients was completed in South Australia, Western Australia, Queensland and the ACT. This initiative is based on restructuring products around core areas of expertise and aims to enhance the client experience through increased responsiveness, service quality and streamlining of processes.

     Other initiatives currently underway include the upgrade of ATM network infrastructure and branch telling platforms to enhance functionality and customer service.

     The Bank’s direct customer contact network continues to be augmented by the alliance with Australia Post. Personal Banking services are available at 3,717 Australia Post agencies across the country, together with the expansion of transactional banking services for business clients to 212 Australia Post locations.

Electronic and Direct Banking

     Customer usage of direct and self-service banking continues to gain pace. The total number of transactions performed in direct/electronic channels increased over the half year to 31 December 2002, while branch teller transactions continued to decline. As a result, the proportion of total transactions carried out in-branch was further reduced, from 14.4% to 12.2% in the 6 months to 31 December 2002. Over this period, NetBank was the fastest growing channel, processing more than 134 million transactions.

     Strong usage of telephone banking has continued during the half, with in excess of 76 million calls received on the 132221 customer service line over the period.

     ATM and EFTPOS usage continue to grow, albeit at a lower rate, with total transactions up 6% and 15% respectively over the prior comparative period. The Bank retains the largest proprietary ATM and EFTPOS terminal networks in the country (3,996 and 126,940 terminals respectively).

Third Party

     The Bank manages a number of third-party distribution networks to sell a range of the Bank’s products, including managed funds, superannuation and life insurance risk products, and traditional banking products such as home loans and credit cards. Third-party networks include:

•	Multi-agents and life brokers.

•	Authorised financial planners through wholly owned businesses.

•	Independent financial planners.

•	Insurance franchisees.

•	Mortgage brokers.

New Zealand Banking Operations

Performance Overview

     ASB Bank has had a strong first half, with earnings 25% higher than those in the prior comparative period. The primary profit drivers were growth in net interest income due to increased lending volumes, an improved cost structure resulting from both lower unit costs and better productivity, and other income growth particularly from financial services. Customer retention and acquisition were key drivers of volume growth and the customer base grew by over 61,000 or 6.5% during the year. As at 31 December 2002, ASB Bank had total assets of NZ$26.0 billion (31 December 2001:NZ$22.0 billion), including total advances of NZ $25.7 billion (31 December 2001 NZ $21.7 billion).

Lending

     Personal and Rural lending volumes continued at record levels in the first half. Personal lending growth was 17.5%, Rural-lending growth was 24%, and total-lending assets increased by 17.8%. This compared with the annual market growth rate of 7.6% as measured by Private Sector

Banking — Business Analysis (continued)

Credit (Residents only) (Source: Reserve Bank of New Zealand). Record growth in home loans was due to ASB Bank’s significant presence in the key Auckland market, effective spring marketing campaigns, together with positive market dynamics such as positive economic conditions, lower interest rates, and much higher immigration levels.

Funding

     ASB Bank’s annual funding (total deposits) growth in the first half was 16.7% compared with the annual market growth rate of 10.6% (Source: Reserve Bank of New Zealand). The majority of ASB Bank’s growth was from term investments, as safety and security of capital remain important drivers given general poor performance of world equity markets.

Transactions

     Customer transaction volumes for the year were 8% higher than in the same half last year, as the migration of transaction activity to self-service and direct channels helped to reduce overall costs to serve. Customer uptake of ASB Bank’s internet banking service FASTNET continued to grow strongly. By 31 December 2002, FASTNET customer numbers had reached 229,590 (149,545 at 31 December 2001). Each month 11%, or 2.9 million transactions are initiated through the FASTNET Classic and FASTNET Office services.

Banking — Business Analysis (continued)

Major Balance Sheet Items

				31/12/02
	31/12/02	30/06/02	31/12/01	vs 31/12/01
As At	$M	$M	$M	%

Loans, advances and other receivables (1)
Gross housing	99,456	92,886	85,450	16
Securitisation	(5,911)	(7,047)	(5,705)	4

Housing (net of securitisation)	93,545	85,839	79,745	17
Personal	8,780	8,230	8,105	8

Total retail lending assets	102,325	94,069	87,850	16

Business and corporate	53,928	54,630	55,569	(3)
Bank acceptances	12,831	12,517	11,865	8

Total institutional lending	66,759	67,147	67,434	(1)

Total lending assets	169,084	161,216	155,284	9

Trading securities
Corporate	13,462	8,389	7,080	90

Deposits and other public borrowings
Personal	68,390	64,229	62,783	9
Business and corporate	70,958	68,571	63,411	12

	139,348	132,800	126,194	10

Debt issues
Corporate	29,025	23,575	24,571	18

(1)	Loan balances are before provisions for impairment.

Retail Banking

Housing (net of securitisation)

     Home loan outstandings, including securitisation, totalled $99.5 billion at 31 December 2002, a 16% increase over the prior comparative period. This growth was achieved as a result of specific initiatives on new volumes and customer retention.

Personal Lending

     Personal lending includes credit card outstanding balances and personal loans. The growth in personal lending of $0.7 billion or 8% reflects strong growth in credit card balances in line with market trends and successful marketing campaigns. Personal loans declined marginally and reflect the mature nature of this product where alternative financing (credit cards and home loan redraw facilities) are being progressively used for personal financing.

Personal Deposits

     Personal deposits include transaction, savings and investment deposits. Personal deposits totalled $68 billion, an increase of 9% on the prior comparative period. This reflects strong growth in savings and investment products with flat performance in transaction accounts.

Institutional and Business Services

Business and Corporate Lending

     Business and Corporate lending outstandings totalled $54 billion at 31 December 2002, a 3% decline over the prior comparative period. This reflects growth in business banking, offset by subdued performance in corporate lending.

Bank Acceptances

     Bank acceptances outstanding totalled $13 billion as at 31 December 2002, an 8% increase over the prior comparative period and is a result of strong performance in business lending. The growth in bank acceptances in the business segments is a result of the cross sell initiative outlined on page 12; this substitutes products between business and corporate lending and bank acceptances. Fee structures on bank acceptances differ from traditional lending products, with a lower interest margin and higher other banking income.

Trading Securities

     Trading securities totalled $13 billion at 31 December 2002 an increase of $6 billion on the prior comparative period.

Business and Corporate Deposits

     Business and corporate deposits totalled $71 billion at 31 December 2002, an increase of 12% and reflects strong growth in business cheque accounts and cash deposit accounts.

Corporate Debt Issues

     Debt Issues totalled $29 billion at 31 December 2002, an increase of 18% on the prior comparative period.

Banking — Business Analysis (continued)

PERFORMANCE ANALYSIS

	Half Year Ended

				31/12/02
	31/12/02	30/06/02	31/12/01	vs 31/12/01
Profit summary	$M	$M	$M	%

Interest income	5,668	5,086	5,369	6
Interest expense	3,214	2,725	3,020	6

Net interest income	2,454	2,361	2,349	4
Other operating income	1,306	1,274	1,278	2

Total operating income	3,760	3,635	3,627	4
Operating expenses comparable business	1,976	1,964	1,965	1
Operating expenses included for the first time	83	—	—	—

Profit before charge for bad and doubtful debts	1,701	1,671	1,662	2
Charge for bad and doubtful debts	151	159	290	48

Profit from ordinary activities before income tax	1,550	1,512	1,372	13
Income tax expense	471	420	396	19
Outside equity interests	—	—	1	—

Profit from ordinary activities after income tax	1,079	1,092	975	11

Further analysis of the components of Banking Profit is provided on pages 17 to 20

     The contribution from the banking business has increased by $104 million or 11% to $1,079 million. This was achieved through strong growth in assets, which led to an increase in net interest income of $105 million or 4% to $2,454 million.

     Changes to transaction account fee structures and further increases in credit card transaction volumes have more than offset reductions in trading income and loss on investments, to achieve an increase of $28 million or 2% in other banking income. Efficiency gains as a result of strategic initiatives and volume based productivity improvements have led to flat expenses from comparable businesses. Costs include strategic initiatives included for the first time that will help further improve the Bank’s cost position in the future. Improved credit quality of the lending portfolio has led to a significantly reduced bad debt expense of $151 million for the half year, down $139 million from the prior comparative period.

     The elements of the banking business are further detailed in the following pages.

Banking — Business Analysis (continued)

Net Interest Income

	Half Year Ended

				31/12/02
	31/12/02	30/06/02	31/12/01	vs 31/12/01
	$M	$M	$M	%

Interest Income
Loans	4,949	4,530	4,701	5
Other financial institutions	122	96	69	77
Liquid assets	72	65	77	(6)
Trading securities	216	156	203	6
Investment securities	280	225	292	(4)
Dividends on redeemable preference shares	23	17	24	(4)
Other interest income	6	(3)	3	100

Total Interest Income	5,668	5,086	5,369	6

Interest Expense
Deposits	2,360	2,035	2,206	7
Financial institutions	106	78	115	(8)
Debt issues	625	511	553	13
Loan capital	111	100	132	(16)
Other interest expense	12	1	14	(14)

Total Interest Expense	3,214	2,725	3,020	6

Net Interest Income	2,454	2,361	2,349	4

	December 2002	December 2002
Half Year	Vs December 2001	Vs June 2002
Increase/Decrease	$M	$M

Due to changes in average volume of interest earning assets and interest bearing liabilities	211	144
Due to changes in interest margin	(106)	(90)
Due to days variance in periods	—	39

Change in net interest income	105	93

     Net Interest Income

     Net interest income for the half year increased by 4% or $105 million from $2,349 million in the prior comparative period to $2,454 million.

     The increase in the net interest income was due to a $15 billion or 9% increase in average interest earning assets between 31 December 2001 and 31 December 2002 as detailed in Appendix 1. The increase was offset partially by a reduction in the NIM from 2.77% at 31 December 2001 to 2.65% at 31 December 2002.

     The table above highlights the effect of movements in net interest earning assets and interest margin on net interest income and further details can be found in Appendix 1 of this report.

Banking — Business Analysis (continued)

Interest Margins and Spreads

     The following table shows margins and spreads for the Bank. Interest spread represents the difference between the average interest rate earned and the average interest rate paid on funds.

     Interest margin represents net interest income as a percentage of average interest earning assets.

     The calculations of margins and spreads for Australia and Overseas include an allowance for transfer of offshore funding used to finance onshore lending. The lower overseas margins and spreads reflect the effect of the wholesale funding nature of that business.

	Half Year Ended

	31/12/02	30/06/02	31/12/01
	%	%	%

Australia
Interest spread(1)	2.65	2.77	2.73
Benefit of interest free liabilities, provisions and equity(2)	0.21	0.23	0.27

Net interest margin(3)	2.86	3.00	3.00

Overseas
Interest spread(1)	1.36	1.19	1.14
Benefit of interest free liabilities, provisions and equity(2)	0.35	0.36	0.49

Net interest margin(3)	1.71	1.55	1.63

Bank
Interest spread(1)	2.40	2.48	2.46
Benefit of interest free liabilities, provisions and equity(2)	0.25	0.27	0.31

Net interest margin(3)	2.65	2.75	2.77

(1)	Difference between the average interest rate earned and the average interest rate paid on funds.

(2)	A portion of the Bank’s interest earning assets is funded by interest free liabilities and shareholders’ equity. The benefit to the Bank of these interest free funds is the amount it would cost to replace them at the average cost of funds.

(3)	Net interest income divided by average interest earning assets for the period.

Interest Margin

     The average net interest margin for the half year to 31 December 2002 decreased by 12 basis points from the prior comparative period to 2.65%.

     The decline in the margin is attributable to:

•	The higher weighting of home loan balances in the portfolio due to its strong growth as outlined in the balance sheet summary on page 15.

•	The full half year effect of prior period cash rate reductions and competitive pressures across all lending product groups.

•	A decline in Institutional lending margins as a result of higher weighting in bank acceptances as outlined in the balance sheet summary on page 15.

•	Slight improvement in the deposit margin as a result of strong growth in investment style deposits, with funds flows diverted from funds management.

Banking — Business Analysis (continued)

Other Banking Income from Ordinary Activities

     The following table sets out the Bank’s other banking operating income for the half year ended 31 December 2002 together with comparatives.

	Half Year Ended
				31/12/02
	31/12/02	30/06/02	31/12/01	vs 31/12/01
	$M	$M	$M	%

Lending fees	314	325	293	7
Commission and other fees	702	636	606	16
Trading income	226	238	251	(10)
Dividends	3	3	2	50
Net (loss)/gain on investments and loans	(12)	18	60	(120)
Net profit/(loss) on sale of property, plant and equipment	6	(4)	16	(63)
General insurance premium income	57	60	59	(3)
Less general insurance claims	(33)	(32)	(34)	(3)
Other	43	30	25	72

Total other banking operating income	1,306	1,274	1,278	2

Other Banking Operating Income

     Other banking operating income increased by 2%, or $28 million from $1,278 million in the prior comparative period to $1,306 million in the current period. Included within other banking income is non-interest income earned on transactions and accounts of the Bank’s personal business and corporate customers. The principal reasons for the overall increase are set out below.

Lending Fees

     Lending fees have increased by 7% or $21 million to $314 million over the prior comparative period mainly due to more effective price realisations on establishment fee offers. Discounted fees are now aligned to cross sell targets, which combined with the use of brokers is part of the Bank’s strategy to build lending balances.

Commission and Other Fees

     Growth in commission and other fees has been driven primarily by new fee structures on retail transaction and savings accounts. This initiative reflected a simplified fee structure for customers and a more stable income structure for the Bank, which is less dependent on interest income and transactional volumes. The result also includes strong growth in card volumes reflecting market growth and successful marketing campaigns, and a strong growth in bill endorsement and bank acceptance fees following the cross sell initiatives outlined previously.

Trading Income

     The Bank’s financial markets operations contributed $226 million of trading income, which was a decline of 10% from the prior comparative period. While the Bank’s franchise and level of client activity remains strong, reduced currency volatility and a weaker credit market adversely affected this business.

Net (Loss)/Gain on Investments and Loans

     Losses during the current half year include a provision against certain strategic investments. In the prior comparative period the profit included the profit on sale of strategic investments.

Net Profit/(Loss) on Sale of Property Plant and Equipment

     Net profit on sale of property, plant and equipment includes the proceeds from the sale of properties as a continuation of the Bank’s sale and leaseback strategy.

General Insurance Income (net of claims)

     General insurance premium income less claims decreased slightly by $1 million to $24 million for the current half year.

     Canberra fires are expected to cost a maximum of $10 million net of reinsurance in the June 2003 half year.

Banking — Business Analysis (continued)

Charge for Bad and Doubtful Debts

     The following table sets out the charge for bad and doubtful debts for the half year ending 31 December 2002 together with comparatives.

Charge for Bad and Doubtful Debts

	Half Year Ended

	31/12/02	30/06/02	31/12/01
	$M	$M	$M

Specific provisioning
New and increased provisioning	205	163	383
Less provisions no longer required	(15)	(24)	(27)

Net specific provisioning	190	139	356
Provided from general provision	(190)	(139)	(356)

Charge to profit and loss	—	—	—

General provisioning
Direct write offs	23	26	25
Recoveries of amounts previously written off	(33)	(28)	(28)
Movement in general provision	(29)	22	(63)
Funding of specific provisions	190	139	356

Charge to profit and loss	151	159	290

Total charge for bad and doubtful debts	151	159	290

Bad and doubtful debt expense / Risk weighted assets	0.11%	0.11%	0.21%

     Total charge for bad and doubtful debts for the half year ended 31 December 2002 was $151 million which was $139 million (48%) lower than the charge in the prior comparative period. The current period charge reflects the continued improvement in the credit quality of the lending portfolio due to an increased proportion of home lending balances together with an overall improvement within the business and corporate portfolio. The prior half year included a small number of large corporate and commercial lending exposures that became impaired in the half year to 31 December 2001 and were provisioned for potential loss. Bad debt expense to risk weighted assets for the current half year has reduced to 0.11% (0.21% annualised). The average for the last decade was 0.26% annualised.

     The lower net specific provisioning is a result of the reduction in the inflow of impaired assets (new and increased impaired exposures for the half were $354 million compared to $804 million for the prior comparative period). The small reduction in the level of the general provision reflects the ability of the Bank to maintain the high quality of the credit portfolio.

Provisions for Impairment

	Half Year Ended

	31/12/02	30/06/02	31/12/01
	$M	$M	$M

General provisions	1,327	1,356	1,334
Specific provisions	264	270	309

Total provisions	1,591	1,626	1,643

Total provisions for impairment as a % of gross impaired assets net of interest reserved	184.1	183.9	167.1

Specific provisions for impairment as a % of gross impaired assets net of interest reserved	30.56	30.54	31.43

General provisions as a % of risk weighted assets	0.92	0.96	0.96

     Total provisions for impairment at 31 December 2002 were $1,591 million, down 3.2% from 31 December 2001. This level of provisioning is considered adequate to cover any bad debt write offs from the current lending portfolio having regard to the current outlook.

     Specific provisions for impairment have decreased 14.6% from $309 million at 31 December 2001 to $264 million at 31 December 2002, primarily in line with the reduction in impaired assets from $983 million at 31 December 2001 to $863 million at 31 December 2002.

     The general provisions for impairment have reduced to $1,327 million at 31 December 2002 from $1,334 million at 31 December 2001, a decrease of $7 million. The general provision as a percentage of Risk Weighted Assets reduced to 0.92% from 0.96%, a level consistent with that of other major Australian Banks. Gross impaired assets less interest reserved have decreased 2.4% from $884 million to $863 million over the half year. Additions to gross impaired assets (including interest reserved) for the six months of $354 million are offset by realisation activities on the impaired asset portfolio resulting in reductions of $378 million for the half.

Funds Management — Business Analysis

     The funds management business manages a wide range of wholesale, retail, superannuation and retirement funds. Funds management operations are in Australia, United Kingdom, New Zealand and Asia.

     Funds management includes for the first time, investment style products written within life insurance companies. Prior period numbers have been restated in line with the current year numbers. Appendix 11 shows how these numbers have been restated.

     The funds management businesses have contributed $135 million to the result for the half year. This represents a decrease of $47 million or 26% from the prior comparative period. The decline in net profit reflects lower levels of funds under management, which have decreased by $11 billion from the prior comparative period.

     The following tables set out the funds management result for the half year ending 31 December 2002 together with comparatives.

	Half Year Ended

				31/12/02
	31/12/02	30/06/02	31/12/01	vs 31/12/01
	$M	$M	$M	%

Funds management
Operating income — external	565	622	578	(2)
Operating income — internal	5	7	6	(17%)
Shareholder investment returns	5	3	9	(Large)
Policyholder tax	(66)	(78)	13	(Large)

Total income from funds management	509	554	606	(16)
Operating expenses	400	388	373	7

Profit before tax	109	166	233	(53)
Policyholder tax (benefit)/expense	(66)	(78)	13	Large
Corporate tax expense	37	58	38	3
Outside equity interests	3	—	—	Large

Profit from ordinary activities after tax(1)	135	186	182	(26)

(1)	Income, operating expenses and tax expense included in the table above includes both policyholders’ and shareholders’ components. The inclusion of the policyholder tax within income causes fluctuations in the cost to income ratio and the effective tax rate between periods.

     The tables below show the split of each type of funds managed.

	Half Year Ended

				31/12/02
	31/12/02	30/06/02	31/12/01	vs 31/12/01
	$M	$M	$M	%

Funds under management (FUM) (1)
Retail	52,415	51,650	52,358	—
Wholesale	37,607	45,554	47,611	(21)
Retail Cash Management Trusts	5,244	5,634	6,333	(17)

Total FUM	95,266	102,838	106,302	(10)

Australia	79,603	81,670	84,786	(6)
United Kingdom	6,704	12,089	13,713	(51)
New Zealand	5,743	5,690	4,706	22
Asia	3,216	3,389	3,097	4

Total	95,266	102,838	106,302	(10)

(1)	Excludes non-Group funds under trusteeship and custody. Includes $1.86 billion in relation to FirstChoice, of which $1 billion is invested in the funds management business.

Funds Management — Business Analysis (continued)

     The analysis of the movement of funds by product category is as follows:

					Other
	Opening				Movements	Closing
Funds Under Management	Balance			Investment	and	Balance
	30/06/02	Inflows	Outflows	Income	Transfers	31/12/02
Half year to December 2002	$M	$M	$M	$M	$M	$M

Retail	51,650	5,617	(5,613)	(1,426)	2,187	52,415
Wholesale	45,554	8,784	(14,793)	(1,724)	(214)	37,607
Cash management trusts	5,634	596	(1,091)	105	—	5,244

Total FUM	102,838	14,997	(21,497)	(3,045)	1,973	95,266

					Other
	Opening				Movements	Closing
Funds Under Management	Balance			Investment	and	Balance
	31/12/01	Inflows	Outflows	Income	Transfers	30/06/02
Half year to June 2002	$M	$M	$M	$M	$M	$M

Retail	52,358	8,934	(8,211)	(1,791)	360	51,650
Wholesale	47,611	6,875	(7,165)	(711)	(1,056)	45,554
Cash management trusts	6,333	2,273	(3,117)	116	29	5,634

Total FUM	106,302	18,082	(18,493)	(2,386)	(667)	102,838

					Other
	Opening				Movements	Closing
Funds Under Management	Balance			Investment	and	Balance
	30/06/01	Inflows	Outflows	Income	Transfers	31/12/01
Half year to December 2001	$M	$M	$M	$M	$M	$M

Retail	51,902	6,136	(4,196)	71	(1,555)	52,358
Wholesale	43,407	8,246	(5,016)	(846)	1,820	47,611
Cash management trusts	6,172	3,364	(3,347)	173	(29)	6,333

Total FUM	101,481	17,746	(12,559)	(602)	236	106,302

Performance Analysis

     Profit from ordinary activities after tax was $135 million for the period, a decline of $47 million or 26% from the prior comparative period.

     Funds management external operating income decreased by $13 million, or 2% from the prior comparative period. This reflects the decline in funds under management due to negative investment market returns and a reduction in the flow of funds under management as a result of the market downturn. The gross margin on funds under management has remained strong at 58 basis points, consistent with the prior comparative period.

     Shareholder investment returns of $5 million have decreased by $4 million on the prior comparative period.

     Expenses for the period were $400 million, a $27 million or 7% increase on the prior comparative period. In addition to underlying staff increases, the increased expenses include higher information technology expenses incurred in complying with FSR and Family Law changes, costs associated with merging the Commonwealth and First State Funds Management Businesses and costs associated with the launch of new products, including FirstChoice Corporate Super product. These costs were partly offset by lower commissions due to lower volumes during the period. Initiatives are underway to streamline systems and processes associated with these businesses to reduce future period costs.

     Funds under management have decreased by $11 billion from the prior comparative period. Included within this is a net inflow of $2.2 billion following the property trust merger, an outflow of $3.5 billion following the previous sale of the UK life business to Winterthur and $1.5 billion in relation to the sale by First State UK of its private client business. The underlying reduction of $8 billion in funds under management was due to a decline in wholesale funds under management and retail cash management trusts.

Australian Business

     Despite the weakness experienced throughout the industry the business continues to be well positioned in the funds management industry and has:

•	A strong position across all segments of the wealth management value chain

•	Significant scale, being the largest player in both the Australian retail and wholesale markets

•	Broad and diversified distribution, including strength in internal distribution (CBA owned financial planners) and external distribution (independent financial advisers), as well as being well represented on master trust lists and having a presence in the institutional market

•	A strong brand in both the investor and adviser market places through Colonial First State

•	Strengthened its position as a leading property fund manager with two listed trusts in the ASX top 100 leaders.

     However, the results for the current half-year have been disappointing, mainly due to equity markets where negative equity market returns have reduced assets under management, which together with reduced net funds flow have reduced fee revenue. The reduction in funds flow was caused by market and company specific issues, namely:

•	Cautious investor sentiment caused by the poor investment markets. Industry flows into the retail market were down 40% for the September 2002 quarter compared with the previous year. (Source: Plan for Life September 2002). This also resulted in a diversion of funds towards banking style retail products.

•	Weak relative performance in the last two years within Colonial First State Australian Equities (as “value” style managers have outperformed), together with the departure of a key fund manager in June

Funds Management — Business Analysis (continued)

2002 and resultant downgrading by some research houses.

     Offsetting these negative factors has been the highly successful launch of FirstChoice, the new Colonial First State master trust range. Since its launch in mid May, FirstChoice has attracted net flows of over $1.8 billion.

Property

     In September 2002, the respective unit holders approved the merger of Colonial First State Property Trust Group (CFT) with the Commonwealth Property Office Fund (CPA) and Gandel Retail Trust (GAN).

     The merger resulted in CPA and GAN creating two leading sector specific listed property trusts.

International Business

     The international managed funds operations are represented by the brand ‘First State Investments’ (‘First State’). First State has operations in the United Kingdom and Asia. First State UK has the responsibility for the management of all non-domestic assets.

     The decline in international equity markets combined with a withdrawal of $3.5 billion as a result of the terms of a sale and purchase agreement following the sale of Colonial Life UK in June 2000 impacted the performance of the international business.

     During the period First State UK sold its Edinburgh-based client business (‘Stewart Ivory Wealth Management’) to a division of the Royal Bank of Scotland (Adam & Company). This divestment was motivated by the desire to provide focus on the core skills and aims of the operation in pure funds management.

     In August 2002 First State UK acquired the interests of its North American distribution partner (David L. Babson) to provide it with full control in the marketing and distribution of First State’s international funds to North American institutional asset consultants and investors.

Key Initiatives

     The two main areas of focus over the period were the rollout of FirstChoice, continued work on integrating Commonwealth Investment Management and Colonial First State and identification of improvements in systems and processes associated with legacy systems impacting this business.

     In September 2002, FirstChoice Employer Super was launched. This is the fourth and final product, which completes the FirstChoice range.

     Further significant enhancements to FirstChoice will be launched in late February. Of note is the exclusive retail access to “452 Capital” Australian Share Fund with Peter Morgan as fund manager as announced in December 2002. Under the alliance, funds managed by “452 Capital” will be available exclusively through Colonial First State’s FirstChoice.

     In line with the strategy for Colonial First State to be the main wealth management brand going forward, the majority of the Commonwealth and Colonial branded products will be closed to new business from 31 March 2003.

Life Insurance — Business Analysis

     The life insurance business provides term insurance, disability insurance and annuities in Australia, Asia and New Zealand. The life insurance operations contributed a loss of $6 million to the result for the half year compared with a profit of $35 million in the prior comparative period. Operating margins in New Zealand increased by $6 million. The Asian result improved by $24 million over the prior comparative period. Operating margins in Australia declined by $31 million.

     After tax Investment earnings on shareholder funds declined by $40 million over the prior comparative period. This reduction includes $10 million on loss on sale of the Philippine life operations, combined with adverse movements in the equity markets.

     The following table sets out the life insurance income result for the half year ending 31 December 2002 together with comparatives.

	Half Year Ended

				31/12/02
Summary Financial Performance	31/12/02	30/06/02	31/12/01	vs 31/12/01
(excluding appraisal value (reduction)/uplift)	$M	$M	$M	%

Life insurance
Operating income	255	327	268	(5)
Shareholder investment returns	(10)	(4)	39	(Large)
Policyholder tax	(24)	17	12	(Large)

Total life insurance income	221	340	319	(31)
Operating expenses — external	251	255	256	2
Operating expenses — internal	5	7	6	17

(Loss)/profit from life insurance activities before tax	(35)	78	57	(161)
Income tax (credit)/expense attributable to:
Policyholder	(24)	17	12	(Large)
Corporate	(5)	30	10	(Large)

Net (loss)/profit after tax	(6)	31	35	(117)

     The table above details the operating income, operating expenses and tax expense from the life insurance businesses in accordance with Accounting Standard AASB 1038.

     It should be noted that income, operating expenses and tax expense included in the table above includes both policyholders’ and shareholders’ components.

     The inclusion of the policyholder tax within life insurance income causes fluctuations in the cost to income ratio and the effective tax rate between periods.

     The net profit after tax relates to shareholders. In order to gain a more informative understanding of the shareholder profit after tax, the sources of profit are analysed in the table below.

	Half Year Ended

				31/12/02
	31/12/02	30/06/02	31/12/01	vs 31/12/01
	$M	$M	$M	%

Sources of profit from life insurance activities
The Margin on Services profit from ordinary activities after income tax is represented by:
Planned profit margins	52	45	49	6
Experience variations	(46)	(5)	(38)	(21)
New business losses / reversal of capitalised losses	—	(6)	(4)	100

Operating margins	6	34	7	—
After tax shareholder investment returns	(12)	(3)	28	Large

Operating (loss)/profit after income tax	(6)	31	35	(117)

Life Insurance — Business Analysis (continued)

Underlying results of life insurance businesses by geographical region.

     The table below details the underlying results of the life insurance businesses by geographical region.

Underlying Profit after Tax

	Australia		New Zealand		Asia

	31/12/02	31/12/01	31/12/02	31/12/01	31/12/02	31/12/01
Half Year Ended	$M	$M	$M	$M	$M	$M

Operating margins	3	34	12	6	(9)	(33)
Investment earnings on assets in excess of policyholder liabilities	(7)	7	1	3	(6)	18

Operating profit after income tax	(4)	41	13	9	(15)	(15)

Performance Analysis

     Operating margins within Australia decreased by $31 million. This result was due to a significant write down of an individual asset in the annuity fund of $18 million. The prior comparative period included favourable claims experience, which has not been repeated in the current period. Claims in the current period are in line with expectations.

     Operating margins in New Zealand increased by $6 million. The prior period result was impacted by adverse experience variations, which increased the level of morbidity and disability claims. There have been minimal experience variations in the current half year.

     Operating margins in Asia have increased by $24 million compared with the prior comparative period. This improvement reflects improved policy persistency, improved margins in the Hong Kong operations and tighter expense control.

     Investment returns on shareholders’ funds of negative $12 million include the loss on sale of the Philippine life company of $10 million. Excluding this item, investment returns on shareholders’ funds have decreased by $31 million and reflect the downturn in global equity markets.

	Opening			Closing
	Balance			Balance
	30/06/02	Sales/New		31/12/02
Annual Premiums	$M	Business	Lapses	$M

Personal	582	71	(50)	603
Group	228	31	(9)	250

Total	810	102	(59)	853

     The level of inforce premium on the life insurance risk business increased by $43 million or 5% to $853 million in the current period. The majority of this growth came from term insurance business within the Australian business and was a result of strong sales performance through the Bank’s owned distribution network.

Summary of Funds Management and Life Insurance Valuations

     The following table sets out the components of the carrying values of the funds management and life insurance businesses. This is a Directors’ valuation, based on appraisal values using a consistent application of long-term assumptions, together with an assessment of the current market environment. The valuation has been reviewed by independent actuaries, Trowbridge Deloitte, who have assessed that the assumptions used in the Directors’ valuation are realistic and produce a value that is reasonable for the businesses.

     In determining the value of the funds management and life insurance businesses, the Directors have taken into account the increased volatility and uncertainty within world equity markets, together with lower industry funds flows. As a result, the Directors’ valuation of $8,358 million is $780 million lower than the mid point of the range of reasonable values assessed by Trowbridge Deloitte in their independent valuation of the businesses. This is consistent with the approach taken in June 2002, when the Directors’ value was $748 million less than the mid-point of reasonable values.

		Life Insurance
	Funds
	Management(1)	Australia(2)	New Zealand	Asia(3)	Total
As at 31 December 2002	$M	$M	$M	$M	$M

Shareholders net tangible assets	774	1,178	380	683	3,015
Value of inforce business	1,249	119	191	19	1,578

Embedded Values	2,023	1,297	571	702	4,593
Value of future new business	3,394	55	278	38	3,765

Carrying Values	5,417	1,352	849	740	8,358

Change in Carrying Values since 30 June 2002	(166)	(58)	61	(59)	(222)

		Life Insurance
Analysis of Movement Since	Funds
	Management	Australia	New Zealand	Asia	Total
30 June 2002	$M	$M	$M	$M	$M

Profits	135	(4)	13	(15)	129
Capital movements(4)	86	28	8	38	160
Dividends paid	(59)	(55)	—	—	(114)
Disposals / Acquisitions of business	(103)	—	—	(18)	(121)
FX Movements	13	—	25	(1)	37

Change in Shareholders NTA	72	(31)	46	4	91
Acquired excess	113	—	—	—	113
Net appraisal value uplift	(351)	(27)	15	(63)	(426)

Change in Carrying Values	(166)	(58)	61	(59)	(222)

(1)	“Funds Management” business was reported at 30/06/02 as “Funds Management” and “Life Insurance — Australia — Investment” business. These businesses have been combined.

(2)	“Life Insurance — Australia” business was reported at 30/06/02 as “Life Insurance — Australia — Risk” business.

(3)	The Asian Life businesses are not held in the market value environment and are carried at net assets plus an excess representing the difference between appraisal value and net assets at the time of acquisition. This excess, which effectively represents goodwill, is being amortised on a straight line basis over 20 years.

(4)	Includes capital injections and movements in intergroup loans.

Change in life insurance and funds management valuations

     The valuations adopted have resulted in a total valuation reduction of $222 million since 30 June 2002. The main components of the reduction comprise:

•	A $91 million change to net tangible assets as shown above.

•	Acquired excess of $113 million in relation to the merger of the Colonial First State Property Trust Group (CFT) with the Commonwealth Property Office Fund (CPA) and Gandel Retail Trust (GAN) (“the property trust merger”).

•	Appraisal value reduction of $426 million for the period ending 31 December 2002.

     Capital movements in the current period include an injection of equity into the Australian funds management business in relation to the property trust merger.

     Disposals and acquisitions reflect the sale of the Philippine life insurance business, sale of Colonial First State Private Client business in the UK and the property trust merger.

     The underlying appraisal value reduction of $426 million reflects

•	Continued uncertainty and low returns in world equity markets.

•	The performance of the business during the half year.

Operating Expenses

     The following table sets out the operating expenses for the half year ended 31 December 2002 together with comparatives.

	Half Year Ended

				31/12/02
	31/12/02	30/06/02	31/12/01	vs 31/12/01
	$M	$M	$M	%

Expenses — comparable businesses	2,627	2,607	2,594	1
Expenses — included for the first time	83	—	—	Large

Total Operating Expenses	2,710	2,607	2,594	4

	Half Year Ended

				31/12/02
	31/12/02	30/06/02	31/12/01	vs 31/12/01
	$M	$M	$M	%

Banking — comparable businesses	1,976	1,964	1,965	1
Banking — included for the first time	83			Large
Funds management	400	388	373	7
Life insurance	251	255	256	(2)

Total Operating Expenses	2,710	2,607	2,594	4

	Half Year Ended

	31/12/02	30/06/02	31/12/01	31/12/02
Cost to Income Ratio	%	%	%	vs 31/12/01

Banking	54.8	54.0	54.2	(1)
Funds management	78.6	70.0	61.6	(28)
Life insurance	115.8	77.1	82.1	(41)
Banking (underlying)	52.6	54.0	54.2	3
Funds management (underlying)	67.4	60.1	60.3	(12)
Life insurance (underlying)	77.5	64.5	76.0	(2)
Cost to average assets held and funds under management	1.63	1.63	1.64	1

Operating Expenses

     Total operating expenses were $2,710 million for the half-year, an increase of $116 million, or 4% over the prior comparative period. Expenses of $83 million associated with implementation of the strategic initiatives of the Bank and additional share based compensation following changes to remuneration structures and the Bank’s policy have been included for the first time. Operating expenses for comparable businesses were $2,627 million, a marginal increase of $33 million, or 1% over the prior comparative period. This result reflects a reduction in the life insurance expenses offset by increases in the banking and funds management businesses.

     This movement includes a 4% wage increase as a result of the finalisation of the enterprise bargaining agreement combined with volume based and productivity changes within the businesses. Further detail of costs within each of the businesses are outlined below.

Banking

     Costs from comparable businesses increased by $11 million, or 1%. Expenses reflect $25 million of benefits associated with strategic initiatives. Other increases are primarily due to increased volumes across the following areas:

•	Gross housing balance growth was 16% in the current period compared with 12% in the prior comparative period, an increase of 33%.

•	Credit card spend increased by 20% over the prior comparative period, this growth results in increased processing and loyalty costs.

•	Increase of 18% in the number of retail customer accounts in savings products.

Other non-volume related increases include:

•	Increased costs associated with the transaction account fee changes as part of the Bank’s commitment to providing a more transparent product for customers.

     The impact of the wage increases combined with the above volume increases were partly offset by productivity efficiencies as evidenced through the reduction in the cost to income ratio.

Funds Management

     Costs increased by $27 million or 7% on the prior comparative period primarily due to:

•	Costs associated with product innovation initiatives including the launch of the FirstChoice corporate product.

•	Compliance costs associated with implementation of the Financial Services Reform Act and Family Law changes.

     Increased volumes of wholesale redemptions offset reductions in retail commission expenses.

Life Insurance

     Life insurance costs decreased by $5 million, or 2%. Expense synergies in New Zealand and Asia partly offset increased volumes across all markets.

Cost to Income Ratios

     The banking cost to income ratio on underlying businesses was 52.6% for the half year ending 31 December 2002, compared with 54.2% in the prior comparative period. This reflects the benefits of strategic initiatives and strong volume growth which produced favourable cost economies, partly offset by a general increase in staff costs.

Operating Expenses (continued)

     The funds management cost to income ratio on an underlying basis was 67.4%, an increase of seven percentage points on the prior half year. This reflects a decline in income combined with an increase in costs. Income was negatively impacted in the current year by the decline in investment market performance combined with net outflows and increased costs associated with the launch of new products and regulatory compliance.

     The life insurance cost to income ratio on a normalized basis was 77.5% an increase of one and a half percentage points on the prior comparative period. This primarily reflects the one off income item in the Australian business as outlined in the life insurance business analysis.

OPERATING EXPENSES

	Half Year Ended

				31/12/02
	31/12/02	30/06/02	31/12/01	vs 31/12/01
	$M	$M	$M	%

Expenses by category as follows:
Staff	1,236	1,138	1,189	4
Share based compensation	59	37	26	127
Occupancy and equipment	301	308	270	12
Information technology services	430	411	427	1
Other expenses	684	713	682	0

Total Operating Expenses	2,710	2,607	2,594	4

Staff Numbers

     The table below details the Bank’s staff numbers as at 31 December 2002.

Staff Numbers as at	31/12/02	30/06/02	31/12/01

Full time staff equivalent	33,795	34,498	34,265

Australia	28,023	28,742	28,513
New Zealand	3,953	3,932	3,958
Other Overseas	1,819	1,824	1,794

	33,795	34,498	34,265

     The decline in full time staff equivalent numbers of 703 from 34,498 at 30 June 2002 to 33,795 in the current period represents a reduction in staff numbers within retail banking of 1,000 as a result of strategic initiatives, partly offset by an increase in positions in Premium Financial Services as outlined in the June 2002 profit announcement.

	Half Year Ended

				31/12/02
	31/12/02	30/06/02	31/12/01	vs 31/12/01
Income Tax Expense	$M	$M	$M	%

Banking	471	420	396	19
Funds management — corporate	37	58	38	(3)
Life Insurance — corporate	(5)	30	10	Large

Corporate tax	503	508	444	13
Policyholder	(90)	(61)	25	Large

Total Income Tax Expense	413	447	469	(12)

Effective tax rate
Group — corporate	29%	28%	27%
Banking — corporate	30%	28%	29%
Funds management — corporate	21%	24%	17%
Life Insurance — corporate	46%	49%	22%

     Income tax expense has decreased 12% from $469 million for 31 December 2001 to $413 million for 31 December 2002. The tax expense consists of corporate tax of $503 million (half year to 31 December 2001 $444 million) and policyholder tax credit of $90 million (half year to 31 December 2001 $25 million expense).

     The banking effective tax rate has increased by 1% over the prior comparative period. This primarily reflects the utilisation of capital losses on the sale of a strategic investment in the prior comparative period.

     The funds management effective tax rate has increased from 17% at 31 December 2001 to 21% in the period ending 31 December 2002. The low effective tax rate in this business is due to transitional relief on funds management within the life legal entities.

Other Items

Strategic Initiatives

     As outlined in the June 2002 profit announcement the Bank is implementing a number of significant strategic initiatives aimed at further improving the Bank’s productivity and service levels. At 30 June 2002 the planned net cost of implementing strategic initiatives was $120 million after tax, $165 million pre tax. The four key initiatives outlined were:

•	Re-organisation within the retail banking operations aimed at eliminating duplication, inefficiencies and some back office processing.

•	Empowering front line retail sales staff with better information, tools and decision-making capabilities to better meet customer needs.

•	A redesign of system and relationship management processes in the small to medium sized business segments.

•	Simplification and consolidation of legacy systems and processes within the Investment and Insurance business.

     In the current reporting period the net expenditure on these initiatives has been $30 million pre tax, with full year net costs now expected to be $143 million pre tax.

     The table below sets out the pre tax costs and benefits together with annualised benefits expected from implementation of these initiatives.

				Annualised
	Costs	Benefits	Net cost	benefits
	$m	$m	$m	$m

Half year to 31 December 2002	56	26	30	52
Full Year to 30 June 2003	227	84	143	159

     Expenditure of $56 million in the current half year primarily related to the re-organisation within the retail banking operations.

     This initiative resulted in a reduction in staff numbers of almost 1,000. It is expected that the total reduction in staff numbers will be 1,600 for the full financial year partly offset by an increase of 500 positions, principally in providing customer service as outlined in the June 2002 profit announcement

     The full year annualised benefits of $159 million comprise $133 million in cost savings and $26 million in revenue growth.

Dividends

     Dividends will be based on Cash Earnings Per Share, having regard to the following:

•	Rate of business growth;

•	Capital adequacy;

•	Investment requirements;

•	The cyclical nature of life insurance investment returns and expectations of long term investment returns; and

•	A range of other factors

     Subject to these factors, the Bank will continue to maintain a high payout ratio relative to its peers. The dividend payout ratio for the half year was 72.7% on a cash basis, compared with the prior half year payout of 72.6%.

Capital Management

     The Bank maintains a strong capital position. This is recognised in its credit ratings.

	Long-term	Short-term	Affirmed

Fitch Ratings	AA	F1+	January 02
Moody’s Investor Services	Aa3	P-1	October 01
Standard and Poor’s	AA-	A-1+	December 02

Risk Weighted Capital Ratios

	31/12/02	30/06/02	31/12/01
	%	%	%

Tier 1 Capital	7.06	6.78	6.75
Total Capital	9.81	9.80	9.31

     The increase in the ratios from 30 June 2002 can be attributed to:

•	An increase in tier 1 capital of $587 million principally due to an increase in retained earnings and the issue of NZD200 million (AUD181 million) of preference shares by ASB Bank (included in outside equity interest on the balance sheet).

•	A decrease in tier 2 capital is mainly due to a reduction in lower tier 2 note and bond issues resulting from changes in foreign exchange rates. (Whilst these notes are hedged, the unhedged value is included in the calculation of regulatory capital).

•	An increase in risk weighted assets from $141 billion to $144 billion. Housing loans secured by residential mortgages, which attract a concessionary risk weighting of 50%, increased by $7.7 billion.

     As required by APRA, the investment in life insurance and funds management is deducted from regulatory capital to arrive at the ratios shown above. This treatment does not recognise the surplus capital held in the life insurance and funds management businesses, nor does it give credit for the risk diversification benefits provided by these businesses.

     The Bank intends to purchase on-market the shares needed to satisfy shareholder participation in the DRP in respect of the interim dividend for 2002/03 payable in March 2003.

Withdrawal of Terrorism Insurance Cover

     The Federal Government introduced the Terrorism Insurance Bill 2002 into the House of Representatives on 12 December 2002.

     The Bill provides the framework for a scheme to provide terrorism insurance cover for commercial property and infrastructure located in Australia. It will cover loss or damage to the property and cover for public liability claims associated with the property except in the event of a nuclear occurrence.

     The Bill, subject to approval, will commence to provide cover from 30 June 2003.

     For the period until 30 June 2003, the Bank purchased from the insurance market a limited amount of property damage terrorism insurance cover. The limit is shared across the Bank’s owned real estate and managed fund real estate. Until the commencement of the Government scheme, exposure remains for losses due to terrorist events for property damage in excess of the insurance cover purchased and associated public liability claims.

Commonwealth Bank Foundation

     On 31 December 2002, under the Trust Deed of the Colonial Foundation Trust, the Bank became entitled to half of the assets of the Transitional Fund of the Colonial Foundation Trust. This has been recognised in the balance sheet as an investment with Colonial Foundation Trust of $87 million, with goodwill paid on the Colonial merger being reduced by $71 million after taking into account the establishment of a taxation provision of $16 million. There is no effect on profit for the half year.

     As previously announced the Board has decided to use the net redemption proceeds of this investment to establish a fund with the principal purpose of encouraging development in education, including the development of financial skills for young Australians. This fund will be known as the Commonwealth Bank Foundation.

Directors’ Report

     The Directors submit their report for the half year ended 31 December 2002.

Directors

     The names of the Directors holding office during the half year ended 31 December 2002 and until the date of this report were:

J T Ralph AC	Chairman
J M Schubert	Deputy Chairman
D V Murray	Chief Executive Officer
N R Adler AO	Director
R J Clairs AO	Director
A B Daniels OAM	Director
C R Galbraith	Director
W G Kent AO	Director
F D Ryan	Director
F J Swan	Director
B K Ward	Director

Review and Results of Operations

     Commonwealth Bank recorded a net profit after tax of $622 million for the half year ended 31 December 2002, compared with $1,204 million for the half year ended 31 December 2001, a decrease of 48%. The decrease was principally due to the appraisal value reduction in respect of the life insurance and funds management businesses.

     The reported net profit from Banking of $1,079 million (2001: $975 million) reflects strong growth in interest earnings based on lending asset growth, primarily housing, growth in other banking income, from changes in fee structures and a reduction in bad debt expense mainly due to the small number of corporate exposures that became impaired.

     The net profit from funds management of $135 million (2001: $182 million) reflects the decline in world equity markets leading to reduced levels of funds under management and reduced earnings on shareholder funds.

     Life insurance reported a net loss of $6 million (2001: $35 million profit) reflecting a write down of an individual asset combined with a slight increase in claims experience.

     The funds management and life insurance businesses are recorded at a value of $8,358 million (funds management $5,417 million, life insurance $2,941 million). For the half year ended 31 December 2002, there was a $222 million decrease in value, represented by a $426 million appraisal value reduction offset by $204 million in net asset movements.

Signed in accordance with a resolution of the Directors.

J T Ralph AC Chairman	D V Murray Chief Executive Officer

12 February 2003

Consolidated Statement of Financial Performance

For the half year ended 31 December 2002

		31/12/02	30/06/02	31/12/01
	Note	$M	$M	$M

Interest income		5,668	5,086	5,369
Interest expense		3,214	2,725	3,020

Net interest income		2,454	2,361	2,349
Other income:
Revenue from sale of assets		67	496	222
Written down value of assets sold		(63)	(482)	(146)
Other		1,302	1,260	1,202

Net banking operating income		3,760	3,635	3,627
Funds management income including premiums		512	543	540
Investment revenue		(268)	(491)	98
Claims and policyholder liability expense		260	495	(38)

Net funds management operating income		504	547	600
Premiums and related revenue		426	410	456
Investment revenue		114	138	155
Claims and policyholder liability expense		(319)	(208)	(292)

Life insurance margin on services operating income		221	340	319
Net funds management and life insurance operating income before appraisal value (reduction)/uplift		725	887	919

Total net operating income before appraisal value (reduction)/uplift		4,485	4,522	4,546
Charge for bad and doubtful debts		151	159	290
Operating expenses:
Staff expenses	3	1,236	1,138	1,189
Share based compensation	1,3	59	37	26
Occupancy and equipment expenses	3	301	308	270
Information technology services	3	430	411	427
Other expenses	3	684	713	682

		2,710	2,607	2,594

Appraisal value (reduction)/uplift		(426)	303	174
Goodwill amortisation		(160)	(161)	(162)

Profit from ordinary activities before income tax		1,038	1,898	1,674
Income tax expense	4	413	447	469

Profit from ordinary activities after income tax		625	1,451	1,205
Outside equity interests in net profit		(3)	—	(1)

Net profit attributable to shareholders of the Bank		622	1,451	1,204

Foreign currency translation adjustment		156	(106)	(40)
Revaluation of properties		—	(1)	—

Total valuation adjustments		156	(107)	(40)

Increase in retained profits on adoption of revised accounting standard AASB 1044: Provisions, Contingent Liabilities and Contingent Assets	1	1,027	—	—

Total changes in equity other than those resulting from transactions with owners as owners		1,805	1,344	1,164

	Cents per share

Earnings per share based on net profit distributable to shareholders of the Bank
Basic		48.2	114.5	95.0
Fully diluted		48.2	114.3	94.9
Dividends per share for the period attributable to shareholders of the Bank:
Ordinary shares		69	82	68
Preference shares (issued 6 April 2001)		519	468	502
Net profit comprises:
Underlying Profit		1,267	1,309	1,232
Less Restructuring expenses (net of tax)		(40)	—	—
Less Employee compensation adjustments (net of tax)		(19)	—	—
Less Appraisal value (reduction)/uplift		(426)	303	134
Less Goodwill amortisation		(160)	(161)	(162

Net profit		622	1,451	1,204

Consolidated Statement of Financial Position

As at 31 December 2002

		31/12/02	30/06/02	31/12/01
	Note	$M	$M	$M

Assets
Cash and liquid assets		5,015	6,044	5,865
Receivables due from other financial institutions		6,735	7,728	4,628
Trading securities		13,462	8,389	7,080
Investment securities		12,591	10,766	11,179
Loans, advances and other receivables	5	154,663	147,074	141,777
Bank acceptances of customers		12,831	12,517	11,865
Life insurance investment assets		28,847	30,109	31,269
Deposits with regulatory authorities		21	89	273
Property, plant and equipment		832	862	879
Investment in associates		323	313	335
Intangible assets		5,161	5,391	5,554
Other assets		21,536	20,366	18,949

Total Assets		262,017	249,648	239,653

Liabilities
Deposits and other public borrowings	7	139,348	132,800	126,194
Payables due to other financial institutions		8,458	7,864	7,267
Bank acceptances		12,831	12,517	11,865
Provision for dividend	1	13	1,040	864
Income tax liability		774	1,276	1,448
Other provisions		745	834	981
Life insurance policyholder liabilities		24,762	25,917	27,012
Debt issues		29,025	23,575	24,751
Bills payable and other liabilities		18,166	17,342	13,181

		234,122	223,165	213,563

Loan capital		5,449	5,427	5,686

Total Liabilities		239,571	228,592	219,249

Net Assets		22,446	21,056	20,404

Shareholders’ Equity
Share capital
Ordinary share capital		12,678	12,665	12,661
Preference share capital		687	687	687
Reserves		4,014	4,226	4,131
Retained profits		2,424	1,452	1,246

Shareholders’ equity attributable to shareholders of the Bank		19,803	19,030	18,725

Outside equity interests:
Controlled entities		300	9	(3)
Life insurance statutory funds and other funds		2,343	2,017	1,682

Total outside equity interests		2,643	2,026	1,679

Total Shareholders’ Equity		22,446	21,056	20,404

Consolidated Statement of Cash Flows

For the half year ended 31 December 2002

			31/12/02	30/06/02	31/12/01
	Note		$M	$M	$M

Cash Flows From Operating Activities
Interest received			5,510	5,249	5,434
Dividends received			3	3	2
Interest paid			(3,071)	(2,877)	(2,928)
Other operating income received			1,941	2,182	1,524
Expenses paid			(2,728)	(2,570)	(2,796)
Income taxes paid			(965)	(584)	(342)
Net decrease (increase) in trading securities			(5,277)	(1,016)	(143)
Life insurance:
Investment income			215	530	340
Premiums received(1)			2,411	2,815	2,874
Policy payments(1)			(3,012)	(3,089)	(2,615)

Net Cash provided by Operating Activities	9	(a)	(4,973)	643	1,350

Cash Flows from Investing Activities
Payments for acquisition of entities			(114)	(105)	—
Proceeds from disposal of entities			33	314	48
Net movement in investment securities:
Purchases			(13,361)	(9,874)	(13,614)
Proceeds from sale			24	161	134
Proceeds at or close to maturity			11,505	9,909	12,283
Withdrawal (lodgement) of deposits with regulatory authorities			68	184	(212)
Net (increase) in loans, advances and other receivables			(7,740)	(5,694)	(6,008)
Proceeds from sale of property, plant and equipment			43	31	78
Purchase of property, plant and equipment			(68)	(82)	(82)
Net decrease (increase) in receivables due from other financial institutions not at call			63	(1,374)	519
Net decrease (increase) in securities purchased under agreements to resell			1,555	(508)	(868)
Net (increase) decrease in other assets			(1,030)	295	(536)
Life insurance:
Purchases of investment securities			(5,790)	(7,769)	(6,157)
Proceeds from sale/maturity of investment securities			7,004	8,604	6,014

Net Cash used in Investing Activities			(7,808)	(5,908)	(8,401)

Cash Flows from Financing Activities
Proceeds from issue of shares (net of costs)			13	5	34
Proceeds from issue of preference shares to outside equity interests			182	—	—
Net increase (decrease) in deposits and other borrowings			6,015	7,749	7,386
Net movement in debt issues			5,435	(1,469)	502
Dividends paid (including DRP buy back of shares)			(1,045)	(880)	(781)
Net movements in other liabilities			672	1,890	(81)
Net increase (decrease) in payables due to other financial institutions not at call			926	1,098	(887)
Net increase (decrease) in securities sold under agreements to repurchase			532	(1,143)	1,453
Other			(22)	(87)	(13)

Net Cash provided by Financing Activities			12,708	7,163	7,613

Net (decrease) increase in Cash and Cash Equivalents			(73)	1,898	562
Cash and Cash Equivalents at beginning of period			2,498	600	38

Cash and Cash Equivalents at end of period	9	(b)	2,425	2,498	600

     It should be noted that the Bank does not use this accounting Statement of Cash Flows in the internal management of its liquidity positions.

(1)	These are gross premiums and policy payments before splitting between policyholders and shareholders.

Notes to the financial statements

Note 1 Accounting Policies

     The half year report should be read in conjunction with the annual consolidated financial statements of Commonwealth Bank of Australia (the Bank) as at 30 June 2002 and with any public announcements made by the Bank and its controlled entities during the half year ended 31 December 2002 in accordance with the continuous disclosure obligations under the Corporations Act 2001.

     These half year consolidated financial statements are a general purpose financial report made out in accordance with the Corporations Act 2001, applicable Accounting Standards including AASB 1029: Interim Financial Reporting, Urgent Issues Group Consensus Views and other mandatory reporting requirements so far as the requirements are considered appropriate to a banking corporation. This half year report does not include all notes of the type normally included in the annual financial report.

     The accounting policies followed in this half year report are the same as those applied in the 30 June 2002 annual financial report, except as noted below. This half year report has been prepared in accordance with the historical cost convention and, except for AASB 1038: Life Insurance Business requirements and Directors’ valuations of property holdings, does not reflect current valuations of non monetary assets. Trading securities and traded derivative financial instruments are brought to account at net fair value.

     In accordance with the Australian Securities and Investments Commission Class Order No. 98/100 dated 10 July 1998, amounts in these financial statements have been rounded to the nearest million dollars unless otherwise stated.

     For the purposes of preparing the half year financial statements, the half year has been treated as a discrete reporting period.

Note 2 Revenue from Ordinary Activities

Change in accounting policies

     The consolidated entity has adopted the new Accounting Standard AASB 1044: Provisions, Contingent Liabilities and Contingent Assets, which has resulted in a change in the accounting for dividend provisions. Previously, the consolidated entity recognised a provision for dividend based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new standard, a provision for dividend will only be recognised at the reporting date where the dividends are declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of the half-year by $1,027 million. In accordance with the new Standard, no provision for dividend has been recognised for the half-year ended 31 December 2002. The change in accounting policy has had no effect on basic and fully diluted earnings per share.

Share Based Compensation

     In August 2002 the Bank announced that it will purchase shares to cover the Employee Share Acquisition Plan (ESAP) and include the full cost as an expense against profits. ESAP shares earned in respect of the 2002 financial year had not been awarded at the time of the announcement, and as such the cost of $25 million is a one off expense in the current half year. Similarly, the Executive Reward Plan has been restructured effective from 1 July 2002, whereby incentives allocated will be in the form of Reward shares and not options. This resulted in an increased expense for the period of $2 million. Other share based compensation expense for the half year was $32 million. This was incurred and charged against profit on a consistent basis with prior periods.

	Half Year Ended

	31/12/02	30/06/02	31/12/01
	$M	$M	$M

Revenue from Ordinary Activities
Banking
Interest income	5,668	5,086	5,369
Fee and commissions	1,016	961	899
Trading income	226	238	251
Dividends	3	3	2
Sale of property, plant and equipment	43	31	78
Sale of investment securities	24	465	144
Other	57	58	50

	7,037	6,842	6,793

Funds Management and Life Insurance
Life insurance premium and related revenue	426	410	456
Investment revenue	(154)	(353)	253
Funds management income including premiums	512	543	540

	784	600	1,249
Appraisal value uplift(1)	—	303	174

Total revenue from ordinary activities	7,821	7,745	8,216

(1)	Appraisal value reduction of $426 million for the half year ended 31 December 2002.

Notes to the financial statements

Note 3 Expenses

		Half Year Ended

Expenses	Note	31/12/02	30/06/02	31/12/01

Staff Expenses
Salaries and wages		1,050	1,011	1,005
Superannuation contributions		5	6	5
Provision for long service leave		7	10	26
Provisions for other employee entitlements		(3)	(3)	11
Payroll tax		50	43	49
Fringe benefits tax		14	7	25
Other staff expenses		57	64	68

Recurrent Expenses		1,180	1,138	1,189

Restructuring		56	—	—

Total Staff Expenses (excluding share based compensation)		1,236	1,138	1,189

Share Based Compensation	1	59	37	26

Occupancy and Equipment Expenses
Operating lease rentals		175	169	155
Depreciation
Buildings		13	13	13
Leasehold improvements		23	26	21
Equipment		25	29	26
Repairs and maintenance		27	29	27
Other		38	42	28

Total Occupancy and Equipment Expenses		301	308	270

Information Technology Services
Projects and development		140	104	129
Data processing		132	145	130
Desktop		76	76	79
Communications		82	86	89

Total Information Technology Services		430	411	427

Other Expenses
Postage		54	58	53
Stationery		66	53	51
Fees and commissions		282	312	297
Advertising and marketing		148	136	120
Other		134	154	161

Total Other Expenses		684	713	682

Total Operating Expenses		2,710	2,607	2,594

Some prior period comparatives have been amended to reflect current classification of expenses.

Notes to the financial statements

Note 4 Income Tax Expense

     Income tax expense shown in the financial statements differs form the prima facie tax charge calculated at current taxation rates on net profit.

	Half Year Ended

	31/12/02	30/06/02	31/12/01
Profit from ordinary activities before income tax	$M	$M	$M

Banking	1,550	1,512	1,372
Funds management	109	166	233
Life insurance	(35)	78	57
Appraisal value (reduction)/uplift	(426)	303	174
Goodwill amortisation	(160)	(161)	(162)

	1,038	1,898	1,674

Prima facie income tax at 30%
Banking	465	454	412
Funds management	33	50	38
Life insurance	(11)	23	49
Appraisal value (reduction)/uplift	(128)	91	52
Goodwill amortisation	(48)	(48)	(49)

	311	570	502

Add (or deduct) permanent differences expressed on a tax effect basis
Current period
Specific provisions for offshore bad and doubtful debts not tax effected	(2)	(20)	17
Taxation rebates (net of accruals)	(5)	(14)	(10)
Tax adjustment referable to policyholder income	(63)	(42)	17
Non-assessable income — life insurance surplus	(20)	(21)	(25)
Change in excess of net market value over net assets of life insurance controlled entities	128	(91)	(52)
Non-deductible goodwill amortisation	48	48	49
Tax losses recognised	(6)	(10)	(25)
Employee share acquisition plan	—	—	(8)
Other items	28	40	(2)

	108	(110)	(39)
Prior Periods
Other	(6)	(13)	6

Total income tax expense	413	447	469

Income tax attributable to profit from ordinary activities
Banking	471	420	396
Funds management	37	58	38
Life insurance	(5)	30	10

Corporate tax	503	508	444
Policyholder tax	(90)	(61)	25

Total Income Tax Expense	413	447	469

Notes to the financial statements

Note 5 Loans, Advances and Other Receivables

	31/12/02	30/06/02	31/12/01
	$M	$M	$M

Australia
Overdrafts	2,034	2,513	2,145
Housing loans	81,713	75,394	70,678
Credit card outstandings	4,992	4,552	4,292
Lease financing	3,932	4,094	4,292
Bills discounted	2,431	1,753	1,829
Term loans	37,519	38,544	39,204
Equity participation in leveraged leases	1,259	1,331	1,374
Other lending	637	968	1,230

Total Australia	134,517	129,149	125,044

Overseas
Overdrafts	2,387	1,691	1,407
Housing loans	11,832	10,444	9,067
Credit card outstandings	323	274	264
Lease financing	238	256	279
Term loans	7,744	7,494	8,276
Redeemable preference share financing	585	695	445
Other lending	56	43	47

Total Overseas	23,165	20,897	19,785

Gross Loans, Advances and Other Receivables	157,682	150,046	144,829

Less:
Provisions for impairment
General provision	(1,327)	(1,356)	(1,334)
Specific provision against loans and advances	(263)	(270)	(308)
Unearned income
Term loans	(628)	(631)	(635)
Lease financing	(542)	(426)	(466)
Leveraged leases	(146)	(162)	(160)
Interest reserved	(56)	(59)	(64)
Unearned tax remissions on leveraged leases	(57)	(68)	(85)

	(3,019)	(2,972)	(3,052)

Net Loans, Advances and Other Receivables	154,663	147,074	141,777

Note 6 Asset Quality

	31/12/02	30/06/02	31/12/01
Balances of Impaired Assets	$M	$M	$M

Total Impaired Assets
Gross non-accruals	919	943	1,045
Gross restructured	—	—	1
Other assets acquired through security enforcement	—	—	1

Total Gross impaired assets	919	943	1,047
Less Interest reserved	(56)	(59)	(64)

Subtotal	863	884	983
Less Specific provisions for impairment	(264)	(270)	(309)

Total Net Impaired assets	599	614	674

Net Impaired Assets by Geographical Segments
Australia	499	457	566
Overseas	100	157	108

Total	599	614	674

Notes to the financial statements

	Half Year Ended

	31/12/02	30/06/02	31/12/01
Provisions for Impairment	$M	$M	$M

General Provisions
Opening balance	1,356	1,334	1,399
Charge against profit and loss	151	159	290
Transfer to specific provisions	(190)	(139)	(356)
Bad debts recovered	33	28	28
Adjustments for exchange rate fluctuations and other items	—	1	—

	1,350	1,383	1,361
Bad debts written off	(23)	(27)	(27)

Closing balance	1,327	1,356	1,334

Specific Provisions
Opening balance	270	309	234
Transfer from general provision for:
New and increased provisioning	205	163	383
Less write-back of provisions no longer required	(15)	(24)	(27)

Net transfer	190	139	356
Adjustments for exchange rate fluctuations and other items	—	(10)	(1)

	460	438	589
Bad debts written off	(196)	(168)	(280)

Closing balance	264	270	309

Total Provisions for Impairment	1,591	1,626	1,643

Specific provisions for impairment comprise the following segments:
Provisions against loans and advances	263	270	308
Provisions for diminution	1	—	1

Total	264	270	309

Provision Ratios	%	%	%

Specific provisions for impairment as % of gross impaired assets net of interest reserved	30.56	30.54	31.43
Total provisions for impairment as % of gross impaired assets net of interest reserved	184.1	183.9	167.1
General provisions as % of risk weighted assets	0.92	0.96	0.96
Impaired Asset Ratios
Gross impaired assets net of interest reserved as % of risk weighted assets	0.60	0.63	0.71
Net impaired assets as % of:
Risk weighted assets	0.42	0.44	0.49
Total shareholders’ equity	2.67	2.92	3.30

Accounting Policy

     Provisions for impairment are maintained at an amount adequate to cover anticipated credit related losses. Specific provisions are established where full recovery of principal is considered doubtful. Specific provisions are made against:

•	Individual facilities in the credit risk rated managed segment where exposure aggregates to $250,000 or more.

•	Each statistically managed portfolio to cover facilities that are not well secured and past due 180 days or more.

•	Credit risk rated managed segment for exposures aggregating less than $250,000 and 90 days past due or more and;

•	Emerging credit risks identified in specific segments in the credit risk rated managed portfolio.

Provisions against segments are determined primarily by reference to historical ratios of write offs to balances in default.

     General provisions for bad and doubtful debts are maintained to cover non identified probable losses and latent risks inherent in the overall portfolio of advances and other credit transactions. The provisions are determined having regard to the general risk profile of the credit portfolio, historical loss experience, economic conditions and a range of other criteria.

     The amounts required to bring the provisions for impairment to their assessed levels are charged to profit. Provisions for impairment and movements therein are set out above.

Income Received and Forgone on Impaired Assets

     Interest is only taken to profit on non-accrual loans when received in cash. Interest entitlement on non-accrual loans that is not received represents income forgone.

Notes to the financial statements

	Half Year Ended

	31/12/02	30/06/02	31/12/01
	$M	$M	$M

Impaired Assets
Income received
Current period	6	11	5
Prior period	7	8	6

Total income received	13	19	11

Income forgone	15	13	15
Movement in Impaired Asset Balances
Gross impaired assets at period beginning	943	1,047	717
New and increased	354	265	804
Balances written off	(213)	(184)	(297)
Returned to performing or repaid	(165)	(185)	(177)

Gross impaired assets at period end	919	943	1,047

	31/12/02	30/06/02	31/12/01
Loans Accruing But Past 90 Days or More	$M	$M	$M

Housing loans	136	176	168
Other loans	75	73	79

Total	211	249	247

Note 7 Deposits and Other Public Borrowing

	31/12/02	30/06/02	31/12/01
	$M	$M	$M

Australia
Certificates of deposit	13,535	15,832	12,589
Term deposits	31,382	28,991	28,136
On demand and short term deposits	66,772	63,844	60,818
Deposits not bearing interest	5,267	6,072	5,409
Securities sold under agreements to repurchase	689	753	1,855
Other	—	4	7

Total Australia	117,645	115,496	108,814

Overseas
Certificates of deposit	3,607	2,258	3,462
Term deposits	10,725	9,035	8,547
On demand and short term deposits	5,822	5,185	4,572
Deposits not bearing interest	935	806	740
Agreements to repurchase	614	20	59

Total Overseas	21,703	17,304	17,380

Total Deposits and Other Public Borrowings	139,348	132,800	126,194

Notes to the financial statements

Note 8 Financial Reporting by Segments

     This note sets out segment reporting in accordance with statutory reporting requirements. Refer to the business analysis at the front of this report for detailed profit and loss accounts by segment.

     A part of the business previously reported under the Life Insurance segment namely Commonwealth & Colonial Products and part of the ASB business, is now reported under the funds management segment. Management believes that this classification more appropriately represents the industry segments in which the Commonwealth Bank operates. Prior period numbers have been reclassified accordingly.

	Half Year Ended 31 December 2002

Primary Segment		Life	Funds
Business Segments	Banking	Insurance	Management	Total
Financial Performance	$M	$M	$M	$M

Interest income	5,668	—	—	5,668
Premium and related revenue	—	426	—	426
Other income	1,369	114	244	1,727

Total Revenue	7,037	540	244	7,821

Interest Expense	3,214	—	—	3,214
Segment result before tax, goodwill amortisation and appraisal value (reduction)/uplift	1,550	(35)	109	1,624
Income tax (expense)/credit	(471)	29	29	(413)

Segment result after tax and before goodwill amortisation and appraisal value (reduction)/uplift	1,079	(6)	138	1,211
Outside equity interest	—	—	(3)	(3)

Segment result after tax and outside equity interest before goodwill amortisation and appraisal value (reduction)/uplift	1,079	(6)	135	1,208
Goodwill amortisation	—	—	—	(160)
Appraisal value (reduction)/uplift	—	—	—	(426)

Net profit attributable to shareholders of the Bank	1,079	(6)	135	622

Non-Cash Expenses
Goodwill amortisation	—	—	—	(160)
Appraisal value reduction	—	—	—	(426)
Charge for bad and doubtful debts	(151)	—	—	(151)
Depreciation	(49)	(7)	(4)	(60)
Other	(3)	0	(1)	(4)
Financial Position
Total Assets	226,728	16,771	18,518	262,017
Acquisition of Property, Plant & Equipment, Intangibles and Other Non-current Assets	40	—	142	182
Associate Investments	229	58	36	323
Total Liabilities	212,781	9,267	17,523	239,571

(1)	Appraisal value reduction of $426 million for the half year ended 31 December 2002.

Notes to the financial statements

Note 8 Financial Reporting by Segments (continued)

	Half Year Ended 31 December 2001

		Life	Funds
	Banking	Insurance	Management	Total
Financial Performance	$M	$M	$M	$M

Interest income	5,369	—	—	5,369
Premium and related revenue	—	456	—	456
Other income	1,424	155	638	2,217
Appraisal value uplift	—	—	—	174

Total Revenue	6,793	611	638	8,216

Interest Expense	3,020	—	—	3,020
Segment Result before tax, goodwill amortisation and appraisal value uplift	1,372	57	233	1,662
Income tax (expense)	(396)	(22)	(51)	(469)

Segment result after income tax and before goodwill amortisation and appraisal value uplift	976	35	182	1,193
Outside equity interest	(1)	—	—	(1)

Segment result after tax and outside equity interest before goodwill amortisation and appraisal value uplift	975	35	182	1,192
Goodwill amortisation				(162)
Appraisal value uplift				174

Net profit attributable to shareholders of the Bank	975	35	182	1,204

Non-Cash Expenses
Goodwill amortisation	—	—	—	(162)
Charge for bad and doubtful debts	(290)	—	—	(290)
Depreciation	(53)	(4)	(3)	(60)
Other	(36)	(1)	(1)	(38)
Financial Position
Total Assets	200,573	18,249	20,831	239,653
Acquisition of Property, Plant & Equipment, Intangibles and Other Non-current Assets	79	3	—	82
Associate Investments	240	59	36	335
Total Liabilities	190,083	10,089	19,077	219,249

	31/12/02		31/12/01
Financial Reporting by Segments	$M	%	$M	%

GEOGRAPHICAL SEGMENTS
Revenue(1)
Australia	6,490	82.9	6,954	84.6
New Zealand	894	11.5	752	9.2
Other Countries(2)	437	5.6	510	6.2

	7,821	100.0	8,216	100.0

Net profit attributable to shareholders of the Bank
Australia	476	76.5	1,130	93.9
New Zealand	130	20.9	52	4.3
Other Countries(2)	16	2.6	22	1.8

	622	100.0	1,204	100.0

Assets
Australia	217,207	82.9	200,250	83.6
New Zealand	27,879	10.7	23,497	9.8
Other Countries(2)	16,931	6.4	15,906	6.6

	262,017	100.0	239,653	100.0

Acquisition of Property, Plant & Equipment, Intangibles and Other Non-current Assets
Australia	165	90.7	60	73.2
New Zealand	8	4.4	19	23.2
Other Countries(2)	9	4.9	3	3.6

	182	100.0	82	100.0

(1)	Comparatives have been restated on a consistent basis with the current half.

(2)	Other Countries are:

United Kingdom, United States of America, Japan, Singapore, Hong Kong, Grand Cayman, the Philippines, Fiji, Thailand, Indonesia, Malaysia, China and Vietnam. Businesses in Thailand and Malaysia were sold during the year ended 30 June 2002.

Notes to the financial statements

Note 9 Statement of Cash Flows

(a)	Reconciliation of Operating Profit after Income Tax to Net Cash Provided by Operating Activities

	Half Year Ended

	31/12/02	30/06/02	31/12/01
	$M	$M	$M

Profit from ordinary activities after income tax	625	1,451	1,205
Decrease (increase) in interest receivable	(163)	145	65
Increase (decrease) in interest payable	142	(152)	92
Net (increase) decrease in trading securities	(5,277)	(1,016)	(143)
Net (gain)/loss on sale of investment securities	1	(18)	(60)
(Gain)/Loss on sale property plant and equipment	(6)	(12)	—
Charge for bad and doubtful debts	151	159	290
Depreciation and amortisation	221	229	222
Other provisions	(89)	(147)	(26)
(Decrease) increase in income taxes payable	(443)	188	255
(Decrease) increase in deferred income taxes payable	(59)	(360)	(162)
(Increase) decrease in future income tax benefits	(33)	35	34
(Increase) decrease in accrued fees/reimbursements receivable	(90)	(17)	—
(Increase) decrease in accrued fees and other items payable	5	(162)	—
Unrealised gain on revaluation of trading securities	6	501	222
Amortisation of premium on investment securities	239	9	9
Change in excess of net market value over net assets of life insurance controlled entities	426	(303)	(174)
Other	(629)	113	(479)

Net Cash provided by Operating Activities	(4,973)	643	1,350

(b)	Reconciliation of Cash

For the purposes of the Statement of Cash Flows, cash includes cash at bank, money at short call, at call deposits with other financial institutions and settlement account balances with other banks.

	Half Year Ended

	31/12/02	30/06/02	31/12/01
	$M	$M	$M

Notes, coins and cash at bankers	2,387	2,056	2,072
Other short term liquid assets	689	495	808
Receivables due from other financial institutions — at call	1,779	2,709	983
Payables due to other financial institutions — at call	(2,430)	(2,762)	(3,263)

Cash and Cash Equivalents at end of year	2,425	2,498	600

(c)	Non Cash Financing and Investing Activities

The value of shares issued under the Dividend Reinvestment Plan was nil during the half year ended 31 December 2002 (31 December 2001: $172 million)

Note 10 Events after the end of the Financial Period

     The Directors have declared a fully franked dividend of 69 cents per share - amounting to $865 million for the half year ended 31 December 2002.

     A senior executive of Colonial First State resigned after the end of the half year. Included in the half yearly accounts is a payment of $3.39 million for an incentive payment in respect of the previous year, paid in the current year. Additionally, the executive received a $26.54 million payment from a provision raised at the acquisition of Colonial for liabilities relating to the conditions in the contract with that company. The executive also received, after the balance date, $2.82 million representing the payment of statutory entitlements and remuneration for the current year.

     The Directors are not aware of any other matter of circumstance that has occurred since the end of the half year that has significantly affected or may significantly affect the operation of the Bank, the results of those operations or the state of affairs of the Bank in subsequent financial years.

Note 11 Contingent Liabilities

     There have been no material changes in contingent liabilities since those disclosed in the financial statements for the year ended 30 June 2002, refer to note 38 of the 2002 Annual Report.

Note 12 Class Order 02/0606

     By virtue of Australian Securities and Investments Commission (ASIC) Class Order 02/0606 dated 24 May 2002, Ernst & Young were relieved from compliance with sections 324(1) and 324(2) of the Corporations Act 2001 until 30 November 2002. The details of the requirements of the Class Order are detailed in the 2002 Annual Report, Note 35.

Directors’ Declaration

In accordance with a resolution of the Directors of the Commonwealth Bank of Australia we state that in the opinion of the Directors:

(a)	the half year consolidated financial statements and notes as set out on pages 31 to 42:

(i)	give a true and fair view of the financial position as at 31 December 2002 and the performance for the half year ended on that date of the consolidated entity; and

(ii)	comply with Accounting Standard AASB1029: Interim Financial Reporting and the Corporations Regulations 2001; and

(b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors.

J T Ralph AC Chairman	D V Murray Chief Executive Officer

12 February 2003

Independent Review Report

To the Members of Commonwealth Bank of Australia

Scope

     We have reviewed the financial report of Commonwealth Bank of Australia for the half year ended 31 December 2002, set out on pages 31 to 43, including the Directors’ Declaration. The financial report includes the consolidated financial statements of the consolidated entity comprising the Commonwealth Bank of Australia and the entities it controlled at the end of the half year or from time to time during the half year. The company’s directors are responsible for the financial report.

     We have conducted an independent review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Interim Financial Reporting, other mandatory professional reporting requirements in Australia and statutory requirements, and in order for the company to lodge the financial report with the Australian Securities and Investment Commission.

     Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review was limited primarily to inquiries of the disclosing entity’s personnel and analytical review procedures applied to financial data. The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review Statement

     As a result of our review, we have not become aware of any matters that make us believe that the half year financial report of Commonwealth Bank of Australia is not in accordance with:

(a)	the Corporations Act 2001 including:

(i)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2002 and its performance for the half year ended on that date; and

(ii)	complying with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations 2001; and

(b)	other mandatory professional reporting requirements in Australia.

Ernst & Young Sydney	S J Ferguson Partner

12 February 2003

APPENDICES

1.	AVERAGE INTEREST EARNING ASSETS AND LIABILITIES

2.	INTEREST RATE AND VOLUME ANALYSIS

3.	INTEGRATED RISK MANAGEMENT

4.	CAPITAL ADEQUACY

5.	CREDIT RATING

6.	SHARE CAPITAL AND RESERVES

7.	DEFINITIONS

8.	VALUATIONS OF FUNDS MANAGEMENT AND LIFE INSURANCE BUSINESSES

9.	INTANGIBLE ASSETS

10.	PERFORMANCE SCHEDULE

11.	FUNDS MANAGEMENT AND LIFE INSURANCE COMPARATIVES

1.AVERAGE INTEREST EARNING ASSETS AND LIABILITIES

     The table lists the major categories of interest earnings assets and interest bearing liabilities of the Bank together with the respective interest earned or paid and the average interest rates for each of the half years ending 31 December 2002, 30 June 2002 and 31 December 2001. Averages used are predominantly daily averages.

     The overseas component comprises overseas branches of the Bank and overseas domiciled controlled entities. Overseas intragroup borrowings have been adjusted into the interest spread and margin calculations to more appropriately reflect the overseas cost of funds. Non-accrual loans are included in Interest Earning Assets under loans, advances and other receivables.

	31/12/02			30/06/02			31/12/01

	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance		Rate	Balance		Rate	Balance		Rate
Half Year Ended	$M	$M	%	$M	$M	%	$M	$M	%

Average Interest Earning Assets and Interest Income
Cash and liquid assets
Australia	3,598	70	3.9	4,280	64	3.0	4,300	74	3.4
Overseas	598	2	0.7	305	1	0.7	264	3	2.3
Receivables due from other financial institutions
Australia	2,497	37	2.9	2,015	43	4.3	1,631	26	3.2
Overseas	3,540	85	4.8	2,958	53	3.6	2,373	43	3.6
Deposits with regulatory authorities
Australia	—	—	n/a	—	—	n/a	—	—	n/a
Overseas	339	—	—	235	—	—	114	—	—
Trading securities
Australia	6,443	157	4.8	4,906	109	4.5	5,368	139	5.1
Overseas	2,888	59	4.1	2,562	47	3.7	2,831	64	4.5
Investment securities
Australia	4,207	119	5.6	4,022	101	5.1	3,530	110	6.2
Overseas	7,794	161	4.1	7,405	124	3.4	7,274	182	5.0
Loans, advances and other receivables
Australia	129,508	4,221	6.5	124,419	3,909	6.3	121,680	4,075	6.6
Overseas	22,263	753	6.7	19,977	638	6.4	18,857	650	6.8
Other interest earning assets	—	5	n/a	—	(3)	n/a	—	3	n/a
Intragroup loans
Australia	—	—	n/a	—	—	n/a	—	—	n/a
Overseas	2,502	12	1.0	3,361	25	1.5	3,106	40	2.6

Average interest earning assets and interest income including intragroup	186,177	5,681	6.1	176,445	5,111	5.8	171,328	5,409	6.3
Intragroup eliminations	(2,502)	(13)	1.0	(3,361)	(25)	1.5	(3,106)	(40)	2.6

Total average interest earning assets and interest income	183,675	5,668	6.1	173,084	5,086	5.9	168,222	5,369	6.3

	31/12/02	30/06/02	31/12/01
	Average	Average	Average
	Balance	Balance	Balance
Half Year Ended	$M	$M	$M

Non-Interest Earning Assets
Bank acceptances
Australia	13,237	12,187	11,748
Overseas	40	79	53
Life insurance investment assets
Australia	27,569	26,842	26,865
Overseas	4,090	4,154	4,104
Property, plant and equipment
Australia	635	662	699
Overseas	200	189	217
Other assets
Australia	21,118	22,710	24,548
Overseas	4,459	3,053	3,723
Provisions for impairment
Australia	(1,525)	(1,541)	(1,550)
Overseas	(149)	(148)	(139)

Total average non-interest earning assets	69,674	68,187	70,268

Total Average Assets	253,349	241,271	238,490

Percentage of total average assets applicable to overseas operations	19.2%	18.3%	17.9%

	31/12/02			30/06/02			31/12/01

	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
		Balance	Rate		Balance	Rate		Balance	Rate
Half Year Ended	$M	$M	%	$M	$M	%	$M	$M	%

Average Interest Bearing Liabilities and Loan Capital and Interest Expense
Time Deposits
Australia	45,941	1,031	4.5	40,465	887	4.4	42,107	1,014	4.8
Overseas	14,722	402	5.4	13,955	379	5.5	11,017	367	6.6
Savings Deposits
Australia	33,059	249	1.5	32,894	185	1.1	31,277	227	1.4
Overseas	2,693	47	3.5	2,535	40	3.2	2,353	42	3.5
Other demand deposits
Australia	32,517	592	3.6	30,610	513	3.4	28,442	524	3.7
Overseas	2,817	39	2.7	2,486	31	2.5	2,287	32	2.8
Payables due to other Financial institutions
Australia	1,868	22	2.3	1,910	23	2.4	2,174	42	3.8
Overseas	6,732	84	2.5	5,555	55	2.0	5,079	73	2.8
Debt issues
Australia	16,307	487	5.9	15,055	415	5.6	14,108	385	5.4
Overseas	9,319	138	2.9	8,629	96	2.2	10,155	168	3.3
Loan capital
Australia	5,339	107	4.0	5,456	99	3.7	5,525	128	4.6
Overseas	146	4	5.4	86	1	2.3	90	4	8.8
Other interest bearing liabilities	—	13	n/a	—	—	n/a	—	14	n/a
Intragroup borrowings
Australia	2,502	12	1.0	3,361	25	1.5	3,106	40	2.6
Overseas	—	—	n/a	—	—	n/a	—	—	n/a

Average interest bearing liabilities and loan capital and interest expense including intragroup	173,962	3,227	3.7	162,997	2,749	3.4	157,720	3,060	3.8
Intragroup eliminations	(2,502)	(13)	1.0	(3,361)	(25)	1.5	(3,106)	(40)	2.6

Total average interest bearing liabilities and loan capital and interest expense	171,460	3,214	3.7	159,636	2,724	3.4	154,614	3,020	3.9

	31/12/02	30/06/02	31/12/01
	Average	Average	Average
	Balance	Balance	Balance
Half Year Ended	$M	$M	$M

Non-Interest Bearing Liabilities
Deposits not bearing interest
Australia	4,720	5,029	5,813
Overseas	830	745	665
Liability on acceptances
Australia	13,242	12,187	11,748
Overseas	40	79	53
Life insurance policy liabilities
Australia	21,564	22,875	23,305
Overseas	3,695	3,539	3,376
Other liabilities
Australia	12,865	13,337	15,907
Overseas	2,782	3,214	2,831

Total average non-interest bearing liabilities	59,738	61,005	63,698

Total average liabilities and loan capital	231,198	220,641	218,312
Shareholders’ equity	22,151	20,630	20,178

Total average liabilities, loan capital and shareholders’ equity	253,349	241,271	238,490

Percentage of total average liabilities applicable to overseas operations	18.9%	18.5%	17.4%

2.INTEREST RATE AND VOLUME ANALYSIS

Changes in Net Interest Income:
Volume and Rate Analysis

	31/12/2002 vs 31/12/2001			31/12/2002 vs 30/6/2002

	Changes due to			Changes due to

	Volume	Rate	Total	Volume	Rate	Total
	$M	$M	$M	$M	$M	$M

Interest Earning Assets
Cash and liquid assets
Australia	(13)	9	(4)	(12)	17	5
Overseas	2	(3)	(1)	1	—	1
Receivables due from other financial institutions
Australia	13	(2)	11	9	(16)	(7)
Overseas	25	17	42	12	19	31
Trading securities
Australia	27	(9)	18	36	10	46
Overseas	1	(6)	(5)	6	5	11
Investment securities
Australia	20	(11)	9	5	11	16
Overseas	12	(33)	(21)	7	28	35
Loans, advances and other receivables
Australia	259	(113)	146	164	83	247
Overseas	116	(13)	103	75	29	104
Other interest earning assets	—	2	2	—	8	8
Intragroup loans
Australia	—	—	—	—	—	—
Overseas	(5)	(23)	(28)	(5)	(8)	(13)

Change in interest income including intragroup	452	(180)	272	285	200	485
Intragroup eliminations	5	23	28	5	8	13

Change in interest income	485	(185)	300	322	177	498

Interest Bearing Liabilities and Loan Capital
Time Deposits
Australia	89	(72)	17	122	7	129
Overseas	113	(78)	35	21	(4)	17
Savings Deposits
Australia	13	9	22	1	60	61
Overseas	6	(1)	5	2	4	6
Other demand deposits
Australia	75	(7)	68	33	37	70
Overseas	7	—	7	4	3	7
Payables due to other financial institutions
Australia	(5)	(15)	(20)	—	(1)	(1)
Overseas	22	(11)	11	13	15	28
Debt Issues
Australia	63	39	102	36	29	65
Overseas	(13)	(17)	(30)	9	31	40
Loan Capital
Australia	(4)	(17)	(21)	(3)	9	6
Overseas	2	(2)	—	1	2	3
Other interest bearing liabilities	—	(1)	(1)	—	12	12
Intragroup borrowings
Australia	(5)	(23)	(28)	(5)	(8)	(13)
Overseas	—	—	—	—	—	—

Change in interest expense including intragroup	315	(147)	168	197	234	429
Intragroup eliminations	5	23	28	5	8	13

Change in interest expense	322	(127)	195	214	231	444

Change in net interest income	211	(106)	105	144	(90)	54

Change due to Variation in Time Periods			—			39

     These Volume and Rate Analyses are for half year periods. The calculations are based on balances over the half year. The volume and rate variances for both total interest earning assets and liabilities have been calculated separately (rather than being the sum of the individual categories). The variation in time periods allows for the different number of days in the respective half years.

3.INTEGRATED RISK MANAGEMENT

(Excludes Life Insurance and Funds Management)

     The major categories of risk actively managed by the Bank include credit risk, liquidity and funding risk, market risk and other operational risks. The 2002 Annual Report pages 35 to 38, Integrated Risk Management, details the major risks managed by a diversified financial institution.

Credit Risk

     The Bank uses a portfolio approach for the management of its credit risk. Further details are provided in Note 14 of the Annual Report. A key element is a well diversified portfolio. The Bank is using various portfolio management tools to assist in diversifying the credit portfolio.

     The commercial portfolio remains well rated regardless of small number of large impaired assets. The level of exposure within Australia to the commercial portfolio and the home lending segment further supports the strength of the portfolio, with Australia expected to have a comparatively quick recovery on the international stage.

	31/12/02	30/06/02
Industry	%	%

Accommodation, Cafes and Restaurants	1.4	1.5
Agriculture, Forestry and Fishing	2.9	3.1
Communication Services	0.7	0.8
Construction	1.7	0.9
Cultural and Recreational Services	0.8	0.8
Electricity, Gas and Water Supply	1.6	1.7
Finance and Insurance	10.9	10.9
Government Administration and Defence	4.3	5.0
Health and Community Services	1.7	1.5
Manufacturing	5.1	5.2
Mining	1.3	1.1
Personal and Other Services	0.6	0.6
Property and Business Services	8.1	6.5
Retail Trade	2.2	2.4
Transport and Storage	2.5	3.2
Wholesale Trade	1.6	1.6
Consumer	52.6	53.2

Total	100.0	100.0

     The Bank is traditionally a large home loan provider in both Australia and New Zealand (see ‘Consumer’ above), where historically losses have been less than 0.03% of the portfolio in most years.

	31/12/02	30/06/02
Region	%	%

Australia	85.4	86.9
New Zealand	10.2	8.3
Europe	1.6	1.8
Americas	1.5	1.8
Asia	1.0	1.1
Other	0.3	0.1

Total	100.0	100.0

     The Bank has the bulk of the exposure concentrated in Australia and New Zealand.

Commercial Portfolio Quality

	31/12/02	30/06/02	31/12/01
Bank Equivalent Rating	%	%	%

AAA/AA	29	27	29
A	17	19	20
BBB	14	15	15
Other	40	39	36

Total	100	100	100

     Bank equivalent rating as a percentage of commercial portfolio exposure (including finance and insurances) which has been individually risk rated. The Bank has 60% of commercial exposures at investment grade quality.

Consumer Portfolio Quality

	31/12/02	30/06/02	31/12/01

Housing loans accruing but past 90 days or more $m	136	176	168
Housing loan balances $m*	93,545	85,839	79,745

Arrears rate %	0.15	0.21	0.21

*	Housing loan balances net of securitisation and includes home equity and similar facilities.

Interest Rate Risk in the Balance Sheet is discussed within Note 39 of the 2002 Annual Report.

Next 12 months’ Earnings

     Over the half year to 31 December 2002 the potential impact on net interest earnings of 1% parallel rate shock and the expected change in price of assets and liabilities held for purposes other than trading is as follows:

	31/12/02	30/06/02	31/12/01
(Expressed as a % of expected next 12 months earnings)%		%	%

Average monthly exposure	1.8	1.3	1.6
High month exposure	2.1	1.8	1.7
Low month exposure	1.6	0.7	1.4

Value at Risk (VaR) within Financial Markets Trading is discussed in the 2002 Annual Report.

	Average VaR	Average VaR	Average VaR
	During	During	During
	Dec 2002	June 2002	December 2001
	Half	Half	Half
	$M	$M	$M

Group (excluding ASB Bank)
Interest rate risk	3.37	3.23	2.60
Exchange rate risk	1.47	2.07	1.54
Implied volatility risk	0.59	0.59	0.48
Equities risk	0.32	0.42	0.47
Commodities risk	0.35	0.31	0.48
Prepayment risk	0.30	0.21	0.32
ASB Bank	0.19	0.17	0.14
Diversification benefit	(2.14)	(2.39)	(2.45)

Total	4.45	4.61	3.58

4.CAPITAL ADEQUACY

Risk Weighted Capital Ratios	31/12/02	30/06/02	31/12/01

Tier one	7.06%	6.78%	6.75%
Tier two	4.08%	4.28%	4.27%
Less deductions	(1.33%)	(1.26%)	(1.71%)

Total capital	9.81%	9.80%	9.31%

	Half Year Ended

	31/12/02	30/06/02	31/12/01
	$M	$M	$M

Tier One Capital
Shareholders’ equity	22,446	21,056	20,404
Eligible loan capital	414	415	459

Total Shareholders’ Equity and Loan Capital	22,860	21,471	20,863

Less Foreign currency translation reserve related to non-consolidated subsidiaries	(3)	90	—
Less Asset revaluation reserve	(4)	(4)	(5)
Less Goodwill	(5,161)	(5,391)	(5,554)
Less Expected dividend	(865)	—	—
Less Retained earnings in non-consolidated subsidiaries	(35)	—	—
Less Intangible component of investment in non-consolidated subsidiaries	(4,191)	(4,588)	(4,286)
Less Outside equity interest in life insurance statutory funds	(2,343)	(2,017)	(1,682)
Less Outside equity interest in entities controlled by non-consolidated subsidiaries	(110)	—	—

Total Tier One Capital	10,148	9,561	9,336

Tier Two Capital
Asset revaluation reserve	4	4	5
General provision for bad and doubtful debts(1)	1,323	1,351	1,331
FITB related to general provision	(384)	(392)	(391)
Upper tier 2 note and bond issues	298	297	298
Lower tier 2 note and bond issues	4,620	4,934	5,241
Less Lower tier 2 adjustment to 50% of tier 1 capital	—	(154)	(573)

Total Tier Two Capital	5,861	6,040	5,911

Tier One and Tier Two Capital	16,009	15,601	15,247
Less Investment in non-consolidated subsidiaries (net of intangible component deducted from Tier 1)	(1,868)	(1,741)	(2,328)
Less Other deductions	(42)	(40)	(38)

Capital Base	14,099	13,820	12,881

(1)	Excludes general provision for bad and doubtful debts in non-consolidated subsidiaries

	Face Value				Risk Weighted Balance
				Risk
	31/12/02	30/06/02	31/12/01	Weights	31/12/02	30/06/02	31/12/01
Risk-weighted assets	$M	$M	$M	%	$M	$M	$M

On balance sheet assets
Cash, claims on Reserve Bank, short term claims on Australian Commonwealth and State Government and Territories and other zero-weighted assets	24,980	22,315	26,474	0	—	—	—
Claims on OECD banks and local governments	14,329	13,401	12,452	20	2,866	2,680	2,490
Advances secured by residential property	97,717	86,378	79,693	50	48,858	43,189	39,847
All other assets	74,701	77,474	78,949	100	74,701	77,474	78,949

Total on balance sheet assets — credit risk	211,727	199,568	197,568		126,425	123,343	121,286
Total off balance sheet exposures — credit risk(1)					16,088	16,516	16,191
Risk weighted assets — market risk					1,258	1,190	794

Total risk weighted assets					143,771	141,049	138,271

(1)	Off balance sheet exposures secured by residential property account for $9.6 billion of off balance sheet credit equivalent assets ($4.8 billion of off balance sheet risk weighted assets).

     For an analysis of the movements in the capital ratios see page 29.

5.CREDIT RATING

Debt issues not guaranteed by the Commonwealth of Australia

	Short Term	Long Term

Standard & Poor’s Corporation	A-1+	AA-
Moody’s Investors Service, Inc	P-1	Aa3
Fitch, Inc	F1+	AA
Moody’s Bank Financial Strength Rating		B
Fitch, Inc Individual Rating		A/B

6.SHARE CAPITAL RESERVES

	Shares Issues	$M

Ordinary Share Capital
Opening balance 1 July 2002	1,252,921,363	12,665
Exercise of executive options	660,000	13
Buy Back for DRP; 2001/02 Final Dividend	(6,111,510)	(195)
DRP: 2001/2002 Final Dividend	6,111,510	195

Closing balance 31 December 2002	1,253,581,363	12,678

Preference Share Capital
Opening balance 1 July 2002	3,500,000	687

Closing balance 31 December 2002	3,500,000	687

Retained Profits
Opening balance 1 July 2002		1,452
Reversal of provision for final dividend at 30 June 2002 (on adoption of AASB 1044)		1,027
Net profit for the half year		622
Payment of final dividend		(1,027)
Provision for dividend (preference shares)		(18)
Appropriations from reserves (net)		368

Closing balance 31 December 2002		2,424

Reserves
Opening balance 1 July 2002		4,226
Appropriation to profits (net)		(368)
Movement in Foreign Currency Translation Reserve		156

Closing balance 31 December 2002		4,014

Outside Equity Interests: Controlled Entities
Opening balance 1 July 2002		9
Issue of Perpetual Preference Shares by ASB Capital		181
Listed Property Trusts acquired (Gandel)		110
Other		—

Closing balance 31 December 2002		300

Dividend Franking Account

     After fully franking the dividend to be paid in respect of the half year ended 31 December 2002 the amount of credits available as at 31 December 2002 to frank dividends for subsequent financial years is $260 million. This would enable a fully franked dividend of $607 million to be paid. This figure is based on the combined franking accounts of the Bank at 31 December 2002, which have been adjusted for franking credits that will arise from the payment of income tax payable on profits of the half year ended 31 December 2002, franking debits that will arise from the payment of dividends proposed for the half year and franking credits that the Bank may be prevented from distributing in subsequent financial periods. The Bank expects that future tax payments will generate sufficient franking credits for the Bank to be able to continue to fully frank future dividend payments. Dividend payments on or after 1 January 2003 will be franked at the 30% tax rate. These calculations have been based on the taxation law as at 31 December 2002.

Dividend Reinvestment Plan

     The Dividend Reinvestment plan is capped at 10,000 shares per shareholder.

Record Date

     The register closes for determination of dividend entitlement and for participation in Dividend Reinvestment Plan at 5:00pm on 21 February 2003 at ASX Perpetual Registrars Limited, Locked Bag A14, Sydney South, 1232

Ex Dividend Date

     The ex dividend date is 17 February 2003.

7.DEFINITIONS

Item	Description

Appraisal Value	The embedded value plus estimated value of profits from future business.
Cash Earnings	Represents profit from ordinary activities after tax and outside equity interest before appraisal value (reduction)/uplift and goodwill amortisation.
Dividend Payout Ratio	Dividend paid, net of dividends on preference shares, divided by earnings.
DRP	Dividend Reinvestment Plan.
DRP Participation Rate	The percentage of total issued capital participating in the Dividend Reinvestment Plan.
Earnings Per Share	Calculated in accordance with the AASB 1027: Earnings per Share.
Embedded Value	The estimated value of future profits from existing business together with net tangible assets.
Other Countries	United Kingdom, United States of America, Japan, Singapore, Hong Kong, Grand Cayman, the Philippines, Fiji, Thailand, Indonesia, Malaysia, China and Vietnam. Thailand and Malaysia were sold during the year ended 30 June 2002.
Return on Average Shareholders’ Equity	Based on profit from ordinary activities after tax and outside equity interests applied to average shareholders’ equity.
Return on Average Total Assets	Based on profit from ordinary activities after tax and outside equity interests. Averages are based on beginning and end of period balances.
Total Assets	Includes the gross amount of trading derivative contract revaluations.
Underlying profit	Represents profit from ordinary activities before tax, charge for bad and doubtful debts and goodwill amortisation.

8. VALUATIONS OF FUNDS MANAGEMENT AND LIFE INSURANCE BUSINESSES

Carrying Values of Funds Management and Life Insurance Business

     The following table sets out the components of the carrying values of the life insurance and funds management businesses, together with the key actuarial assumptions that have been used. These are Directors’ valuations based on appraisal values using a range of economic and business assumptions determined by management which are reviewed by independent actuaries Trowbridge Deloitte.

Analysis of Movement since 30 June 2002

		Life Insurance
	Funds
	Management	Australia(5)	New Zealand(6)	Asia(1)	Total
	$M	$M	$M	$M	$M

Profits	135	(4)	13	(15)	129
Net Capital Movements(2)	86	28	8	38	160
Dividends	(59)	(55)	—	—	(114)
Disposals / Acquisitions of Business(3)	(103)	—	—	(18)	(121)
Foreign Exchange Movements	13	—	25	(1)	37

Change in Shareholders NTA	72	(31)	46	4	91
Acquired Excess	113	—	—	—	113
Net Appraisal value (reduction)/uplift	(351)	(27)	15	(63)	(426)

Increase to 31 December 2002	(166)	(58)	61	(59)	(222)

	SHAREHOLDERS' NET TANGIBLE ASSETS

		Life Insurance
	Funds
	Management	Australia	New Zealand	Asia	Total

30 June 2002 balance	702	1,209	334	679	2,924
Profits	135	(4)	13	(15)	129
Net capital movements	27	(27)	8	38	46
Disposals / Acquisitions of business(3)	(103)	—	—	(18)	(121)
Foreign Exchange Movements	13	—	25	(1)	37

31 December 2002 balance	774	1,178	380	683	3,015

	VALUE IN FORCE BUSINESS

		Life Insurance
	Funds
	Management	Australia	New Zealand	Asia	Total

30 June 2002 balance	1,221	178	179	40	1,618
Disposals / Acquisitions of business(4)	84	—	—	—	84
(Reduction)/Uplift	(56)	(59)	12	(21)	(124)

31 December 2002 balance	1,249	119	191	19	1,578

	VALUE FUTURE NEW BUSINESS

		Life Insurance
	Funds
	Management	Australia	New Zealand	Asia	Total

30 June 2002 balance	3,660	23	275	80	4,038
Disposals/Acquisitions of business	29	—	—	—	29
(Reduction)/Uplift	(295)	32	3	(42)	(302)

31 December 2002 balance	3,394	55	278	38	3,765

	CARRYING VALUE AT 31 DECEMBER 2002

		Life Insurance
	Funds
	Management	Australia	New Zealand	Asia	Total

Shareholders’ net tangible assets	774	1,178	380	683	3,015
Value in force business	1,249	119	191	19	1,578

Embedded value	2,023	1,297	571	702	4,593
Value future new business	3,394	55	278	38	3,765

Carrying Value	5,417	1,352	849	740	8,358

(1)	The Asian Life businesses are not held in the market value environment and are carried at net assets plus and excess representing the difference between appraisal value and net assets at the time of acquisition. This excess, which effectively represents goodwill, is being amortised on a straight line basis over 20 years.

(2)	Includes capital injections, payments for investments in controlled entities and movements in intergroup loans.

(3)	Represents the purchase of management rights in CFS Retail Property Trust, disposal of part of CFS UK business and disposal of the Philippines life insurance business.

(4)	Represents the value of acquired management rights of CFS Retail Property Trust.

(5)	“Funds Management” business was reported at 30/06/02 as “Funds Management” and “Life Insurance — Australia — Investment” business. These businesses have been combined.

(6)	“Life Insurance — Australia” business was reported at 30/06/02 as “Life Insurance — Australia — Risk” business.

Reconciliation of the components of the carrying value to the value of investments in non-consolidated subsidiaries

	31/12/02	30/06/02	31/12/01
	$M	$M	$M

Intangible component of investment in non-consolidated subsidiaries deducted from Tier 1 capital comprises:
Value of future new business	3,765	4,038	3,673
Value of self-generated in force business	426	550	613

	4,191	4,588	4,286

Investment in non-consolidated subsidiaries deducted from Total Capital comprises:
Shareholders’ NTA in life and funds management businesses	3,015	2,924	3,333
Capital in other non-consolidated subsidiaries	243	122	72
Value of acquired in force business(1)	1,152	1,068	1,010
Less non-recourse debt	(2,542)	(2,373)	(2,087)

	1,868	1,741	2,328

(1)	The increase in the value of acquired in force business represents the value of acquired management rights of CFS Retail Property Trust.

Key Assumptions Used in Appraisal Values

     The following Key Assumptions have been used by Trowbridge Deloitte in determining the appraisal values. Other actuarial assumptions used in the valuation are described in the section Actuarial Methods and Assumptions.

	New	Risk	Value of
	Business	Discount	Franking
	Multiplier(1)	Rate	Credits
31 December 2002		%	%

Life Insurance entities
Australia	9	11.1	70
New Zealand	8	12.0	—
Asia - Hong Kong	8.5	12.0	—
Funds management entities
Australia	N/a	12.2	70

	New	Risk	Value of
	Business	Discount	Franking
	Multiplier	Rate	Credits
As at 30 June 2002		%	%

Life Insurance entities
Australia	9	11.5	70
New Zealand	8	12.0	—
Asia - Hong Kong	10	HKD 13.0(2)	—
		USD 12.0
Funds management entities
Australia	N/a	13.0	70

(1)	Changes in multipliers reflect changed risk discount rates, changes to business mix and changes to views on future new business growth.

(2)	These are the risk discount rates for Hong Kong dollars business and US dollar business.

Policy Liabilities

     Appropriately qualified actuaries have been appointed in respect of each life insurance business and they have reviewed and satisfied themselves as to the accuracy of the policy liabilities included in this financial report, including compliance with the regulations of the Life Insurance Act 1995 where appropriate.

	31/12/02	30/06/02	31/12/01
	$M	$M	$M

Components of policy liabilities:
Future policy benefits(1)	28,654	29,164	29,858
Future bonuses	1,277	1,493	1,398
Future expenses	2,318	2,259	1,798
Future profit margins	959	1,007	1,187
Future charges for acquisition expenses	(348)	(413)	(344)
Balance of future premiums	(8,147)	(7,666)	(6,934)
Provisions for bonuses not allocated to participating policyholders	49	73	49

Total policy liabilities	24,762	25,917	27,012

(1)	Including bonuses credited to policyholders in prior years

Taxation

     Taxation has been allowed for in the determination of policy liabilities in accordance with the relevant legislation applicable in each territory.

     On 1 July 2000 a new tax regime for life insurance companies commenced in Australia. The primary effect of this regime is to tax profits that had previously not been subject to taxation. Allowance has been made in the appraisal values and policy liabilities of the life insurance businesses for the impact of the new tax requirements.

Actuarial Methods and Assumptions

     Policy liabilities have been calculated in accordance with the Margin of Services (MoS) methodology as set out in Actuarial Standard 1.03 — Valuation Standard (‘AS1.03’) issued by the Life Insurance Actuarial Standards Board (‘LIASB’). The principal methods and profit carriers used for particular product groups are as follows:

Product Type	Method	Profit Carrier

Individual
Conventional	Projection	Bonuses/ dividends or expected claim
Payments
Investment account	Projection	Bonuses or asset charges
Investment linked	Projection	Asset charge
	Accumulation	Not applicable
Lump sum risk	Projection	Premiums/claims
Income stream risk	Projection	Expected claim payments
Immediate annuities	Projection	Bonuses or annuity payment
Group
Investment account	Projection	Bonuses or asset charges
Investment linked	Projection	Asset charge
Lump sum risk	Projection	Claims
	Accumulation	Premiums (implied)
Income stream risk	Projection	Expected claim payments

     The ‘Projection Method’ measures the present values of estimated future policy cash flows to calculate policy liabilities. The policy cash flows incorporate investment income, premiums, expenses, redemptions and benefit payments.

     The ‘Accumulation Method’ measures the accumulation of amounts invested by policyholders plus investment earning less fees specified in the policy to calculate policy liabilities. Deferred acquisition costs are offset against this liability.

     Bonuses are amounts added, at the discretion of the life insurer, to the benefits currently payable under Participating Business. Under the Life Act, bonuses are a distribution to policyholders of profits and may take a number of forms including reversionary bonuses, interest credits and capital growth bonuses (payable on the termination of the policy).

Actuarial Assumptions

     Set out below is a summary of the material assumptions used in the calculation of policy liabilities. These assumptions are also used in the determination of appraisal values.

Discount Rates

     These are the rates used to discount future cash flows to determine their net present value in the policy liabilities. The discount rates are determined with reference to the expected earnings rate of the assets that support the policy liabilities adjusted for taxation where relevant. The following table shows the applicable rates for the major classes of business in Australia and New Zealand. The changes relate to changes in long term earnings rates, asset mix and reflect the new tax regime for Australian business.

	31 December 2002	June 2002	June 2001
Class of Business	Rate Range %	Rate Range %	Rate Range%

Traditional — ordinary business (after tax)	5.55-6.30	6.21-6.96	6.38-6.72
Traditional — superannuation business (after tax)	6.78-7.71	7.58-8.52	7.80-8.23
Annuity business (after tax)	5.66-6.95	6.49-7.86	6.51-7.97
Term life insurance — ordinary business (after tax)	3.26-4.55	3.89-4.55	4.20-4.55
Term life insurance — superannuation business (after tax)	3.26-4.55	3.89-4.55	4.20-4.55
Disability business (before tax)	6.50	6.50	4.20-4.55
Investment linked — ordinary business (after tax)	5.21-5.77	5.89-6.45	5.86-6.36
Investment linked — superannuation business (after tax)	6.60-6.96	7.51-7.96	7.34-7.92
Investment linked — exempt (after tax)	7.50-8.22	8.52-9.13	8.34-9.12
Investment account — ordinary business (after tax)	3.77	4.41	4.51
Investment account — superannuation business (after tax)	4.59	5.36	5.49

Bonuses

     The valuation assumes that the long term supportable bonuses will be paid, which is in line with company bonus philosophy. There have been no significant changes to these assumptions.

Maintenance expenses

     For the Australian operations of the Colonial Group, maintenance expenses are based on an analysis of the underlying expenses and contractual fees where appropriate. For the New Zealand operations of the Colonial Group, maintenance expense assumptions are based on the contractual fees (inclusive of an allowance for inflation) as set out in the service company agreements. These have increased in line with inflation.

     For other operations maintenance expense assumption are based on an analysis of experience over the past year taking into account future business plans. ‘One off’ expenses are excluded.

Investment management expenses

     Investment management expense assumptions are based on the contractual fees (inclusive of an allowance for inflation) as set out in Fund Manager agreements. There have been no significant changes to these assumptions.

Inflation

     The inflation assumption is consistent with the investment earning assumptions. There have been no significant changes to these assumptions.

Benefit indexation

     The indexation rates are based on an analysis of past experience and estimated long term inflation and vary by business and product type. There have been no significant changes to these assumptions.

Taxation

     The taxation basis and rates assumed vary by territory and product type. For the Australian business it reflects the current regime for life insurance companies effective 1 July 2000.

Voluntary discontinuance

     Discontinuance rates are based on recent company and industry experience and vary by territory, product, age and duration in force. There have been no significant changes to these assumptions.

Surrender values

     Current surrender value bases are assumed to apply in the future. There have been no significant changes to these assumptions.

Unit price growth

     Unit prices are assumed to grow in line with assumed investment earnings assumptions, net of asset charges as per current company practice. There have been no significant changes to these assumptions.

Mortality and Morbidity

     Rates vary by sex, age, product type and smoker status. Rates are based on standard mortality table applicable to each territory e.g. IA90-92 in Australia for risk.

     IM/IF80 for annuities, adjusted for recent company and industry experience where appropriate.

Solvency

Australian Life Insurers

     Australian life insurers are required to hold prudential reserves in excess of the amount of policy liabilities. These reserves are required to support capital adequacy requirements and provide protection against adverse experience. Actuarial Standard AS2.03 ‘Solvency Standard’ prescribes a minimum capital requirement and the minimum level of assets required to be held in each life insurance fund. All controlled Australian life insurance entities complied with the solvency requirements of AS2.03. Further information is available from the individual statutory returns of subsidiary life insurers.

Overseas life insurers

     Overseas life insurance subsidiaries are required to hold reserves in excess of policy liabilities in accordance with local Acts and prudential rules. Each of the overseas subsidiaries complied with local requirements. Further information is available form the individual statutory returns of subsidiary life insurers.

Managed assets & fiduciary activities

     Arrangements are in place to ensure that asset management and other fiduciary activities of controlled entities are independent of the life insurance funds and other activities of the Group.

Disaggregated Information

     Life insurance business is conducted through a number of life insurance entities in Australia and overseas. Under the Australian Life Insurance Act 1995, life insurance business is conducted within one or more separate statutory funds which are distinguished from each other and from the shareholders fund. The financial statements of Australian life insurers prepared in accordance with AASB 1038, (and which are lodged with the relevant Australian regulators) show all major components of the financial statements disaggregated between the various life insurance statutory funds and their shareholder funds.

9. INTANGIBLE ASSETS

	31/12/02	30/06/02	31/12/01
	$M	$M	$M

Purchased goodwill — Colonial	5,592	5,662	5,662
Purchased goodwill — Other	1,125	1,125	1,131
Realisation of Life Insurance Synergy benefits(1)	(332)	(332)	(332)
Accumulated amortisation	(1,224)	(1,064)	(907)

Total Goodwill	5,161	5,391	5,554

(1)	Cost and revenue synergies, planned on acquisition of Colonial, are being achieved from the integration of the Commonwealth and Colonial life insurance businesses. Changes in the excess of net market value over net assets of life insurance controlled entities that are directly attributable to these cost and revenue synergies have been recorded as a realisation of goodwill.

Amortisation

	31/12/02	30/06/02	31/12/01
	$M	$M	$M

Analysis of movement in Goodwill
Opening balance	5,391	5,554	5,716
Amortisation for the half year	(160)	(161)	(162)
Transfer of funds from Colonial Foundation Trust (refer Page 29)	(71)	—	—
Other adjustments	1	(2)	—

Closing Balance	5,161	5,391	5,554

10. PERFORMANCE SUMMARIES

	Half Year Ended

	31/12/02	30/06/02	31/12/01	30/06/01
	$M	$M	$M	$M

Profit from ordinary activities after tax (statutory)	622	1,451	1,204	1,263
Profit from ordinary activities after tax (‘cash basis’(1))	1,208	1,309	1,192	1,153

Income
Interest income	5,668	5,086	5,369	5,876
Interest expense	3,214	2,725	3,020	3,623

Net interest income	2,454	2,361	2,349	2,253
Other banking operating income	1,306	1,274	1,278	1,185

Total banking income	3,760	3,635	3,627	3,438

Funds management income(2)	504	419	390	381
Life insurance income(2)	221	468	529	624

Total Income	4,485	4,522	4,546	4,443

Expenses
Operating expenses — comparable businesses	2,627	2,607	2,594	2,585
Operating expenses — included for the first time	83	—	—	—
Charge for bad and doubtful debts	151	159	290	203

Total Expenses	2,861	2,766	2,884	2,788

Profit from ordinary activities before goodwill amortisation, appraisal value (reduction)/uplift and income tax	1,624	1,756	1,662	1,655
Income tax expense(2)	413	447	469	499

Profit from ordinary activities after income tax	1,211	1,309	1,193	1,156
Outside equity interests	(3)	0	(1)	(3)

Profit from ordinary activities after income tax and before goodwill amortisation and appraisal value (reduction)/uplift	1,208	1,309	1,192	1,153
Appraisal value (reduction)/uplift	(426)	303	174	285
Goodwill amortisation	(160)	(161)	(162)	(175)

Net profit after income tax attributable to shareholders of the Bank	622	1,451	1,204	1,263

Contributions to profit (after tax)
Banking	1,079	1,092	975	918
Funds management	135	120	96	71
Life insurance	(6)	97	121	164

Profit after tax from ordinary activities (‘cash basis’(1))	1,208	1,309	1,192	1,153
Goodwill amortisation	(160)	(161)	(162)	(175)
Appraisal value (reduction)/uplift	(426)	303	174	285

Net profit after income tax attributable to shareholders of the Bank	622	1,451	1,204	1,263

(1)	‘Cash basis’ for the purpose of this performance summary is defined as net profit after tax and outside equity interest before goodwill amortisation, life insurance and funds management appraisal value (reduction)/uplift.

(2)	Included within life insurance and funds management income and tax expense is a $90 million tax credit relating to policyholder losses (31 December 2001: $25 million expense; 30 June 2002: $61 million tax credit). This item is also included in the income tax line in the above profit and loss. The net impact on the net profit after tax is therefore nil.

(3)	Operating Expenses included for the first time include costs associated with the strategic initiatives of the Bank as outlined at 30 June 2002 and additional share based compensation following changes to remuneration structures and the Bank’s accounting policy.

Banking Profit After Tax

	Half Year Ended

	31/12/02	30/06/02	31/12/01	30/06/01
	$M	$M	$M	$M

Income
Interest income	5,668	5,086	5,369	5,876
Interest expense	3,214	2,725	3,020	3,623

Net interest income	2,454	2,361	2,349	2,253
Other operating income	1,306	1,274	1,278	1,185

Total Operating Income	3,760	3,635	3,627	3,438

Expenses
Operating expenses — comparable businesses	1,976	1,964	1,965	1,973
Operating expenses — included for the first time	83	—	—	—
Charge for bad and doubtful debts	151	159	290	203

Total Expenses	2,210	2,123	2,255	2,176

Profit from ordinary activities before goodwill amortisation, appraisal value (reduction)/uplift and income tax	1,550	1,512	1,372	1,262
Income tax expense	471	420	396	341

Profit from ordinary activities after income tax	1,079	1,092	976	921
Outside equity interests	—	—	(1)	(3)

Profit from ordinary activities after income tax and before goodwill amortisation and appraisal value (reduction)/uplift	1,079	1,092	975	918

Net Interest Income

	Half Year Ended

	31/12/02	30/06/02	31/12/01	30/06/01
	$M	$M	$M	$M

Interest Income
Loans	4,949	4,530	4,701	5,034
Other financial institutions	122	96	69	138
Liquid assets	72	65	77	52
Trading securities	216	156	203	311
Investment securities	280	225	292	308
Dividends on redeemable preference shares	23	17	24	28
Other interest income	6	(3)	3	5

Total Interest Income	5,668	5,086	5,369	5,876

Interest Expense
Deposits	2,360	2,035	2,206	2,435
Financial institutions	106	78	115	165
Debt issues	625	511	553	834
Loan capital	111	100	132	179
Other interest expense	12	1	14	10

Total Interest Expense	3,214	2,725	3,020	3,623

Net Interest Income	2,455	2,361	2,349	2,253

Other Banking Income

	Half Year Ended

	31/12/02	30/06/02	31/12/01	30/06/01
	$M	$M	$M	$M

Lending fees	314	325	293	284
Commission and other fees	702	636	606	594
Trading income	226	238	251	222
Dividends	3	3	2	4
Net (loss)/gain on investments and loans	(12)	18	60	20
Net profit/(loss) on sale of property, plant and equipment	6	(4)	16	24
General insurance premium income	57	60	59	52
Less general insurance claims	(33)	(32)	(34)	(28)
Other	43	30	25	13

Total Other Banking Operating Income	1,306	1,274	1,278	1,185

Funds Management Profit after tax
Total income from funds management business	509	554	606	N/a
Operating expenses	400	388	373	N/a

Profit before tax	109	166	233	N/a
Income tax (credit)/expense	(29)	(20)	51	N/a
Outside equity interest	3	—	—	N/a

Net profit after tax	135	186	182	N/a

Life Insurance Profit after tax

	Half Year Ended

	31/12/02	30/06/02	31/12/01	30/06/01
	$M	$M	$M	$M

Life Insurance
Operating income	221	340	319	N/a
Operating expenses	(256)	(262)	(262)	N/a

Profit from life insurance activities before tax	(35)	78	57	N/a
Income tax (credit)/expense attributable to:				N/a
Policyholder	(24)	17	12	N/a
Corporate	(5)	30	10	N/a

Net Profit after tax	(6)	31	35	N/a

11. FUNDS MANAGEMENT AND LIFE INSURANCE COMPARATIVES

     This table sets out the re-statement of prior periods funds management and life insurance results to reflect the re-classification of investment linked products previously within life insurance to funds management.

Funds Management Segment Profit & Loss

	Full Year Ended 30/06/02			Half Year Ended 30/06/02			Half Year Ended 31/12/01

	Funds		Funds	Funds		Funds	Funds		Funds
	Management	Life - Funds	Management	Management	Life - Funds	Management	Management	Life - Funds	Management
	Previous	Management	Current	Previous	Management	Current	Previous	Management	Current
	$M	$M	$M	$M	$M	$M	$M	$M	$M

Operating income — external	809	338	1,147	419	128	547	390	210	600
Operating income — internal	33	(20)	13	19	(12)	7	14	(8)	6

Total income	842	318	1,160	438	116	554	404	202	606

Operating expenses — external	(548)	(213)	(761)	(272)	(116)	(388)	(276)	(97)	(373)
Operating expenses — internal	—	—	—	—	—	—	—	—	—

Total expenses	(548)	(213)	(761)	(272)	(116)	(388)	(276)	(97)	(373)

Operating profit before tax	294	105	399	166	—	166	128	105	233
Income tax expense attributable Policyholder	—	(65)	(65)	—	(78)	(78)	—	13	13
Corporate	78	18	96	46	12	58	32	6	38

Operating profit after tax	216	152	368	120	66	186	96	86	182

Life Insurance Segment Profit & Loss

	Full Year Ended 30/06/02			Half Year Ended 30/06/02			Half Year Ended 31/12/01

	Life		Life	Life		Life	Life		Life
	Insurance	Life - Funds	Insurance	Insurance	Life - Funds	Insurance	Insurance	Life - Funds	Insurance
	Previous	Management	Current	Previous	Management	Current	Previous	Management	Current
	$M	$M	$M	$M	$M	$M	$M	$M	$M

Operating income — external	997	(338)	659	468	(128)	340	529	(210)	319
Operating income — internal	—	—	—	—	—	—	—	—	—

Total income	997	(338)	659	468	(128)	340	529	(210)	319

Operating expenses — external	(724)	213	(511)	(371)	116	(255)	(353)	97	(256)
Operating expenses — internal	(33)	20	(13)	(19)	12	(7)	(14)	8	(6)

Total expenses	(757)	233	(524)	(390)	128	(262)	(367)	105	(262)

Operating profit before tax	240	(105)	135	78	—	78	162	(105)	57
Income tax expense attributable
Policyholder	(36)	65	29	(61)	78	17	25	(13)	12
Corporate	58	(18)	40	42	(12)	30	16	(6)	10

Operating profit after tax	218	(152)	66	97	(66)	31	121	(86)	35

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